++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until a final prospectus supplement is delivered. + +This prospectus supplement and the accompanying prospectus are not an offer + +to sell these securities and we are not soliciting offers to buy these secu- +
+rities in any state where the offer or sale is not permitted.                 +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 Subject to Completion, dated February 3, 1999

Prospectus Supplement
(To Prospectus dated December 3, 1998)
[LOGO OF GUIDANT]
Guidant Corporation

$

   % Notes due

Issue price:

Interest payable       and

The notes will mature on      . Interest will accrue from      , 1999. The
notes may not be redeemed prior to their scheduled maturity. We will issue the notes in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commis-sion has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

          Price to Discounts and Proceeds to
          Public   Commissions   the Company
--------------------------------------------
Per note         %             %           %
--------------------------------------------
Total        $             $           $
--------------------------------------------

We do not intend to apply for listing of the notes on any national securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors on or about
     , 1999.

J.P. Morgan & Co.

         BT Alex. Brown

                  Chase Securities Inc.

                           Credit Suisse First Boston

     , 1999

You should only rely on the information contained or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the under-writers have not, authorized any other person to provide you with different in-formation. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this pro-spectus supplement and the prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by refer-ence, is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Summary..................................................................  S-3
Ratio of Earnings to Fixed Charges.......................................  S-9
Use of Proceeds.......................................................... S-10
Pro Forma Capitalization................................................. S-11
Unaudited Pro Forma Combined Financial Information....................... S-12
Selected Consolidated Financial Data..................................... S-18
Management's Discussion and Analysis of Results of Operations and
 Financial Condition..................................................... S-20
Business................................................................. S-33
Description of the Notes................................................. S-49
Underwriting............................................................. S-50
Validity of the Notes.................................................... S-51

                                   Prospectus

Available Information....................................................    2
Incorporation of Certain Information by Reference........................    2
The Company..............................................................    3
Ratio of Earnings to Fixed Charges.......................................    3
Use of Proceeds..........................................................    3
Forward Looking Statements...............................................    3
Description of Senior Debt Securities....................................    4
Plan of Distribution.....................................................   20
Legal Matters............................................................   21
Experts..................................................................   21

                                    SUMMARY

In this prospectus supplement and the accompanying prospectus, the words "Com-pany," "Guidant," "we," "our," "ours" and "us" refer to the Guidant Corpora-tion. This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the terms of our notes, you should carefully read the more detailed information re-garding the terms and conditions of the notes in this prospectus supplement and the prospectus. You should also read the documents we have referred you to in the "Incorporation of Certain Information by Reference" section of the prospec-tus for further information on our company and our financial statements. Unless otherwise indicated, the information contained in this prospectus supplement has been adjusted to reflect the two-for-one stock split described under "Stock Split" below.

                                  The Company

We are a multinational company that designs, develops, manufactures and markets a broad range of innovative, high quality, therapeutic medical devices for the treatment of cardiovascular and vascular diseases, including devices for

                            . cardiac rhythm management,

                            . vascular intervention, and

                            . cardiac and vascular surgery.

Our net sales for the year ended December 31, 1997 and the nine months ended September 30, 1998 were $1,328.2 million and $1,403.5 million, respectively.

In cardiac rhythm management, we are a worldwide leader in automatic implantable cardioverter defibrillator systems used in the detection and treat-ment of abnormally fast heart rhythms. We also design, manufacture and market a full line of implantable pacemaker systems used in the treatment of slow or ir-regular heart rhythms. On February 1, 1999, the Company purchased Intermedics, the electrophysiology business of Sulzer Medica USA Holding Co., a division of Sulzer Medica, Ltd. for approximately $810 million (including a previously an-nounced $200 million litigation settlement payment). Intermedics is a global leader in the design, development, manufacture and distribution of pacemakers and pacemaker leads, with 1997 revenues of approximately $325 million. We be-lieve the acquisition of Intermedics will nearly double our share of the world-wide market for pacemakers, solidifying our position as a leading pacemaker company. We believe the acquisition of Intermedics will also significantly in-crease our sales presence with cardiologists, which will benefit us not only in our direct sale of pacemakers, but in the anticipated markets of congestive heart failure and atrial fibrillation. Intermedics also has an intellectual product portfolio which we believe will further strengthen our existing posi-tion in intellectual property in the cardiac rhythm management area.

In vascular intervention, we are a worldwide leader in minimally invasive de-vices, such as coronary stent systems and balloon dilatation catheters, used for opening blocked coronary arteries. In November 1998 we received FDA ap-proval to market the ACS MULTI-LINK DUET Coronary Stent System in the U.S. This stent provides enhanced visibility, greater deliverability, lower profiles, and a wider range of sizes. The ACS MULTI-LINK DUET Coronary Stent System is cur-rently the top selling coronary stent in Europe and the United States.

In cardiac and vascular surgery we develop, manufacture and market products for use in minimally invasive cardiac and vascular surgery.

Our business strategy is to design, develop, manufacture and market innovative, high quality therapeutic products principally for use in treating cardiovascu-lar disease, the leading cause of death in the United States, resulting in im-proved quality of patient care and reduced treatment costs. In implementing this strategy, we focus on the following three areas, which we believe are critical to our future success:

                            . global product innovation,

                            . economic partnership with customers worldwide,
                              and

                            . organizational excellence.

We are committed to ongoing product innovation and have invested substantial resources in the research and development of new products. During the past three years, our research and development investment has approximated 15% of sales.

This investment has resulted in a continuous record of innovative product in-troductions and has led to our global leadership position in cardiac rhythm management and vascular intervention. For the nine months ended September 30, 1998, 64% of our total sales were from products introduced since January 1, 1998.

We continue to pursue a strategy that includes the potential acquisition of businesses in the medical device industry. We plan to acquire technologies that are complementary to our existing technology base, products that serve our ex-isting customer base, and businesses that expand our geographical presence. However, we cannot assure you that any acquisition will be consummated, or if consummated, when it will be consummated and what the terms of the acquisition will be.

                              Recent Developments

Fourth Quarter Earnings

On January 28, 1999, we announced our fourth quarter sales of $493.5 million, bringing our total sales to a record of $1,897 million for 1998. Compared to the fourth quarter of 1997, our highest sales quarter in our history due to our highly successful entry into the U.S. stent market, fourth quarter 1998 sales were essentially level. Excluding acquisition-related and other special charges in the fourth quarter of 1997, which reduced net income by $14.9 million, our 1998 fourth quarter net income of $86.8 million grew 13% over the comparable period in 1997. After the two-for-one stock split, described under "Stock Split" below, our earnings per share of $0.29 in the fourth quarter represented growth of 12% over 1997.

Our 1998 fourth quarter sales of cardiac rhythm management products reached $210.7 million, an increase of 15% over the same period last year. Sales of the VENTAK MINI III and newly-launched MINI IV implantable defibrilator, the VENTAK AVIII DR rate responsive dual chamber pacemaker/defibrillator and the DISCOVERY and MERIDIAN pacing product lines drove revenue growth. On a worldwide basis, our implantable defibrillator revenues increased 5% over the fourth quarter of 1997, while our pacemaker sales grew 39% over last year.

Our sales of vascular intervention products of $262.8 million decreased 11% in the fourth quarter of 1998 compared to the same period in 1997, which featured the U.S. launch of the ACS RX MULTI-LINK Coronary Stent System. Our worldwide coronary stent sales totaled $181.6 million in the quarter. Our U.S. revenues in coronary stents totaled $128.3 million. Total stent sales were aided by our highly successful launch of the ACS MULTI-LINK DUET Coronary Stent System in Europe and a strong performance by the ACS MULTI-LINK Coronary Stent System in Japan.

Fourth quarter 1998 sales of our cardiac and vascular surgery products grew by 6% over last year to $20.0 million. The VASOVIEW UNIPORT system for less-invasive saphenous vein harvesting associated with coronary artery by pass pro-cedures helped drive growth in this quarter.

Gross profit of $384.6 million in the quarter improved slightly to 77.9% of sales compared to 77.7% in the fourth quarter of 1997 due to increased manufac-turing volume and continued progress in manufacturing efficiencies.

Our operating expenses for the fourth quarter of 1998 declined by 5%, excluding special charges in 1997. Sales, marketing and administrative expenses declined primarily due to lower selling costs, particularly for vascular intervention products, and declines in administrative spending. Total spending in research and development during the quarter rose to record levels, representing 15.9% of sales and growing 18% over the fourth quarter of 1997 as we continue our in-vestment in current and future technology platforms. The fourth quarter of 1998 also benefitted from a lower income tax rate, after excluding the impact of special charges, in comparison to the fourth quarter of 1997.

Overall, excluding special charges in 1997, we recorded an increase in net in-come during the fourth quarter of 1998 of 13% to $86.8 million, and growth in earnings per share of 12% to $0.29 on a post-stock split basis.

For the year ended December 31, 1998, sales of $1,897 million increased 43% compared to 1997, driven by performance of new products in all geographies and markets. Favorable sales mix impact as well as continued realization of manu-facturing efficiencies and increased production volume led to a 46% increase in gross profit over 1997 results. Adjusted 1998 operating expenses rose 29% over adjusted 1997 results, and continued to reflect significant investment in re-search and development and product distribution capabilities as a foundation for long-term growth. On a reported basis, we had a net income of $43.8 million or $0.14 per share. With special charges excluded from both current and prior year results, net income grew to $359.4 million or $1.19 per share in 1998, representing an increase of 82% in net income and 81% in earnings per share over the prior year.

 Recent Acquisition

 On February 1, 1999, we completed our acquisition of Intermedics for an ag-gregate cost of approximately $810 million (including a previously an-nounced $200 million litigation settlement payment) using the purchase method of accounting. A $200 million charge was recorded in the third quar-ter of 1998 relating to the litigation settlement payment. An additional one-time, pre-tax charge of $49 million will be recorded in the first quar-ter of 1999 relating to the ascribed value of Intermedics in process tech-nology. We initially financed this acquisition with the issuance of commer-cial paper. However, we intend to use the net proceeds of this offering to reduce the amount of our outstanding commercial paper borrowings. We also intend to issue additional long term securities to further reduce the amount of our outstanding commercial paper borrowings.

 Stock Split

 On December 21, 1998, we declared a two-for-one stock split in the form of a 100% stock dividend which was distributed on January 27, 1999 to the holders of record on January 13, 1999.

                                  The Offering

 Securities...................................  We are offering  % Notes due
                                                     .

 Principal Amount.............................  $

 Maturity.....................................

 Interest Rate................................    % per year, accruing from
                                                     , 1999.

 Interest Payment Dates.......................      and    , beginning on
                                                     , 1999.

 Ranking......................................  The notes will rank equal to all of our other existing and
                                                future senior unsecured
                                                indebtedness.

 Redemption...................................  The notes are not redeemable prior to maturity.

 General Indenture Provisions.................  The indenture includes the following provisions:

                                                . The indenture limits our
                                                  ability to merge or
                                                  consolidate with another
                                                  company, or transfer or sell
                                                  all or substantially all of
                                                  our assets;

                                                . The indenture limits our
                                                  ability to create liens;

                                                . The indenture limits our
                                                  ability to enter into sale
                                                  and leaseback transactions;
                                                  and

                                                . The indenture limits the
                                                  amount of debt that some of
                                                  our subsidiaries may incur.

 Use of Proceeds..............................  The Company will use the proceeds of the notes to repay
                                                a portion of its commercial
                                                paper borrowings used to
                                                finance the acquisition of
                                                Intermedics.

                         Summary Financial Information

The historical financial data set forth below represents summary financial data of our company. The pro forma information included in this summary reflects the acquisition of Intermedics using the purchase method of accounting and incurrence of debt in connection with the acquisition. The financial data pre-sented below should be read in conjunction with the consolidated financial statements of the Company and the accompanying notes, "Management's Discussion and Analysis of Results of Operations and Financial Condition," and "Unaudited Pro Forma Combined Financial Information" included elsewhere in this prospectus supplement and incorporated by reference into the accompanying prospectus.

                           Pro Forma
                          Nine Months      Nine Months Ended
                             Ended           September 30,            Year Ended December 31,
                         September 30,     ---------------------    ----------------------------------
(Dollars in millions,        1998            1998         1997        1997         1996        1995
except per-share data)   -------------     --------     --------    --------     --------    ---------
                                         (unaudited)
Operations:
Net sales:
 Cardiac rhythm
  management                               $  613.9     $  486.3    $  669.6     $  574.6    $   452.4
 Vascular intervention                        739.4        297.7       591.4        425.6        447.9
 Cardiac & vascular
  surgery                                      50.2         48.4        67.2         49.5         31.0
                         -------------     --------     --------    --------     --------    ---------
  Total net sales             $1,641.6      1,403.5        832.4     1,328.2      1,049.7        931.3

Gross profit                   1,249.1      1,090.4        622.3     1,007.4        733.8(1)     647.9
Income from operations           382.8(12)    362.5 (2)    153.6(3)    279.4(4)     240.8(1)     212.3
Net income (loss)             $  129.2(12) $  (43.0)(5) $   83.2(6) $  145.3(7)  $   52.3(8) $    92.8
Earnings (loss) per
 share(9)                     $   0.44(12) $  (0.15)(5) $   0.28(6) $   0.49(7)  $   0.18(8) $    0.32
Earnings (loss) per
 share-diluted(9)             $   0.43(12) $  (0.15)(5) $   0.28(6) $   0.48(7)  $   0.18(8) $    0.32
Weighted average shares
 outstanding-diluted(9)         302.04       294.60       299.06      299.78       296.26       293.26
                           Pro Forma         September 30,                 December 31,
                         September 30,     ---------------------    ----------------------------------
                             1998            1998         1997        1997         1996        1995
                         -------------     --------     --------    --------     --------    ---------
Financial Position:
Working capital               $  306.7     $  114.6     $  123.9    $   83.8(10) $  127.6    $   119.7
Capital expenditures,
 net                              91.3         76.6         53.2        76.8         63.6         64.9
Total assets                   2,151.7      1,446.3      1,009.6     1,225.0      1,024.9      1,069.1
Borrowings                     1,177.7        361.6        347.1       292.2        363.5        455.0
 Borrowings as a
  percentage of total
  capitalization                  71.5%        41.1%        39.2%       33.4%        43.8%        53.6%
Earnings to fixed
 charges(11)                       8.6         28.4         11.2        13.2          8.7          5.5
Shareholders' equity             468.8        517.8        538.1       581.8        466.9        394.4

--------------
(1) Includes the impact of special obsolescence charges of $28.8 million. Ex-cluding the effect of these charges, gross profit was $762.6 million, and in-come from operations was $269.6 million.
(2) In conjunction with the asset acquisitions of InControl, Inc., in September 1998 and NeoCardia, LLC., in May 1997, this includes the appraised value of in-process research and development. Excluding the effect of these charges, income from operations was $481.2 million.
(3) In conjunction with the asset acquisition of NeoCardia, LLC., the initial purchase price of $57.4 million, which represented the appraised value of in-process research and development, was charged to expense. Excluding the impact of this charge, income from operations was $211.0 million.
(4) Includes merger-related costs of $11.1 million in connection with the ac-quisition of EndoVascular Technologies, Inc. ("EVT") and a special contribution to the Guidant Foundation, Inc., of $11.5 million. Excluding the impact of these charges and the in-process research and development, income from opera-tions was $359.4 million.
(5) Includes a $200 million charge recorded in the third quarter of 1998 rela-tive to the settlement of intellectual property litigation reached in connec-tion with the purchase of Intermedics and a $60 million charge recorded upon Guidant's agreement with C.R. Bard, Inc. ("Bard") that settled two patent in-fringement lawsuits. Excluding these charges along with the in-process research and development charge referred to in (2) above, net income was $272.6 million, earnings per share was $0.93, and earnings per share-diluted was $0.91.
(6) Excluding the effect of the in-process research and development, net income was $120.3 million, earnings per share was $0.41, and earnings per share-di-luted was $0.40.

(7) In addition to the special items mentioned in (4) above, reported net in-come includes a cumulative effect of a change in accounting principle of $4.7 million, net of tax. Excluding the effect of these special items, net income was $197.4 million, earnings per share was $0.67, and earnings per share-di-luted was $0.66.
(8) Includes the impact of impairment charges on atherectomy-related goodwill and other intangible assets of $66.9 million. Excluding the effect of special charges, net income, earnings per share, and earnings per share-diluted were $136.4 million, $0.46, and $0.46, respectively.
(9) Per-share data and weighted average shares outstanding have been adjusted for all years to reflect the two-for-one stock splits declared in August 1997 and December 1998.
(10) The decline in working capital primarily resulted from the classification of $212.2 million of our commercial paper and bank borrowings as a current lia-bility.
(11) Excludes the impact of the special charges.
(12) Excluding in-process research and development charges in 1998 and a $60 million litigation settlement charge related to Bard, income from operations was $501.5 million, net income was $244.8 million, earnings per share was $0.83, and earnings per share-diluted was $0.81.

The summary financial information above gives retroactive effect to our acqui-sition of EVT in a tax-free stock exchange in the fourth quarter of 1997.

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

                            Pro Forma    Nine Months
                           Nine Months      Ended
                              Ended     September 30, Year Ended December 31,
                          September 30, ------------- ------------------------
                              1998       1998   1997  1997 1996 1995 1994 1993
                          ------------- ------ ------ ---- ---- ---- ---- ----
Ratio of Earnings to
 Fixed Charges...........           8.6   28.4   11.2 13.2  8.7  5.5  8.0 17.8

These computations include the Company and our subsidiaries. For these ratios, "earnings" is determined by adding the "total fixed charges" and income taxes to income from continuing operations excluding special charges. For this pur-pose, "total fixed charges" consists of (1) interest on all indebtedness, and
(2) an interest factor attributable to rentals.

                                USE OF PROCEEDS

The Company expects to use the net proceeds from the sale of the notes (esti-
mated at $     million, before deducting estimated expenses of this offering)
to repay a portion of its commercial paper borrowings. Such commercial paper was issued to finance the acquisition of Intermedics, which was consummated on February 1, 1999, and for general corporate purposes and working capital. As of February 2, 1999, the Company's commercial paper borrowings had a weighted av-erage interest rate (on a bond-equivalent yield basis) of approximately 5.07% per annum with a weighted average maturity of approximately 29 days.

                            PRO FORMA CAPITALIZATION

The following table sets forth cash and cash equivalents and the consolidated total capitalization of the Company as of September 30, 1998, adjusted to give effect to (i) the acquisition of Intermedics, including the incurrence of com-mercial paper borrowings in connection therewith and (ii) the issuance of $ million of notes offered hereby and the application of the estimated net pro-ceeds therefrom, as described under "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements of the Company included elsewhere herein and the "Unaudited Pro Forma Consolidated Financial Statements" and the notes thereto included elsewhere herein.

                                                As of September 30, 1998
                                               Pro Forma      As Adjusted
(In millions)                                 ------------   -------------
Cash and cash equivalents                      $      40.2    $       40.2
                                              ============   =============
Debt:
  Commercial paper                                 1,062.7
  Bank borrowings                                    115.0
    % Senior Subordinated Notes due                     --
                                              ------------   -------------
    Total debt (including current portion)         1,177.7
Shareholders' Equity:
  Common stock, no par value, 500,000,000
   shares authorized                                 192.5           192.5
  Paid-in capital                                    199.5           199.5
  Retained earnings                                  165.0           165.0
  Treasury stock                                     (21.3)          (21.3)
  Deferred cost, ESOP                                (42.2)          (42.2)
  Cumulative currency translation adjustments        (24.7)          (24.7)
                                              ------------   -------------
    Total Shareholders' equity                       468.8           468.8
                                              ------------   -------------
    Total capitalization                       $   1,646.5    $    1,646.5
                                              ============   =============

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information has been pre-pared to reflect the adjustments to Guidant Corporation's historical results of operations and financial position and to give effect to the acquisition of Intermedics using the purchase method of accounting and the incurrence of debt in connection therewith, including commercial paper borrowings to initially fi-nance the acquisition and the replacement of a portion of such borrowings with an assumed $250 million of proceeds in connection with this offering.

On February 1, 1999, the Company completed the acquisition of Intermedics for approximately $810 million (including a previously announced $200 million liti-gation settlement payment). The final purchase price was determined according to the aggregate sales volume in the first half of 1998 produced by the U.S. independent sales representatives of Intermedics who, prior to the closing of the transaction, agreed to become employees of Guidant. Sales representatives responsible for producing approximately 70% of the aggregate U.S. sales volume of Intermedics accepted offers to become Guidant employees by the date of the closing of the acquisition. Although the remaining sales representatives will continue to sell Intermedics products under contract, Guidant does not expect all of such remaining Intermedics sales representatives to become Guidant em-ployees. As a result of transitional issues related to the acquisition, Guidant expects that the near term increase in sales volume resulting from the acquisi-tion will be less than Intermedics' historical sales volume.

The unaudited pro forma combined statements of income for the year ended Decem-ber 31, 1997, and for the nine months ended September 30, 1998, are based on the combined historical results of operations adjusted to give effect to the transaction as if it had occurred on January 1, 1997. The unaudited pro forma combined statements of income exclude any benefits from synergies that may re-sult from the Intermedics acquisition.

The unaudited pro forma combined balance sheet gives effect to the transaction as if it had occurred on September 30, 1998. The unaudited pro forma combined balance sheet includes the adjustments necessary to reflect the allocation of the proposed acquisition cost to the fair values of the assets acquired and li-abilities assumed, including a pro forma charge to retained earnings for in-process technology acquired. Such allocation has been based on preliminary es-timates of the fair value of the related assets and liabilities. The actual al-location of such consideration may differ from that reflected in the pro forma financial information after the completion of independent valuations and other procedures to be performed. Management does not expect that the final alloca-tion of the aggregate purchase price will differ materially from the prelimi-nary allocations.

Pursuant to the Stock and Asset Purchase Agreement, intercompany amounts owed to Intermedics and income tax liabilities were not assumed by Guidant. The ex-cess of the purchase price over the fair value of the net tangible assets ac-quired was allocated to specific intangible asset categories (principally good-will) and is being amortized over the estimated periods of benefit associated with these specific intangible asset categories.

The unaudited pro forma combined financial information is not necessarily in-dicative of Guidant's results of operations or financial position had the Intermedics acquisition reflected therein actually been consummated at its as-sumed dates, nor is it necessarily indicative of Guidant's results of opera-tions or financial position for any future period. The unaudited pro forma com-bined financial information should be read in conjunction with Guidant's con-solidated financial statements and notes thereto incorporated by reference in this Prospectus.

                      Guidant Corporation and Intermedics

                Unaudited Pro Forma Combined Statement of Income

                      Nine Months Ended September 30, 1998

                            Guidant                     Pro Forma
(Dollars in millions,     Corporation  Intermedics   Adjustments and      Pro Forma
except per-share and      Historical   Historical   Reclassifications     Combined
other data)               -----------  -----------  -----------------     ---------
Net sales                    $1,403.5       $238.1                         $1,641.6
Cost of products sold           313.1         79.4                            392.5
                          -----------  -----------                        ---------
  Gross profit                1,090.4        158.7                          1,249.1
Research and development        197.8         34.2               (1.0)(1)
                                                                  1.8 (2)     232.8
Purchased research and
 development                    118.7                                         118.7
Sales, marketing and
 administrative                 411.4         97.6                5.8 (2)     514.8
Other operating expenses                       7.6               (7.6)(2)       --
Intangibles amortization          --          10.5              (10.5)(3)       --
                          -----------  -----------  -----------------     ---------
  Income from operations        362.5          8.8               11.5         382.8
Other income (expenses)
  Interest, net                 (10.1)       (12.9)              13.3 (4)     (47.2)
                                                                (37.5)(5)
  Royalties, net                (31.8)                           (1.0)(1)     (32.8)
  Amortization                  (13.1)                          (17.9)(6)     (31.0)
  Litigation settlement        (260.0)                          200.0 (7)     (60.0)
  Other, net                     (4.8)        (0.2)               --           (5.0)
                          -----------  -----------  -----------------     ---------
                               (319.8)       (13.1)             156.9        (176.0)
                          -----------  -----------  -----------------     ---------
Income (loss) before
 income taxes                    42.7         (4.3)             168.4         206.8
Income taxes (benefit)           85.7          1.1               (9.2)(8)      77.6
                          -----------  -----------  -----------------     ---------
Net income (loss)            $  (43.0)      $ (5.4)            $177.6      $  129.2
                          ===========  ===========  =================     =========
Earnings (loss) per
 share(9):
  Basic                      $  (0.15)                                     $   0.44
  Diluted                    $  (0.15)                                     $   0.43
Weighted average shares
 outstanding(9):
  Basic                        294.60                                        294.60
  Diluted                      294.60                                        302.04


      See accompanying notes to Unaudited Pro Forma Financial Information

                      Guidant Corporation and Intermedics

                Unaudited Pro Forma Combined Statement of Income

                          Year Ended December 31, 1997

                            Guidant                     Pro Forma
(Dollars in millions,     Corporation  Intermedics   Adjustments and      Pro Forma
except per-share          Historical   Historical   Reclassifications     Combined
and other data)           -----------  -----------  -----------------     ---------
Net sales                    $1,328.2       $325.5                         $1,653.7
Cost of products sold           320.8        100.2                            421.0
                          -----------  -----------                        ---------
  Gross profit                1,007.4        225.3                          1,232.7
Research and development        208.3         45.3               (3.8)(1)
                                                                  1.0 (2)     250.8
Purchased research and
 development                     57.4                                          57.4
Sales, marketing and
 administrative                 439.7        126.4                7.5 (2)     573.6
Other operating expenses                       8.5               (8.5)(2)       --
Intangibles amortization                      13.3              (13.3)(3)       --
Merger-related costs             11.1                                          11.1
Foundation contribution          11.5          --                 --           11.5
                          -----------  -----------  -----------------     ---------
  Income from operations        279.4         31.8               17.1         328.3
Other income (expenses)
  Interest, net                 (19.5)       (17.9)              18.2 (4)     (68.2)
                                                                (49.0)(5)
  Royalties, net                  2.3                            (3.8)(1)      (1.5)
  Amortization                  (15.5)                          (23.8)(6)     (39.3)
  Other, net                      2.1         (2.3)               --           (0.2)
                          -----------  -----------  -----------------     ---------
                                (30.6)       (20.2)             (58.4)       (109.2)
                          -----------  -----------  -----------------     ---------
Income (loss) before
 income taxes and
 cumulative effect of
 change in accounting
 principle                      248.8         11.6              (41.3)        219.1
Income taxes (benefit)           98.8          6.9              (11.7)(8)      94.0
                          -----------  -----------  -----------------     ---------
Income (loss) before
 cumulative effect of
 change in accounting
 principle                   $  150.0       $  4.7             $(29.6)     $  125.1
                          ===========  ===========  =================     =========
Earnings per share:
  Income before
   cumulative effect
   change in accounting
   principle per common
   share(9):
    Basic                    $   0.51                                      $   0.43
    Diluted                  $   0.50                                      $   0.42
  Weighted average
   shares
   outstanding(9):
    Basic                      294.30                                        294.30
    Diluted                    299.78                                        299.78

      See accompanying notes to Unaudited Pro Forma Financial Information

                      Guidant Corporation and Intermedics

                   Unaudited Pro Forma Combined Balance Sheet

                               September 30, 1998

                            Guidant                        Pro Forma
                          Corporation Intermedics       Adjustments and       Pro Forma
                          Historical  Historical       Reclassifications      Combined
(Dollars in millions)     ----------- -----------      -----------------      ---------
Cash and cash
 equivalents                 $   28.7      $ 13.4                $  (1.9)(10)  $   40.2
Accounts receivable, net        366.5        66.4                  (18.0)(11)     414.9
Other receivables                 8.2         --                                    8.2
Inventories                     162.7        89.7                   (3.2)(11)     249.2
Deferred income taxes            64.9         6.8                   59.8 (11)     131.5
Prepaid expenses                 20.7         2.0                    --            22.7
                          ----------- -----------      -----------------      ---------
  Total Current Assets          651.7       178.3                   36.7          866.7
Goodwill and other
 intangible assets, net         290.3             (12)             448.3 (13)     738.6
Investments                      44.7         --                                   44.7
Deferred income taxes            62.8        12.9                                  75.7
Sundry                           31.1         0.8                    1.9 (10)      33.8
Property and equipment,
 net                            365.7        82.7                  (56.2)(11)     392.2
                          ----------- -----------      -----------------      ---------
  Total Assets               $1,446.3      $274.7                $ 430.7       $2,151.7
                          =========== ===========      =================      =========
Accounts payable and
 accrued expenses               331.7        29.6                                 361.3
Income taxes payable              5.4                                               5.4
Payable to Sulzer Medica        200.0             (14)            (200.0)(7)        --
Current portion of long-
 term debt                        --          0.3                  100.0 (15)     100.3
Liabilities assumed               --          --                    93.0 (16)      93.0
                          ----------- -----------      -----------------      ---------
  Total Current
   Liabilities                  537.1        29.9                   (7.0)         560.0
Long-term debt                  361.6         5.8 (14)             710.0 (17)   1,077.4
Other noncurrent
 liabilities                     29.8        15.7 (14)                             45.5
Common stock                    192.5                                             192.5
Other stockholders'
 equity                         325.3                              (49.0)(18)     276.3
Net assets acquired               --        223.3                 (223.3)(19)       --
                          ----------- -----------      -----------------      ---------
  Total Liabilities and
   Stockholders' Equity      $1,446.3      $274.7                $ 430.7       $2,151.7
                          =========== ===========      =================      =========


      See accompanying notes to Unaudited Pro Forma Financial Information

                      Guidant Corporation and Intermedics

          Notes to Unaudited Pro Forma Combined Financial Information
                             (Dollars in millions)

Following is a description of pro forma adjustments reflected in the Unaudited Pro Forma Combined Statements of Income and Balance Sheet:

(1) Reclassification of Intermedics' royalty expenses to conform with Guidant's presentation.

(2) Represents the reclassification of Sulzer Medica corporate charges to con-form with Guidant's presentation.

(3) Elimination of amounts recorded by Intermedics for amortization of intangi-ble assets. Amortization expense related to goodwill and other intangibles ac-quired in the transaction is reflected in Note 6.

(4) Represents interest on intercompany debt payable to Sulzer Medica. This outstanding loan was forgiven at the date of acquisition under the terms of the Stock and Asset Purchase Agreement.

(5) Represents the estimated increase in interest expense and financing fees resulting from the acquisition. The estimated increase in interest expense as-sumes the initial financing obtained in connection with the acquisition re-mained outstanding during the periods presented. The initial transaction fi-nancing needs were met with cash raised in the commercial paper markets, which carries a variable rate of interest. Long-term financing in an assumed aggre-gate principal amount of $250 million will then be issued under this offering at an anticipated interest rate of 6.22%. The average interest rate for the nine months ended September 30, 1998 was 6.14% total Company borrowings. The average interest rate for total Company borrowings in 1997 was 5.98%. If the average borrowing rate had fluctuated 1/8% for the nine months ended September 30, 1998, the pro forma interest expense would have changed by $0.5 million. If the average borrowing rate had fluctuated by 1/8% in 1997, the pro forma inter-est expense would have changed by $0.7 million. Guidant expects to subsequently issue additional long-term debt to further reduce outstanding commercial paper.

(6) Represents the amortization of the goodwill and other intangible assets re-corded in the acquisition.

(7) When the planned acquisition of Intermedics was announced in the third quarter of 1998, a charge of $200 million was recorded. This charge represents the portion of the purchase price allocated to settlement of the intellectual property litigation between Guidant and Sulzer Medica. As required by Regula-tion S-X, this nonrecurring charge has been excluded from net income and is re-flected in Guidant's September 30, 1998 retained earnings in the Unaudited Pro Forma Combined Balance Sheet. The resulting liability has been reclassified to debt as it was settled with commercial paper upon consummation of the acquisi-tion.

(8) Represents the estimated tax effect of the Unaudited Pro Forma Combined Statements of Income's pro forma adjustments based on the statutory tax rate of 38.0%.

(9) Per-share data and weighted average shares outstanding have been adjusted to reflect a two-for-one stock split declared by Guidant in December 1998, ef-fective in January 1999.

(10) Debt issuance costs.

(11) Adjustments to record fair valuation of assets received and deferred tax assets generated as a result of the acquisition.

(12) At September 30, 1998, Intermedics had $304.0 million net of goodwill and other intangible assets recorded. In a purchase transaction, only intangible assets that can be identified are valued and recorded at appraised values. The goodwill recorded on Intermedics books is not acquired as part of the asset purchase. Identifiable intangible assets have been valued at $28 million and is included in note (13).

(13) Goodwill and other intangible assets resulting from this transaction are estimated as follows:

             Goodwill              $420.3
             Developed Technology    28.0

(14) Certain liabilities were not assumed in the Stock and Asset Purchase Agreement with Sulzer Medica. These include income taxes payable of $29.6 mil-lion, other noncurrent liabilities of $9.6 million, and intercompany debt of $392.4 million. All amounts are as of September 30, 1998.

(15) The Company expects that a minimum of approximately $1.1 billion of borrowings will remain outstanding through September 30, 1999, and accordingly, has classified $100 million as current at September 30, 1998.

(16) Accrual of liabilities assumed which includes costs to exit certain activ-ities of the electrophysiology business. Liabilities assumed include severance, distributor terminations, and certain miscellaneous cancellation fees.

(17) The initial transaction financing needs were met with cash raised in the commercial paper markets, which carries a variable rate of interest. This rep-resents the $810 million acquisition price, less $100 million classified as short-term. A portion of the commercial paper will be converted to term debt pursuant to this offering. Guidant expects to subsequently issue additional long-term term debt to further reduce outstanding commercial paper.

(18) Pursuant to Regulation S-X, the in-process research and development has been written off against combined retained earnings and has not been reflected in the pro forma combined statement of operations.

(19) Elimination of the Intermedics net assets account.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data below is derived from Guidant's au-dited consolidated financial statements, except for the financial data for the nine months ended September 30, 1998 and 1997 which is derived from Guidant Corporation's unaudited consolidated financial statements. The financial data for the nine months ended September 30, 1998 and 1997 include all adjustments, consisting of normal recurring accruals, which Guidant considers necessary for a fair presentation of its results of operations and financial position for these periods. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results for the entire year ended Decem-ber 31, 1998. The financial data presented below should be read in conjunction with the consolidated financial statements and accompanying notes and "Manage-ment's Discussion and Analysis of Results of Operations and Financial Condi-tion" included elsewhere in this prospectus supplement and incorporated by ref-erence to the accompanying prospectus. The financial data presented below should also be read in conjunction with the unaudited pro forma combined finan-cial data that gives effect to the acquisition of Intermedics using the pur-chase method of accounting.

                            Nine Months Ended
                              September 30,                        Year Ended December 31,
(Dollars in millions,     ---------------------    ------------------------------------------------------
except per-share and        1998         1997        1997         1996         1995      1994      1993
other data)               --------     --------    --------     --------     --------  --------  --------
                               (unaudited)
Operations:
Net sales:
 Cardiac rhythm
  management              $  613.9     $  486.3    $  669.6     $  574.6     $  452.4  $  378.6  $  336.5
 Vascular intervention       739.4        297.7       591.4        425.6        447.9     464.5     451.6
 Cardiac & vascular
  surgery                     50.2         48.4        67.2         49.5         31.0      19.3       6.6
                          --------     --------    --------     --------     --------  --------  --------
 Total net sales           1,403.5        832.4     1,328.2      1,049.7        931.3     862.4     794.7
Cost of products sold        313.1        210.1       320.8        315.9(1)     283.4     270.9     236.2
                          --------     --------    --------     --------     --------  --------  --------
 Gross profit              1,090.4        622.3     1,007.4        733.8(1)     647.9     591.5     558.5
Research and development     197.8        142.2       208.3        164.6        142.8     138.3     132.6
Purchased research and
 development                 118.7 (2)     57.4(3)     57.4          --           --        --        --
Sales, marketing, and
 administrative              411.4        269.1       439.7        328.4        292.8     269.8     255.8
Special charges                --           --         22.6(4)       --           --        --       81.5
                          --------     --------    --------     --------     --------  --------  --------
Income from operations       362.5 (2)    153.6(3)    279.4(4)     240.8(1)     212.3     183.4      88.6
Other expenses, net          319.8 (5)     16.6        30.6(6)     104.8(7)      50.8      35.4       5.7
Net income (loss)         $  (43.0)(8) $   83.2(9) $  145.3(10) $   52.3(11) $   92.8  $   84.2  $   46.5
Earnings (loss) per
 share(16)                $  (0.15)(8) $   0.28(9) $   0.49(10) $   0.18(11) $   0.32
Earnings (loss) per
 share--diluted(16)       $  (0.15)(8) $   0.28(9) $   0.48(10) $   0.18(11) $   0.32
Pro forma net income(12)                                                               $   68.3
Pro forma earnings per
 share(12)(16)                                                                         $   0.23
Cash dividends declared
 per share(16)            $  0.019     $  0.019    $  0.025     $  0.025     $ 0.0125       --
Weighted average shares
 outstanding--
 diluted(16)                294.60       299.06      299.78       296.26       293.26    291.00
                            September 30,                          December 31,
                          ---------------------    ------------------------------------------------------
                            1998         1997        1997         1996         1995      1994      1993
                          --------     --------    --------     --------     --------  --------  --------
Financial Position:
Working capital           $  114.6     $  123.9    $   83.8(13) $  127.6     $  119.7  $  134.1  $  153.8
Current ratio                1.2:1        1.3:1       1.2:1(13)    1.4:1        1.4:1     1.4:1     1.7:1
Capital expenditures,
 net                          76.6         53.2        76.8         63.6         64.9      51.8      43.7
Total assets               1,446.3      1,009.6     1,225.0      1,024.9      1,069.1   1,122.5   1,300.4
Borrowings                   361.6        347.1       292.2        363.5        455.0     473.0       --
Borrowings as a
 percentage of total
 capitalization               41.1%        39.2%       33.4%        43.8%        53.6%     62.6%      --
Earnings to fixed
 charges(14)                  28.4         11.2        13.2          8.7          5.5       8.0      17.8
Shareholders' equity         517.8        538.1       581.8        466.9        394.4     282.6   1,059.6
Book value per share--
 diluted(16)              $   1.71     $   1.80    $   1.94     $   1.58     $   1.34  $   0.97

Other Data:
Net sales per employee    $224,500     $162,500    $239,500     $207,300     $183,000  $162,300  $153,000
Income from operations
 per employee(14)           77,000       41,200      64,800       53,200       41,700    34,500    32,800
Effective income tax
 rate(15)                     35.3%        35.3%       35.3%        38.4%        40.5%     40.9%     39.8%
Full-time employee
 equivalents                 7,131        5,373       6,017        5,076        5,053     5,127     5,502

---------------
(1) Includes the impact of special obsolescence charges of $28.8 million. Ex-cluding the effect of these charges, cost of products sold was $287.1 million, gross profit was $762.6 million, and income from operations was $269.6 million.
(2) In conjunction with the asset acquisitions of InControl, Inc., in September 1998 and NeoCardia, LLC., in May 1997, this represents the appraised value of in-process research and development. Excluding the effect of these charges, in-come from operations was $481.2.

(3) In conjunction with the asset acquisition of NeoCardia, LLC., the initial purchase price of $57.4 million, which represented the appraised value of in-process research and development, was charged to expense. Excluding the impact of this charge, income from operations was $211.0 million.
(4) Includes merger-related costs of $11.1 million in connection with the ac-quisition of EndoVascular Technologies, Inc. ("EVT") and a special contribution to the Guidant Foundation, Inc., of $11.5 million. Excluding the impact of these charges and the in-process research and development, income from opera-tions was $359.4 million.
(5) Includes a $200 million charge recorded in the third quarter of 1998 rela-tive to the settlement of intellectual property litigation reached in connec-tion with the purchase of Intermedics and a $60 million charge recorded upon Guidant's agreement with C.R. Bard, Inc. that settled two patent infringement lawsuits.
(6) Includes a one-time gain of $23.2 million on the sale of Guidant's equity investment in Gynecare, Inc., and a corporate legal reserve of $11.5 million recorded in the fourth quarter of 1997.
(7) Includes the impact of impairment charges on atherectomy-related goodwill and other intangible assets of $66.9 million.
(8) Excluding the impact of the in-process research and development and litiga-tion settlement charges referred to in (2) and (5), net income was $272.6 mil-lion, earnings per share was $0.93, and earnings per share--diluted was $0.91.
(9) Excluding the effect of the in-process research and development referred to in note (3) net income was $120.3 million, earnings per share was $0.41, and earnings per share--diluted was $0.40.
(10) In addition to the special items mentioned in (4) above, reported net in-come includes a cumulative effect of a change in accounting principle of $4.7 million, net of tax. Excluding the effect of these special items, net income was $197.4 million, earnings per share was $0.67, and earnings per share--di-luted was $0.66.
(11) Excluding the effect of special charges, net income, earnings per share, and earnings per share--diluted were $136.4 million, $0.46, and $0.46, respec-tively.
(12) Pursuant to the formation of Guidant, and its Initial Public Offering
(IPO), Guidant reported 1994 earnings on a pro forma basis, which give effect to several capital structure and financing transactions.
(13) The decline in working capital and current ratio primarily resulted from the classification of $212.2 million of Guidant's commercial paper and bank borrowings as a current liability.
(14) Excludes impact of in-process research and development charges and other special items mentioned above.
(15) Excludes impact of $200 million settlement with Sulzer Medica in the third quarter of 1998 and the impact of EVT's nondeductible losses in 1994 through 1997.
(16) Per-share data and weighted average shares outstanding have been adjusted for all years to reflect the two-for-one stock splits declared in August 1997 and December 1998.

The selected consolidated financial data above gives retroactive effect to Guidant's acquisition of EVT in a tax-free stock exchange in the fourth quarter of 1997.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

Overview

The Company is a multinational company that designs, develops, manufactures and markets a broad range of innovative, high-quality, therapeutic devices for use in: (i) cardiac rhythm management ("CRM"), (ii) vascular intervention ("VI"), and (iii) cardiac and vascular surgery ("CVS"). In CRM, the Company is a world-wide leader in automatic implantable cardioverter defibrillator ("AICD") sys-tems used in the detection and treatment of abnormally fast heart rhythms. The Company also designs, manufactures, and markets a full line of implantable pacemaker systems used in the treatment of slow or irregular arrhythmias. In VI, the Company is a worldwide leader in minimally invasive devices, such as coronary stent systems and balloon dilatation catheters used for opening blocked coronary arteries. In addition, the Company's CVS group develops, manu-factures, and markets products for use in minimally invasive cardiac and vascu-lar surgeries.

Guidant's business strategy is to design, develop, manufacture, and market in-novative, high-quality therapeutic products principally for use in treating cardiovascular disease resulting in improved quality of patient care and re-duced treatment costs. Cardiovascular disease is the leading cause of death in the United States. In implementing this strategy, the Company focuses on the following three areas, which the Company believes are critical to its future success: (i) global product innovation, (ii) economic partnerships with custom-ers worldwide, and (iii) organizational excellence.

Mergers and Acquisitions

On February 1, 1999, the Company completed the acquisition of Intermedics, the electrophysiology business of Sulzer Medica for a total price, including trans-action costs, of approximately $810 million (including a previously announced $200 million litigation settlement payment). Intermedics is one of the leading manufacturers and distributors of bradycardia pacemakers in the world. The fi-nal purchase price was determined according to the aggregate sales volume in the first half of 1998 produced by the U.S. independent sales representatives of Intermedics who, prior to the closing of the transaction, agreed to become employees of Guidant. Sales representatives responsible for producing approxi-mately 70% of the aggregate U.S. sales volume accepted offers to become Guidant employees by the date of the closing of the acquisition. Although the remaining sales representatives will continue to sell Intermedics products under con-tract, Guidant does not expect all of such remaining Intermedics sales repre-sentatives to become Guidant employees. As a result of transitional issues re-lated to the acquisition, Guidant expects that the near term increase in sales volume resulting from the acquisition will be less than Intermedics' historical sales volume.

The acquisition will be accounted for by the purchase method and has resulted in a pre-tax charge of $200 million in the third quarter of 1998. This charge represents the portion of the total price allocated to settlement of the intel-lectual property litigation between Guidant and Intermedics. Guidant also will record a pre-tax charge in the first quarter of 1999 of approximately $49 mil-lion related to the appraised value of in-process research and development. Tangible assets acquired net of liabilities assumed on this acquisition were approximately $113 million. Goodwill acquired in this acquisition in excess of $400 million, will be amortized using the straight line method over 20 years. Guidant will finance this acquisition with debt, initially through the issuance of commercial paper. Guidant, however, intends to use the net proceeds of this offering to reduce the amount of outstanding commercial paper borrowings. Guidant also intends to issue additional long term securities to further reduce the amount of outstanding commercial paper borrowings.

The Company expects certain synergies to be achieved in the integration of Intermedics. Long-term plans include manufacturing all CRM products in existing Company facilities in Minnesota, Ireland and Puerto Rico. Current Intermedics manufacturing facilities in Angelton, Texas and LeLocle, Switzerland will be closed following a planned transition period of approximately one year. Costs associated with these plans have been recognized in purchase accounting and are not expected to result in any additional charge to earnings in 1999. The Com-pany is actively seeking buyers of the other two businesses purchased as part of Intermedics, Osypka and Oscor. The products made at Osypka and Oscor are not part of Guidant's long-term CRM strategy. With the exception of Intermedics ThinLine leads acquired in this transaction, the Company's CRM product strategy will continue to be focused on existing Guidant products and products in the Guidant pipeline. However, the Intermedics brand name will continue and all ex-isting Intermedics contracts will be honored.

On September 15, 1998, Guidant completed its cash tender offer for all of the outstanding common shares of InControl, Inc. ("InControl"), at a total cost of $137.5 million. InControl is a pioneer in the development of device technology for the treatment of atrial arrhythmias. The acquisition has been accounted for under the purchase method and resulted in a pre-tax charge of $90 million related to the appraised value of in-process research and development. Goodwill of approx-imately $70 million acquired in this acquisition will be amortized using the straight-line method over 15 years. The results of InControl's operations have been included in the Company's consolidated results of operations from the date of acquisition and did not have a material pro forma impact on the Company's operations. This acquisition was financed through the issuance of commercial paper.

On December 19, 1997, the Company completed its merger with EndoVascular Tech-nologies, Inc. ("EVT"), in a tax-free stock-for-stock transaction. EVT, based in Menlo Park, California, is a leader in the development of methods and de-vices for minimally invasive repair of diseased or damaged vascular structures, particularly abdominal aortic aneurysms ("AAA"). EVT has developed an endovascular grafting system to provide catheter-based delivery and implanta-tion of a specialized sutureless prosthesis to repair life-threatening AAAs without major surgery. The Company believes that EVT's endovascular procedures for AAA repair offer significant advantages over conventional AAA surgery. EVT's products are currently undergoing clinical trials in the United States. This business combination, accounted for under the pooling of interests method, was effected through the exchange of 0.3154 shares of Guidant common stock for each share of EVT common stock. Approximately 2.7 million shares of Guidant common stock were issued in connection with the EVT merger. The consolidated financial statements reflect the retroactive effect of this business combina-tion.

In May 1997, Guidant acquired the assets of NeoCardia, LLC. ("NeoCardia"), a privately held development-stage company for an initial price of $57.4 million. Under the acquisition agreement, the Company was required to pay an additional amount, plus subsequent additional bonus and royalty payments contingent upon achieving certain product development and sales goals. On April 27, 1998, the conditions which required the payment of additional consideration for the asset acquisition of NeoCardia were met. As a result, the Company recorded a pre-tax charge of $28.7 million in the second quarter of 1998 which was treated as in-process research and development expense. NeoCardia, which currently does not have any products available for commercial sale, has pioneered the use of radi-ation therapy for the treatment of restenosis. The Company financed the acqui-sition with commercial paper. The results of NeoCardia's operations have been included in Guidant's consolidated results of operations from the date of ac-quisition.

In-process or purchased research and development is recognized in purchase business combinations for the portion of purchase price allocated to the ap-praised value of in-process technologies. The portion assigned to in-process technologies excludes the value of core and developed technologies, which are recognized as intangible assets.

Settlement Agreement

On April 4, 1998, the Company entered into an agreement with C.R. Bard, Inc. ("Bard") that settled two patent infringement lawsuits and granted Guidant paid-up licenses to certain patents. As a result of this agreement, Guidant re-corded a pre-tax charge of $60 million against 1998 first quarter earnings. An additional $40 million was capitalized in other intangible assets and will be amortized over the remaining useful lives of the patents.

Operating Results

The following tables are summaries of the Company's net sales and major costs and expenses excluding the impact of purchased research and development charges and certain other one time charges:

                            Nine Months
                               Ended
                           September 30,          Year Ended December 31,
                          -------------------     -----------------------------------
                            1998        1997        1997         1996           1995
                          --------     ------     --------     --------        ------
                            (unaudited)
(Dollars in millions)
Cardiac rhythm
 management               $  613.9     $486.3     $  669.6     $  574.6        $452.4
Vascular intervention        739.4      297.7        591.4        425.6         447.9
Cardiac & vascular
 surgery                      50.2       48.4         67.2         49.5          31.0
                          --------     ------     --------     --------        ------
  Total net sales         $1,403.5     $832.4     $1,328.2     $1,049.7        $931.3
Cost of products sold        313.1      210.1        320.8        287.1(1)      283.4
                          --------     ------     --------     --------        ------
  Gross profit             1,090.4      622.3      1,007.4        762.6(1)      647.9
Research and development     197.8      142.2        208.3(2)     164.6         142.8
Sales, marketing, and
 administrative              411.4      269.1        439.7(3)     328.4         292.8
                          --------     ------     --------     --------        ------
                             609.2      411.3        648.0        493.0         435.6
Income from operations    $  481.2(5)  $211.0(5)  $  359.4(4)  $  269.6(1)(4)  $212.3
                          ========     ======     ========     ========        ======
                            Nine Months
                               Ended
                           September 30,          Year Ended December 31,
                          -------------------     -----------------------------------
                            1998        1997        1997         1996           1995
                          --------     ------     --------     --------        ------
(As a Percent of Net
 Sales)
Cardiac rhythm
 management                   43.7%      58.4%        50.4%        54.7%         48.6%
Vascular intervention         52.7       35.8         44.5         40.6          48.1
Cardiac & vascular
 surgery                       3.6        5.8          5.1          4.7           3.3
                          --------     ------     --------     --------        ------
  Total net sales            100.0%     100.0%       100.0%       100.0%        100.0%
Cost of products sold         22.3       25.2         24.2         27.4(1)       30.4
                          --------     ------     --------     --------        ------
  Gross profit                77.7       74.8         75.8         72.6(1)       69.6
Research and development      14.1       17.1         15.7(2)      15.7          15.3
Sales, marketing, and
 administrative               29.3       32.3         33.1(3)      31.2          31.5
                          --------     ------     --------     --------        ------
                              43.4       49.4         48.8         46.9          46.8
Income from operations        34.3%(5)   25.4%(5)     27.0%(4)     25.7%(1)(4)   22.8%
                          ========     ======     ========     ========        ======

---------------
(1) Excludes the impact of $28.8 million in special noncash obsolescence charges in the second quarter of 1996 resulting from the accelerated regulatory approval for market release and customer acceptance of new-generation CRM prod-ucts and programmers. Reported cost of products sold and gross profit for 1996 were $315.9 million and $733.8 million, respectively.
(2) Excludes a in-process research and development charge of $57.4 million which represented the appraised value of in-process research and development recorded in conjunction with the asset acquisition of NeoCardia, LLC., in the second quarter of 1997.
(3) Does not include $11.1 million of estimated transaction and integration costs related to the Company's merger with EVT and a special contribution to the Guidant Foundation, Inc. of $11.5 million.
(4) Including the special charges, reported income from operations was $279.4 million and 21.0% of net sales in 1997 and $240.8 million and 22.9% of net sales in 1996.
(5) Excludes in-process research and development charges of $118.7 million in 1998 and $57.4 million in 1997 which represents the appraised value of in-proc-ess research and development recognized in conjunction with the acquisitions of InControl, Inc. and NeoCardia, LLC.

Nine Months Ended September 30, 1998

The Company had worldwide net sales of $1,403.5 million for the nine months ended September 30, 1998, reflecting an increase of $571.1 million or 69% over the nine months ended September 30, 1997. Growth in unit volume of 74% was partially offset by net sales price declines of 3%, including changes in worldwide product mix, and unfavorable fluctuations in foreign currency ex-change rates of 2%.

Net sales of VI products for the nine months ended September 30, 1998, were $739.4 million, an increase of $441.7 million or 148% over the comparable pe-riod in 1997. This sales growth was primarily due to the continued enthusias-tic market-acceptance of the ACS RX MULTI-LINK Coronary Stent System, which was market released in the United States in October 1997. Worldwide coronary stent sales during the nine months ended September 30, 1998 were $498.7 mil-lion compared to $56.8 million during the same period in 1997. In the United States, Guidant's coronary stents are largely sold through broad customer agreements involving a wide variety of the Company's vascular interventional products. As intervention system sales and pricing have grown in popularity, individual product line sales figures are becoming less relevant. Therefore, the Company may choose alternate methods for reporting these sales in the fu-ture.

International sales of coronary stents also contributed to the Company's sales growth, due primarily to the launch of the ACS MULTI-LINK RX DUET Coronary Stent System in Europe in March 1998 and the February 1998 receipt of approval from Japan's Ministry of Health and Welfare for reimbursement of the ACS RX MULTI-LINK Coronary Stent System. The ACS MULTI-LINK RX DUET System, the Company's newest generation coronary stent, was designed specifically to de-liver, deploy, and post-dilate the stent with lower delivery profiles, en-hanced radiopacity, increased radial strength and flexibility.

The MULTI-LINK DUET System now constitutes nearly 90% of Guidant's European stent unit revenue and is the primary contributor to Guidant's leading coro-nary stent market position in Europe. The Company received U.S. approval for market release of this product in November 1998. During the period, the Com-pany experienced pricing pressure on certain other VI products, such as bal-loon dilatation catheters, although pricing in the U.S. stent market appears to have stabilized. The Company believes that pricing pressures on non-stent VI products may continue through the remainder of 1998.

Net sales of CRM products for the nine months ended September 30, 1998, were $613.9 million, an increase of $127.6 million or 26.2% over the same period in 1997. AICD systems led the sales growth with the VENTAK AV II DR, market re-leased in the United States in March 1998, and strong worldwide sales of the VENTAK MINI III, released to the U.S. market in February 1998. The VENTAK AV II DR, the world's first implantable defibrillator system to incorporate dual-chamber adaptive-rate pacing capability, includes comprehensive therapy and diagnostic options to detect and treat tachyarrhythmias, including antitachycardia pacing, cardioversion, and defibrillation. The VENTAK AV prod-uct family's exclusive Atrial View feature allows it to distinguish ventricu-lar rhythms that are life threatening from less dangerous atrial arrhythmias. The VENTAK AV III DR was launched in the United States in September 1998. This device is 20% smaller than the VENTAK AV II DR and has additional diagnostic capabilities. The fifth generation of this product, the VENTAK MINI IV, was recently launched in the United States.

Management believes that sales growth in AICD systems is partially driven by studies which demonstrate the relative superiority of implantable defibrilla-tors to drug therapy. In December 1996, the New England Journal of Medicine published the findings of the Multicenter Automatic Defibrillator Implantation Trial ("MADIT"). This study, the first large, randomized clinical trial com-paring AICDs with conventional antiarrhythmic drug therapy, was terminated early because of the significant improvement in survival rates of patients with AICDs. Currently, the Company is the only AICD manufacturer to have United States Food and Drug Administration ("FDA") approval to expand its product labeling to cover patients identified by MADIT. In addition, the Na-tional Institute of Health halted the Antiarrhythmic vs. Implantable Defibril-lators ("AVID") study in April 1997, also citing significantly increased pa-tient survival with implantable defibrillators over conventional drug therapy.

The Company's pacemaker products also contributed to sales growth during the period, particularly in the United States where sales of these products in-creased 24.5% for the nine month period ended September 30, 1998, from the same period in 1997. In May 1998, the Company announced the U.S. market re-lease of the CPI DISCOVERY and CPI MERIDIAN devices. These systems were market released in Europe in March of this year. The new pacemaker families include advanced diagnostics and single and dual-chamber models featuring adaptive-rate pacing designed to match pacing rates to the patient's activity level.

Net sales of CVS products for the nine months ended September 30, 1998, were $50.2 million, an increase of $1.8 million or 3.7% over the comparable period in 1997. Sales growth occurred in the United States and was driven primarily by the

VASOVIEW Balloon Dissection system. The VASOVIEW UNIPORT Endoscopic Vessel Har-vesting System was released worldwide in August 1998. This represents a signif-icant technological advance for the VASOVIEW System by enabling rapid, atraumatic harvesting of the saphenous vein for use in coronary artery bypass surgery.

The Company experienced sales growth both in the United States and interna-tional markets. For the nine months ended September 30, 1998, U.S. net sales increased 103% to $1,048.3 million and international net sales increased 12.4% to $355.2 million, as compared to the nine months ended September 30, 1997. U.S. net sales growth was primarily due to sales of the ACS RX MULTI-LINK Coro-nary Stent, VENTAK AV II DR, and VENTAK MINI III. International net sales growth was primarily driven by the ACS MULTI-LINK RX DUET Coronary Stent System in Europe, ACS RX MULTI-LINK Coronary Stent System in Japan, VENTAK MINI III, and VENTAK AV II DR. An unfavorable foreign currency exchange rate impact, due to the continued strength of the U.S. dollar, reduced net sales by $18.6 mil-lion for the nine months ended September 30, 1998, as compared to 1997. This negative impact on gross profit was partially offset by gains from foreign ex-change derivative contracts, which were recorded in cost of products sold.

Cost of products sold for the nine months ended September 30, 1998 was $313.1 million or 22.3% of net sales. For the nine months ended September 30, 1997, cost of products sold was $210.1 million or 25.2% of net sales. This reduction in cost of products sold as a percentage of net sales was due primarily to in-creased manufacturing volume and favorable mix impact in product sales along with continued progress in manufacturing efficiencies.

The Company continued its commitment to achieving long-term growth by investing significant resources in research and development. For the nine months ended September 30, 1998, research and development expenses increased $55.6 million or 39.1%. Increased research and development spending during this period re-sulted primarily from: (i) new product development costs related to future gen-erations of AICDs, pacemakers, and programmers; (ii) development of radiation therapy devices for coronary restenosis; (iii) development of stent technology for other parts of the vascular anatomy, such as carotid arteries; (iv) in-creased performance-based compensation; (v) PMA preparation activities and in-creased personnel costs related to the development of the Company's endovascular grafting systems for the minimally invasive repair of AAA; and
(vi) clinical evaluation of implantable device systems for treatment of conges-tive heart failure.

In September 1998, Guidant completed its acquisition of InControl, a pioneer in the development of device technology for the treatment of atrial arrhythmias, at a total cost of $137.5 million. As a result, the Company recorded a $90 mil-lion pre-tax charge related to the appraised value of in-process research and development ($58.2 million after tax). InControl's operating results have been included in the Company's consolidated results of operations from the date of acquisition. Goodwill of approximately $70 million acquired in this acquisition will be amortized using the straight-line method over 15 years.

On April 27, 1998, the conditions which require the payment of the additional consideration for the asset acquisition of NeoCardia were met. As a result, the Company recorded a pre-tax charge of $28.7 million in the second quarter of 1998 which was treated as in-process research and development expense consis-tent with the treatment of the original acquisition cost in the second quarter of 1997.

For the nine months ended September 30, 1998, sales, marketing, and administra-tive expenses increased $142.3 million or 52.9% in comparison to the same pe-riod in the prior year. This increase was due to: (i) variable selling ex-penses, such as commissions and bonuses, associated with the extraordinary growth in sales; (ii) promotional expenses related to the release of new prod-ucts; (iii) costs related to the implementation of direct operations in certain markets; (iv) increased investment in the U.S. field-sales force; (v) increased allowances for uncollectible accounts; (vi) additional spending at CVS associ-ated with the ramp up of business activities related to products for the treat-ment of AAA; and (vii) increased legal costs associated with various litiga-tion. Notwithstanding this increase in spending, sales, marketing, and adminis-trative expenses have decreased as a percent of sales to 29.3% for the nine months ended September 30, 1998, versus 32.3% for the same period in 1997.

Income from operations for the nine months ended September 30, 1998, and 1997, was $481.2 million and $211.0 million, respectively, excluding the purchased research and development charges in both years. This represents growth of 128% which was due to sales growth combined with increased gross profit and con-trolled growth in operating expenses.

In connection with the Intermedics acquisition, which was completed on February 1, 1999, a one-time charge of $200 million was recorded in the third quarter of 1998. This charge represents the portion of the purchase price that is alloca-ble to settlement of the Company's intellectual property litigation with Intermedics.

On April 4, 1998, the Company entered into an agreement with Bard that settled two patent infringement lawsuits and grants the Company paid-up licenses to certain patents. As a result, the Company recorded a non-recurring, pre-tax charge of $60 million ($38.8 million after tax) against 1998 first quarter earnings in other expenses. An additional $40 million was capitalized and will be amortized over the remaining estimated useful lives of the patents.

Net other expenses for the nine months ended September 30, 1998, without the $200 million litigation charge, were $59.8 million compared to $16.6 million during the same period in 1997. The increase in adjusted net other expenses was due primarily to decreased royalty income on certain vascular intervention technology patents and increased royalty expenses driven by sales growth of coronary stents, rapid exchange coronary dilatation catheters, and AICDs.

Without considering the effect of special charges, the effective income tax rate for the nine months ended September 30, 1998 was 35.3%. For the comparable period in 1997, the effective income tax rate was 38.1%, excluding the effect of special charges. This decline in the effective income tax rate was primarily due to the realization of benefits from certain tax losses.

Net loss for the nine months period ended September 30, 1998 was ($43.0) mil-lion for a loss per share of ($0.29). For the nine months ended September 30, 1998, net income would have been $272.6 million and earnings per share-diluted would have been $1.81 without the litigation settlement and in-process research and development charges. Net income for the nine months ended September 30, 1997, excluding the impact of the special charges, would have been $120.3 mil-lion and $0.80 per share-diluted. Growth in operating income and the reduced effective income tax rate were the drivers behind this growth in adjusted net income.

Year Ended December 31, 1997

The Company had worldwide net sales of $1,328.2 million for the year ended De-cember 31, 1997, reflecting an increase of $278.5 million or 27% over 1996. Growth in unit volume of 39% increased net sales, while net sales price de-clines and fluctuations in foreign currency exchange rates decreased net sales 8% and 4%, respectively. The effect of changes in product mix are included in the net sales price decrease.

Net sales of VI products for the year ended December 31, 1997, were $591.4 mil-lion, an increase of $165.8 million or 39.0% from 1996. This growth in VI sales occurred in the fourth quarter of 1997 and was primarily due to the enthusias-tic market-acceptance of the ACS RX MULTI-LINK Coronary Stent System, which was released in the United States in October 1997. Net sales of the ACS RX MULTI-LINK Coronary Stent System were in excess of $200.0 million in the fourth quar-ter of 1997. The Company also experienced significant sales growth in rapid ex-change coronary dilatation catheters, primarily due to the ACS RX ROCKET, re-leased in the United States in November 1997 and in international markets in June 1997; the ACS RX COMET VP, released in the United States in February 1997; the ACS RX COMET, released in international markets in June 1996 and in the United States in November 1996; and international sales of the ACS RX MULTI-LINK Coronary Stent System. The ACS RX ROCKET Coronary Dilatation Catheter is an innovative rapid exchange catheter that enables physicians to treat multiple lesions during angioplasty, pre-stent placement, or in conjunction with other interventional technologies. Sales growth during the year was partially offset by unit volume declines in perfusion and over-the-wire coronary dilatation catheters, and atherectomy catheters; and lower net average selling prices of most coronary dilatation catheters and guide wires in the United States and Eu-rope. These lower net average selling prices include the impact of product mix changes due to sales growth of rapid exchange catheters which have a lower av-erage selling price than perfusion catheters.

Net sales of CRM products for 1997 were $669.6 million, an increase of $95.0 million or 16.5% over 1996. Sales growth was led by the VENTAK AV, market re-leased in the United States in July 1997 and in Europe in November 1996; strong worldwide sales of the VENTAK MINI II advanced, tiered-therapy AICD, released in the United States in July 1996; and, to a lesser degree, the VENTAK AV II DR which was recently market released in Europe. The Company's adaptive-rate pace-maker products also contributed to sales growth during the year, particularly in the United States, where sales of pacemaker systems during 1997 increased 12% from 1996.

Net sales of CVS products for the year ended December 31, 1997, were $67.2 mil-lion, an increase of $17.7 million or 35.8% over 1996. Sales growth occurred in both United States and international markets and was primarily driven by the ORIGIN TACKER endoscopic fixation device; custom configurations which incorpo-rate this device along with other CVS products; and, to some degree, the VASOVIEW Balloon Dissection system, market released in September 1996.

Also contributing to sales growth in CVS were sales of the Tube, Bifurcated, and Aortoiliac ANCURE systems for endovascular repair of AAA which increased to $3.3 million in 1997, from $1.2 million in 1996. All three of these prod-ucts were in clinical trials in the United States in 1997 and, as a result, revenue was only recognized upon the successful implantation of an EndoGraft prosthesis. The Aortoiliac ANCURE system utilizes an endovascular prosthesis that is a hybrid between the Company's Tube and Bifurcated systems.

The Company experienced sales growth both in the United States and interna-tional markets during 1997. The Company's United States net sales increased 40.5% to $902.9 million, while international net sales grew 4.5% to $425.3 million for the year ended December 31, 1997, as compared to 1996. United States net sales growth was primarily due to sales of the ACS RX MULTI-LINK Coronary Stent System, VENTAK AV, VENTAK MINI II, ACS RX ROCKET, ACS RX COMET, and ORIGIN TACKER and related custom configurations. International net sales growth was primarily driven by the ACS RX MULTI-LINK Coronary Stent System, VENTAK MINI II, VENTAK AV II DR, and VENTAK AV. Sales of the ACS RX COMET in Europe and Japan, and ACS RX ROCKET in Europe also contributed to the interna-tional sales growth. An unfavorable foreign currency exchange rate impact, caused by the strengthening United States dollar, reduced net sales by approx-imately $41.0 million for the year ended December 31, 1997, compared to 1996. This negative impact on gross profit was partially offset by gains from for-eign exchange derivative contracts, which were recorded in cost of products sold.

Cost of products sold increased 1.6% to $320.8 million for the year ended De-cember 31, 1997, and represented 24.2% of net sales versus 30.1% during 1996. Cost of products sold without the effect of special noncash obsolescence charges of $28.8 million would have been $287.1 million or 27.4% of net sales in 1996. During the fourth quarter of 1997, the Company recorded obsolescence charges of approximately $9.4 million on its older-generation programmer-re-corder-monitors primarily due to customer acceptance of the newer-generation Model 2901 Programmer-Recorder-Monitor. This charge was offset by: (i) gains in 1997 of $17.8 million realized on the foreign exchange hedges referred to above, (ii) cost savings realized from significantly increased manufacturing volume during the year, (iii) continued improvement in productivity and manu-facturing efficiencies in all businesses, and (iv) a change in the Company's method of accounting for unrealized profit in inventory at its international affiliate locations of approximately $6.2 million.

The acquisition of NeoCardia was accounted for under the purchase method. As a result, the Company recorded a pre-tax charge of $57.4 million relating to the appraised value of the in-process research and development. Substantially all of the possible additional acquisition cost has also been treated as purchased research and development expense.

The Company continued its commitment to achieving long-term growth and serving its global customers by investing significant resources in research and devel-opment. Research and development expenses of $208.3 million for the year ended December 31, 1997, excluding the purchased research and development charge, increased $43.7 million or 26.6% from 1996 and, as a percentage of net sales, was 15.7% in both 1997 and 1996. Increased research and development spending resulted primarily from: (i) new product development costs related to future generations of AICDs, pacemakers, and programmers; (ii) increased performance-based compensation; (iii) development of stent technology for other parts of the vascular anatomy, such as carotid arteries; (iv) development of radiation therapy devices for coronary restenosis; (v) clinical evaluation of implantable device systems for the treatment of congestive heart failure; (vi) expedited PMA preparation activities and increased clinical trial costs re-lated to the Company's endovascular grafting systems; and (vii) other cardio-vascular product development in CVS.

Sales, marketing, and administrative expenses exclusive of special charges of $439.7 million increased $111.3 million or 33.9% for the year ended December 31, 1997, in comparison to 1996. This increase was due to: (i) variable sell-ing expenses, such as commissions and bonuses, associated with the growth in sales; (ii) increased legal costs associated with various litigation; (iii) increased investment in the United States field-sales force; (iv) expenses in-curred in preparation for the October 1997 launch of the ACS RX MULTI-LINK Coronary Stent System in the United States; (v) implementation of European op-erations and increased personnel costs associated with the ramp up of business activities at EVT; and (vi) a charge of $4.0 million associated with the ter-mination of a third-party distributor.

During the fourth quarter of 1997, the Company recorded $11.1 million of special charges related to its merger with EVT. These charges include $4.2 million in transaction costs and $6.9 million of estimated costs, such as distributor buyouts and unwinding various contractual commitments, to be incurred in the integration of the operations of EVT with Guidant.

Also, during the fourth quarter, the Company recorded a gain of $23.2 million in connection with the acquisition of Gynecare, Inc., ("Gynecare") by Johnson & Johnson ("J&J") in a tax-free stock-for-stock merger. The Company held a 30% interest in Gynecare, an enterprise engaged in the development of minimally invasive medical devices for the treatment of uterine disorders. This gain was recorded in other income. The Company went on to make a special contribution of $11.5 million of the common stock received from the Gynecare transaction to the Guidant Foundation, Inc., the Company's primary vehicle for community, educational, and charitable giving.

Income from operations for the years ended December 31, 1997 and 1996, were $279.4 million and $240.8 million, respectively. Excluding the impact of the in-process research and development charge, the special contribution to the Guidant Foundation, merger-related special charges in 1997, and special obso-lescence charges in 1996, income from operations would have been $359.4 million or 27.1% of net sales and $269.6 million or 25.7% of net sales for 1997 and 1996, respectively. This increase in adjusted income from operations of 33.3%, was due to net sales growth combined with lower manufacturing costs, partially offset by increased research and development, and sales, marketing, and admin-istrative spending.

The Company had net other expenses of $30.6 million and $104.8 million for the years ended December 31, 1997 and 1996, respectively. Partially offsetting the gain on its investment in Gynecare, the Company recorded charges of $11.5 mil-lion during the fourth quarter related to various litigation activities. With-out the effect of the securities gain and litigation charges recorded in the fourth quarter, net other expenses would have been $42.3 million for the year ended December 31, 1997. Included in net other expenses for the year ended De-cember 31, 1996, are noncash impairment charges of $66.9 million taken by the Company against its atherectomy-related goodwill and other intangible assets. Without the effect of this special charge, net other expenses would have been $37.9 million in 1996. This increase in adjusted net other expenses was primar-ily due to increased net royalties on certain vascular intervention technology patents and AICD royalty agreements; and charges associated with the disposal of certain equipment, partially offset by reduced amortization expenses result-ing from the lower intangible assets following the impairment charges and lower interest expense.

The Company reduced its effective income tax rate in 1997 to 39.7% from 61.5% in 1996. Without considering the effect of the special charges and the acquisi-tion of EVT in 1997 and 1996, the effective income tax rates for the years ended December 31, 1997 and 1996, were 35.3% and 38.4%, respectively. This de-cline in the adjusted effective income tax rate was primarily due to: (i) in-creased income tax benefits in certain international locations, (ii) increased research and development income tax credits, (iii) reduced state income taxes, and (iv) the reduced impact of nondeductible expenses.

In November 1997, the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) issued their consensus on Issue 9713, Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project that Combines Business Process Reengineering and Information Technology Transforma-tion. In implementing its strategy of global product innovation, creating eco-nomic partnerships with customers, and organizational excellence, the Company has invested significant resources in business process reengineering since its IPO and subsequent split-off from Lilly. ETIF Issue No. 9713 requires companies to expense as incurred third-party consulting costs associated with business process reengineering that are part of a broader systems implementation proj-ect. This change in accounting principle resulted in a pretax cumulative effect adjustment of $7.3 million ($4.7 million after tax; $0.02 per share).

For the years ended December 31, 1997 and 1996, the Company reported net income of $145.3 million and $52.3 million, respectively. Excluding the special charges and other items in both 1997 and 1996, net income would have been $197.4 million and $136.4 million in 1997 and 1996, respectively. This growth in adjusted net income of 45% was due to growth in income from operations, along with slower growth in net other expenses and a lower effective income tax rate.

The Company has implemented Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share, which requires presentation of both basic and di-luted earnings per share (EPS) on the face of the income statement. Basic EPS excludes all potential future dilution and is based upon the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution if stock options were exercised or converted into common stock.

Reported basic earnings per share for 1997 and 1996 were $0.49 and $0.18, re-spectively. Excluding the special charges and other items in both years, basic earnings per share were $0.67 in 1997 and $0.46 in 1996. Reported diluted earn-ings per share for 1997 and 1996 were $0.48 and $0.18, respectively. Excluding the special charges and other items in both years, diluted earnings per share were $0.66 in 1997 and $0.46 in 1996, representing an increase of 43%.

Year Ended December 31, 1996

The Company had worldwide net sales of $1,049.7 million for the year ended De-cember 31, 1996, reflecting an increase of $118.4 million or 13% over 1995. Growth in unit volume of 13% and net sales price increases of 2% were offset by 2% unfavorable impact of foreign currency exchange rates.

Net sales of VI products for 1996 were $425.6 million, a decrease of $22.3 mil-lion or 5.0% from 1995. The Company experienced sales growth in angioplasty systems, primarily due to: (i) the ACS RX MULTI-LINK Coronary Stent System, launched in Europe and other international markets in April 1996 and November 1995, respectively; (ii) increased sales of over-the-wire catheters, such as the ACS CONCORDE and the high pressure ACS ENDURA, which were released to the United States market in March 1996, and the ACS Tx2000, released to interna-tional markets in June 1996 and to the United States market in November 1996;
(iii) the ACS RX COMET, also released to international markets in June 1996 and to the United States market in November 1996; and (iv) growth in guide wires. This sales growth was offset by sales declines in perfusion, rapid exchange, and atherectomy catheters, and lower net average selling prices of most dilata-tion catheters in the United States and Europe. These lower net average selling prices of dilatation catheters include the impact of product mix changes due to the sales growth in over-the-wire catheters discussed above. Atherectomy sales declines were primarily due to increasing usage of coronary stents.

Net sales of CRM products for 1996 were $574.6 million, an increase of $122.2 million or 27.0% over 1995. This growth was led by strong worldwide sales of the VENTAK MINI II, released in the United States in July 1996; the VENTAK MINI HC, released in the United States in May 1996; the VENTAK MINI, released in the United States in January 1996; and the VENTAK AV, released in Europe in Novem-ber 1996. The technologically advanced VENTAK MINI II, incorporates the Company's exclusive TRIAD defibrillation energy delivery system, which is de-signed to simplify the device implant procedure and reduce the energy needed for defibrillation. The Company's adaptive-rate pacemaker products also con-tributed to sales growth during the period, led by the VIGOR DR and VIGOR SR, which were released to the United States market in June 1995.

Net sales of CVS products for 1996 were $49.5 million, an increase of $18.5 million or 59.7% over 1995. CVS sales growth was experienced both in the United States and international markets as the Company continued to expand the market-ing of its innovative laparoscopic technologies. Sales growth was driven by the ORIGIN TACKER endoscopic fixation device; custom procedural kits which incorpo-rate this device along with other CVS products; and, to some degree, the VASOVIEW Balloon Dissection system, market released in May 1996.

In 1996, the Company began recognizing revenue on sales of its Ancure systems used in clinical trials. Sales of approximately $1.2 million, were almost en-tirely made up of the Tube and Bifurcated Ancure systems.

The Company experienced sales growth both in the United States and interna-tional markets during 1996. Net sales in the United States increased 6.6% to $642.8 million, and international net sales increased 24.0% to $406.9 million from 1996 as compared to 1995. United States net sales growth was primarily due to CRM sales of the VENTAK MINI II, VENTAK MINI, VENTAK MINI HC, VIGOR DR, and VIGOR SR. International net sales growth was primarily driven by European sales of the ACS RX MULTI-LINK Coronary Stent System, VENTAK MINI II, VENTAK MINI HC, VENTAK AV, and the VIGOR family of pacemakers. The commencement of new distri-bution arrangements in Japan, Italy, and the Benelux countries and sales of guide wires and the ACS RX COMET in Europe, and of the ACS Tx2000 in Japan, also contributed to the international sales growth.

Cost of products sold increased 11.5% to $315.9 million in 1996. The Company took noncash obsolescence charges of $28.8 million on certain CRM products and programmers due to accelerated United States regulatory approval for market re-lease and customer acceptance of new CRM products, particularly the VENTAK MINI, VENTAK MINI HC, and VENTAK MINI II families of AICD devices. A portion of the CRM inventory included in the special obsolescence charges taken in the second quarter of 1996 was sold later in 1996 and 1997 as a result of unantici-pated demand. Cost of products sold without the effect of the special obsoles-cence charges in 1996 would have been 27.4% of net sales compared to 30.4% in 1995. This reduction in cost of products sold as a percentage of net sales was primarily due to: (i) enhanced manufacturing efficiencies in CRM and vascular intervention, (ii) reduced manufacturing costs of newer generation CRM and VI products, and (iii) increased manufacturing volume.

Research and development expenses, which increased $21.8 million or 15.3% in 1996 compared to 1995, represented 15.7% and 15.3% of net sales in 1996 and 1995, respectively. Increased research and development spending during these periods primarily resulted from new product development costs related to: (i) the United States clinical evaluation of the ACS RX MULTI-LINK Coronary Stent Systems, (ii) increased personnel, materials, and clinical costs primarily re-lated to expanded clinical trials of the Company's EGS systems and the expan-sion of EVT's facilities, (iii) the development of the VENTAK AV AICD system, which had its first implants in September 1996 and its European market release in November 1996, (iv) the clinical evaluation of implantable device systems for the treatment of congestive heart failure, and (v) the development of fu-ture generations of pacemaker products.

Sales, marketing, and administrative expenses grew 12.2% in 1996 compared to 1995. Variable selling expenses, such as commissions and bonuses, associated with the United States market releases of VENTAK MINI II, VENTAK MINI, VENTAK MINI HC, ACS Tx2000, ACS RX COMET, ACS CONCORDE, and ACS ENDURA were among the primary reasons for this increased spending during 1996. The commencement of new distribution arrangements in Japan, Italy, and the Benelux countries; the creation of a sales and marketing organization at EVT; and, to a lesser degree, the transition to direct sales operations in Australia and in the Czech Repub-lic also contributed to the increase in sales and marketing expenses. Increased compensation accruals due to the Company's performance-based compensation pro-grams contributed to the increase in general and administrative expenses during the year.

Income from operations for 1996 of $240.8 million represented a 13.4% increase from 1995 and was negatively affected by the special obsolescence charges on CRM inventory and programmers discussed above. Income from operations, without considering these special charges in 1996, would have increased $57.3 million or 27.0% over 1995. This increase was primarily due to net sales growth in 1996 combined with reduced manufacturing costs, enhanced manufacturing efficiency, and controlled growth in sales, marketing, and administrative spending.

In 1996, the Company had net other expenses of $104.8 million as compared to $50.8 million in 1995. Included in net other expenses are noncash impairment charges of $66.9 million taken by the Company against its atherectomy-related goodwill and other intangible assets in 1996. This impairment loss primarily resulted from declining sales and profitability of the Company's atherectomy business. The goodwill and other intangible assets were recorded as part of the purchase of Devices for Vascular Intervention, Inc., in 1989, prior to the for-mation of Guidant. Without these noncash impairment charges, net other expenses were $37.9 million in 1996. This decrease of $12.9 million or 25.4% was primar-ily due to the following: (i) lower net interest expenses due to the decline in outstanding borrowings and lower interest rates during 1996, and an increase in the average cash balance at EVT, (ii) increased net royalty income due to roy-alties received on certain vascular intervention technology patents, and (iii) reduced amortization expense resulting from lower intangible balances after the impairment charges.

The nondeductible impact of the impairment charges resulted in a significant increase in the Company's effective income tax rate to 61.5% in 1996. The Company's effective income tax rate, without considering the effect of the im-pairment charges discussed above and the acquisition of EVT, was 38.4% for 1996 compared to 40.5% in 1995. The lower effective income tax rate resulted primar-ily from increased tax benefits from the Company's operations in Puerto Rico and the reduced impact of nondeductible goodwill amortization.

Net income for 1996 was $52.3 million compared to $92.8 million in 1995. Earn-ings per share of $0.18 for 1996 decreased approximately 44% in comparison to 1995 earnings per share of $0.32. Without the noncash special obsolescence and impairment charges (totaling $84.1 million after tax) recorded in the second quarter of 1996, net income would have been $136.4 million and earnings per share would have been $0.46 for 1996. This adjusted net income and earnings per share growth from 1995 was primarily due to operating income growth, decreased net other expenses, and the reduced effective income tax rate.

Liquidity and Financial Condition

The Company generated cash flows which were more than sufficient to fund opera-tions in the first nine months of 1998. Cash and cash equivalents increased to $28.7 million at September 30, 1998, from $17.7 million at December 31, 1997. For the nine months ended September 30, 1998, cash provided by operating activ-ities was $164.2 million compared to $99.5 million for the same period in 1997. This increase was due to an increase in cash from operations exclusive of the $200 million intellectual property settlement with Sulzer Medica.

Working capital of $114.6 million at September 30, 1998 increased by $30.8 mil-lion from the prior year-end level. This increase was primarily due to an in-crease in inventories resulting from preparations for certain new product launches. The current ratio at September 30, 1998 and December 31, 1997, was 1.2:1. The Company believes its cash from operations is sufficient to fund es-sentially all future working capital needs and discretionary operating spending requirements.

Net cash used for investing activities totaled $170.3 million for the nine months ended September 30, 1998, compared to $66.6 million for the same period in 1997. The most significant uses of cash for investing activities in 1998 re-lated to $40 million of intangibles acquired as part of the Company's settle-ment agreement with Bard and the acquisition of InControl. Net additions of property and equipment of $76.6 million for the nine months ended September 30, 1998, compared to $53.2 million for the same period in 1997, were also a sig-nificant use of cash for investing activities during both periods. This in-crease in property and equipment additions is due in part to the Company's re-cently announced investment in a manufacturing facility in Ireland.

Net cash provided by financing activities totaled $17.1 million for the nine months ended September 30, 1998. Cash provided by operating activities was used to reduce debt through 1998, however, this reduction in borrowings was more than offset by the additional commercial paper issued for the $100 million pay-ment to Bard as well as the acquisition of InControl. For the nine months ended September 30, 1997, financing activities decreased cash by $26.2 million.

At September 30, 1998, the Company had outstanding borrowings of $361.6 million through the issuance of commercial paper and bank borrowings at a weighted av-erage interest rate of 5.54%. However, to finance the purchase of Intermedics, the Company increased its outstanding borrowings to approximately $1.2 billion, as of February 2, 1999, through the issuance of commercial paper. As of Febru-ary 2, 1999, the Company's commercial paper borrowings had a weighted average interest rate (on a bond-equivalent yield basis) of approximately 5.07%. The commercial paper borrowings are supported by two replacement credit facilities aggregating $1.2 billion. This includes a $400 million facility that permits borrowings through August 2003 and a $800 million facility that permits borrowings through August 1999. These credit facilities, under which there are currently no outstanding borrowings, carry a variable market rate of interest. The current debt level represents an increase in long-term debt of approxi-mately $900 million from December 31, 1997, which is related to the acquisition of Intermedics, the agreement reached with Bard in the first quarter of 1998 and the acquisition of InControl.

The Company intends to use the net proceeds of this offering to reduce the amount of the Company's outstanding commercial paper borrowings. See "Use of Proceeds." The Company also expects to issue additional long-term securities to further reduce the amount of the Company's outstanding commercial paper borrowings. The Company expects its cash from operations to be adequate to sup-port the remainder of its outstanding commercial paper, and to meet its obliga-tions to make interest payments on its debt and other anticipated operating cash needs including planned capital expenditures which are expected to be ap-proximately $130 million in 1998.

The Company has recognized net deferred tax assets aggregating $127.7 million at September 30, 1998, and $82.4 million at December 31, 1997. The assets re-late principally to the establishment of inventory and product related loss re-serves and purchased research and development. In view of the consistent prof-itability of its past operations, the Company believes that all these assets will be substantially recovered and that no significant additional valuation allowances are necessary.

Due to the global nature of its operations, the Company conducts its business in various foreign currencies (primarily the currencies of Western Europe and the Japanese yen) and, as a result, is subject to the exposures that arise from foreign exchange rate movements. Such exposures arise from transactions denomi-nated in foreign currencies, primarily intercompany loans and export intercompany purchases of inventory, as well as from the translation of results of operations from outside the United States. These exposures subject the Company's results of operations primarily to the adverse impact of a strength-ening United States dollar. The Company is also exposed to interest rate changes.

The Company's risk-management objectives are to reduce earnings volatility and protect the Company's cash flows from the impact of fluctuating foreign curren-cies and interest rates. In the normal course of business, the Company follows established policies and procedures in its management of these exposures. Sim-ple derivative instruments, including foreign currency forward contracts and purchased options, and interest rate swap agreements, are used as hedges to meet these objectives. The primary feature of Guidant's risk-management philos-ophy is that all hedging activity must be designed to reduce financial risks associated with commercial and financial transactions which arise in the ordi-nary course of business to allow management to focus on core business issues and challenges. All hedging activities are entered into for purposes "other than trading" as defined by SFAS No. 119. The contracts are initiated within the guidelines of documented corporate risk-management policies. The Company does not enter into foreign currency or interest rate transactions for specula-tive purposes. The Company's risk-management activities were successful in re-ducing the net impact of currency fluctuations to an immaterial level despite adverse market conditions.

The fair value of all foreign currency derivative contracts outstanding at De-cember 31, 1997, was $3.1 million. An analysis has been prepared to estimate the sensitivity of the fair value of all derivative foreign exchange contracts to hypothetical 10% favorable and unfavorable changes in spot exchange rates at December 31, 1997. Premiums paid for purchased options are included in the fair value. The results of the estimation, which may vary from actual results, are as follows:

                                            Fair Value
                                          of Derivatives
                                          --------------
             10% adverse rate movement            $(17.4)
             At year end rates                       3.1
             10% favorable rate movement            30.4

Any gains and losses of fair value on derivative contracts would be largely offset by losses and gains on underlying transactions or anticipated transac-tions. These offsetting gains and losses are not reflected in the above table. An analysis of the impact on the Company's interest rate sensitive financial instruments of a hypothetical 10% change in short-term interest rates compared to interest rates at year end will not have any significant impact on 1998 earnings.

Regulatory and Other Matters

Government and private sector programs limiting healthcare costs, including coverage policies, price regulation, competitive pricing, and various types of managed-care arrangements, exist in the United States and in several countries where the Company does business, and further restrictions are possible. These policies and programs require healthcare providers to put increased emphasis on the delivery of more cost-effective medical therapies. Although management be-lieves the Company is well positioned to respond to this worldwide trend toward cost containment, uncertainty as to the outcome of current and prospective leg-islative and regulatory initiatives and ongoing changes in the marketplace pre-clude the Company from predicting the impact these initiatives and changes may have on future operating results.

The Company's products are subject to extensive regulation by the FDA and, in some jurisdictions, by state and foreign governmental authorities. The Company must obtain specific clearance from the FDA before it can market products in the United States. While the FDA Modernization Act of 1997, when fully imple-mented, is expected to inject more predictability into the product review proc-ess, streamline post-market surveillance, and promote the global harmonization of regulatory procedures, the process of obtaining such clearances can be oner-ous and costly, and there can be no assurance that all clearances sought by the Company will be granted on a timely basis, if at all.

In recent years, many hospitals and other customers of medical device manufac-turers have consolidated into large purchasing groups to enhance purchasing power and become more cost-effective in the delivery of healthcare. To offer a broader range of products to large purchasers, the medical device industry also has been consolidating rapidly. Transactions with these purchasing groups are often more significant, more complex, and involve more long-term contracts than in the past. While this enhanced purchasing power may further increase the pressure on product pricing, management is unable to estimate the potential fu-ture impact at this time.

The operations of the Company, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify, the Company believes that the potential impact of compliance with environmental protection laws and regulations will not have a material impact on the Company's financial position or results of operations. The Company operates in an industry susceptible to significant product liability claims. Such claims may be asserted against the Company in the future related to events not known at the present time.

Management believes that its risk-management practices, including insurance coverage, are adequate to protect the Company against any material product lia-bility losses. The Company, along with other medical device companies, is con-cerned that, because of inequities in United States tort law, suppliers of raw materials and component parts essential to the manufacture of Company products have indicated a desire to withdraw from or not sell to the market. Management cannot estimate the possible future impact at this time.

From time to time, the Company is subject to claims of, and legal actions al-leging, infringement by the Company of patent rights of others. While it is not possible to predict or determine the outcome of the legal actions brought against it, or to provide an estimate of the losses, if any, that may arise, the Company believes the costs associated with such actions will not have a ma-terial adverse effect on its consolidated financial position or liquidity, but could possibly be material to its consolidated results of operations.

Year 2000

Many computer systems experience problems handling dates beyond 1999. There-fore, some computer hardware and software will need to be modified prior to the Year 2000 in order to remain functional. Guidant is taking all reasonable steps necessary to confirm that its business systems, software and equipment that consider and process daterelated information will continue to function properly after December 31, 1999. In doing so, Guidant is paying particular attention to ensuring compliance with all regulatory guidelines regarding Year 2000 issues. The Company's products have been assessed and found to be Year 2000 compliant with the exception of a few requiring minor adjustments. These minor adjust-ments are limited to programmers and are relative to date-related limitations that present no adverse health impact to the patient or system functions. As they do not contain real time clocks, Guidant's implantable devices do not present any Year 2000 issues.

With respect to information technology business systems, the assessment of equipment and software was started in 1997. To date only a limited number of problems have been identified. Guidant, as a corporation formed in late 1994, has many relatively new systems, including an enterprise-wide operational sup-port system, which has already been certified Year 2000 compliant. As such, Management's 1998 focus has been on assessing manufacturing equipment, facili-ties infrastructure, and business partners. Based upon this assessment, neces-sary actions will be taken to correct identified problems and develop contin-gency arrangements. Guidant believes it will complete all assessment and remediation in the equipment and infrastructure area by mid year 1999. This timeframe will allow internal auditing and testing, as well as any further remediation, if necessary, of these systems to take place in the latter half of 1999.

Efforts to confirm the readiness of our various business partners, while ongo-ing, will continue up to, and through, January 1, 2000. The Company is cur-rently evaluating the steps necessary to ensure that assets acquired as part of the InControl acquisition will not be adversely affected by the Year 2000 problem. The Company is also assessing the Year 2000 readiness of Intermedics.

The Company plans to devote the necessary resources to resolve all significant issues in a timely manner. The costs associated with the Year 2000 assessment and remediation of problems noted are expensed as incurred or capitalized if the expenditures relate to hardware or software that will benefit future peri-ods. Based upon current assessments, Management believes that the cost of such actions will not have a material effect on Guidant's operating results or fi-nancial condition. The Company currently expects its total out-of-pocket costs related to addressing its Year 2000 issues will be approximately $20 million, incurred predominantly in 1998 and 1999. Approximately $6 million of these ex-penditures will be capitalized and depreciated over the assets estimated use-ful lives.

The Year 2000 issue is expected to affect the systems of various entities with which the Company interacts, including suppliers. The Company is assessing the readiness of third-parties (e.g., customers and suppliers) which interact with the Company's systems. However, the Company cannot reasonably estimate the po-tential impact on its financial condition and operations if critical third parties do not become Year 2000-ready on a timely basis. The Company is work-ing through various trade associations as well as communicating directly with its significant suppliers and customers to determine their Year 2000 readi-ness. In addition, the Company has begun contingency planning to handle dis-ruptions in electrical, telecommunications, and distribution services. There can be no guarantee that these efforts will prevent the failure of third par-ties to become Year 2000-ready from having a material adverse effect on the Company's financial condition or operations.

Forward-Looking Statements

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking state-ments or projections made by the Company, including those made in this docu-ment, are subject to risks and uncertainties which may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, and other factors which may affect the Company's operations are discussed in the Company's most recent reports on Forms 10-Q and 10-K filed with the Securities and Exchange Commission.

                                    BUSINESS

Overview

Guidant was incorporated in Indiana on September 9, 1994 to be the parent of five of the nine businesses in the Medical Devices and Diagnostics ("MDD") Di-vision of Eli Lilly and Company, an Indiana corporation ("Lilly"). Prior to the consummation of the initial public offering of the Company's common stock on December 20, 1994 (the "IPO"), the Company was a wholly-owned subsidiary of Lilly. Pursuant to the IPO, 19.8% of the Company's common stock was issued to the public. Lilly continued to own 80.2% of the Company's common stock after the IPO. On September 25, 1995, Lilly disposed of its remaining ownership in-terest in the Company by means of a tax-free split-off, an exchange offer pur-suant to which Lilly shareholders were given the opportunity to exchange some, all or none of their Lilly common stock for the Company's common stock owned by Lilly (the "Exchange Offer"). The consummation of the Exchange Offer resulted in Lilly distributing all of its Company common stock to Lilly shareholders. As a result, Lilly no longer owns any Company common stock.

The Company is a multinational company that designs, develops, manufactures and markets a broad range of innovative, high quality, therapeutic medical devices for use in cardiac rhythm management ("CRM"), vascular intervention ("VI"), and cardiac and vascular surgery ("CVS").

The Company's net sales for the year ended December 31, 1997 and the nine months ended September 30, 1998, were $1,328.2 million and $1,403.5 million, respectively.

In CRM, the Company is a worldwide leader in automatic implantable cardioverter defibrillator ("AICD") systems used in the detection and treatment of abnor-mally fast heart rhythms. The Company also designs, manufactures and markets a full line of implantable pacemaker systems used in the treatment of slow or ir-regular heart rhythms. On February 1, 1999, the Company purchased Intermedics, the electrophysiology business of Sulzer Medica for approximately $810 million (including a previously announced $200 million litigation settlement payment). Intermedics is a global leader in the design, development, manufacture and dis-tribution of pacemakers and pacemaker leads, with 1997 revenues of approxi-mately $325 million. The Company believes this acquisition will nearly double its share of the worldwide market for pacemakers, solidifying it as a leading pacemaker company. The Company also believes the acquisition of Intermedics will also significantly increase the Company's sales presence with cardiolo-gists, which will benefit the Company not only in their direct sale of pacemak-ers, but in the anticipated markets of congestive heart failure and atrial fib-rillation. Also, Intermedics has an intellectual product portfolio which the Company believes will further strengthen its existing position in intellectual property in the cardiac rhythm management area.

In VI, the Company is a worldwide leader in minimally invasive devices, such as coronary stent systems and balloon dilatation catheters used for opening blocked coronary arteries. In November 1998 the Company received FDA approval to market the ACS MULTI-LINK DUET Coronary Stent System ("DUET") in the U.S. This stent provides enhanced visibility, greater deliverability, lower pro-files, and a wider range of sizes. The DUET is currently the top selling stent in Europe and the United States.

In CVS, the Company develops, manufactures and markets products for use in min-imally invasive cardiac and vascular surgery.

The Company's business strategy is to design, develop, manufacture and market innovative, high quality therapeutic products principally for use in treating cardiovascular disease, the leading cause of death in the United States, re-sulting in improved quality of patient care and reduced treatment costs. In im-plementing this strategy, the Company focuses on the following three areas, which the Company believes are critical to its future success: (1) global prod-uct innovation, (2) economic partnership with customers worldwide, and (3) or-ganizational excellence.

The Company will continue to pursue a strategy that includes the potential ac-quisition of businesses in the medical device industry. The Company plans to acquire technologies that are complementary to its existing technology base, products that serve its existing customer base, and businesses that expand its geographical presence. However, the Company cannot assure you that any acquisi-tion will be consummated, or if consummated, when it will be consummated and what the terms of the acquisition will be.

Cardiac Rhythm Management

In the CRM market, implantable device systems are used to detect and treat ab-normally fast, abnormally slow or irregular heart rhythms or arrhythmias. The Company's CRM product line is organized into two major categories: tachycar-dia ("Tachy") and bradycardia ("Brady"). The Tachy product category includes AICDs, endocardial defibrillation leads, programmers and accessories used pri-marily in the treatment of abnormally fast arrhythmias. The Brady product cate-gory includes pacemaker pulse generators, endocardial pacing leads, programmers and accessories used primarily in the treatment of slow or irregular arrhyth-mias. Customers for Brady products include electrophysiologists, implanting cardiologists and cardiovascular surgeons. Customers for Tachy products are primarily electrophysiologists. Sales of the Company's CRM products, as a per-centage of the Company's total consolidated net sales for the years ended De-cember 31, 1997, 1996 and 1995, were 50%, 55% and 49%, respectively.

Tachy

AICD systems, or Tachy products, are used to detect and treat potentially fa-tal, abnormally fast heart rhythms by delivering electrical energy to the heart and, in so doing, restoring the heart's normal rhythm. Tachyarrhythmias often result from the presence of abnormal cardiac tissue which interfere with the normal electrical activity of the heart.

The Company's Tachy products offer multiple therapeutic options (tiered-thera-py). Tiered-therapy devices use a staged process for treating multiple arrhyth-mias by first providing lower intensity pacing pulses, or antitachycardia pac-ing, to the patient in an attempt to correct the abnormal rhythm. If antitachycardia pacing is unsuccessful or if the arrhythmia requires more ag-gressive therapy, then the device can progress to low or high energy shocks.

Brady

Cardiac pacemaker systems, or Brady products, are generally used to manage a slow or irregular heartbeat caused by disorders that disrupt the heart's normal electrical conduction system. This often results in a heart rate insufficient to provide adequate blood flow through the body, creating symptoms including fatigue, dizziness and fainting. Brady products range from conventional single chamber devices to more sophisticated adaptive-rate dual chamber devices.

Brady products are used to treat patients whose natural pacemaker, the sinus node, is malfunctioning, or for patients suffering from a disruption in the electrical conduction system. Normally, the sinus node, located in the upper atrial portion of the heart, sends electrical signals through the atria to the atrioventricular ("AV") node, which in turn sends signals down to the lower (ventricular) chambers of the heart. The patient population needing pacemakers can be divided roughly in half: those with malfunctioning sinus nodes, or Sick Sinus Syndrome, and those suffering from malfunctioning AV nodes, or AV Block.

On February 1, 1999, the Company purchased Intermedics, the electrophysiology business of Sulzer Medica for approximately $810 million (including a previ-ously announced $200 million litigation settlement payment). Intermedics is a global leader in the design, development, manufacture and distribution of pace-makers and pacemaker leads, with 1997 revenues of approximately $325 million. The Company believes this acquisition will nearly double its share of the worldwide market for pacemakers, solidifying it as a leading pacemaker company. The Company believes the acquisition of Intermedics will also significantly in-crease the Company's sales presence with cardiologists, which will benefit the Company not only in their direct sale of pacemakers, but in the anticipated markets of congestive heart failure and atrial fibrillation. Intermedics also has an intellectual product portfolio which the Company believes will further strengthen its existing position in intellectual property in the cardiac rhythm management area.

In September 1998, the Company acquired InControl, Inc., a pioneer in the de-velopment of devices for the treatment of atrial arrhythmias, for $137.5 mil-lion in cash. The acquisition was accounted for under the purchase method of accounting and resulted in a charge of $90 million, which represented the value assigned to in-process research and development.

Vascular Intervention

The Company offers its customers a wide range of VI products, including stent systems, coronary dilatation catheters, guide wires, atherectomy catheters, guiding catheters and related accessories. Customers for VI products are pri-marily interventional cardiologists. Sales of VI products, as a percentage of the Company's total consolidated net sales for the years ended December 31, 1997, 1996 and 1995 were 45%, 40% and 48%, respectively.

More than six million Americans have been diagnosed with coronary artery dis-ease ("CAD"), which is the formation of blood flow restrictions (atheroscle-rotic lesions) within the coronary arteries. If untreated, CAD can lead to a heart attack, or cause chest pain that may interfere with normal activities. Worldwide, over one million patients annually undergo a minimally invasive CAD intervention (angioplasty, stenting, atherectomy or mechanical or laser abla-tion), which are less invasive and less expensive alternatives to coronary ar-tery bypass graft surgery.

In a percutaneous transluminal coronary angioplasty ("PTCA") procedure, a lo-cal anesthetic is administered and a small incision is made in the patient's groin area to gain access to the femoral artery. The physician inserts a guid-ing catheter through the femoral artery into the entrance of the coronary blood vessel and then advances a small guide wire through the inside of the guiding catheter, into the blood vessel and across the site of the blockage. Then a dilatation catheter is delivered over the guide wire through the inside of the guiding catheter into the blood vessel and across the site of the blockage. The dilatation catheter is then inflated to compress the atheroscle-rotic plaque against the artery wall, thereby enlarging the opening of the vessel and increasing blood flow to the heart. At the end of the PTCA proce-dure, all of the devices are withdrawn.

The major clinical challenge to PTCA is clinical restenosis, the renarrowing of the blood vessel at the site of the initial treatment generally requiring another intervention within six months of the initial procedure. A number of other technologies have evolved to reduce the occurrence of this condition, often in combination with a coronary dilatation catheter, including stenting, atherectomy and ablation. Like coronary dilatation catheters, coronary stents, atherectomy catheters and ablation catheters are delivered through a guiding catheter and over a guide wire.

Coronary stents are metal tubes or coils that are mounted on coronary dilata-tion catheters. Coronary stents are permanently deployed at the blockage by inflating the coronary dilatation catheter to expand the stent in the artery. When the coronary dilatation catheter is removed from the artery, the stent stays in place, which provides a "mechanical" way of keeping the artery open. In November 1998 and October 1997, the Company received approval to market the ACS MULTI-LINK DUET and the ACS MULTI-LINK Coronary Stent Systems, respective-ly, in the United States.

Atherectomy is the excision and removal of blockages by catheters with minia-ture cutting systems. Ablation is the mechanical or laser reduction of block-ages without the removal of the tissue.

In May 1997, the Company acquired the assets of NeoCardia, LLC., a privately held development-stage company. Under the acquisition agreement, the Company paid a total amount of $86.1 million in cash in 1997 and in 1998. The Company could also pay subsequent additional bonus and royalty payments contingent upon achieving certain product development and sales goals. NeoCardia, which currently does not have any products available for commercial sale, has pio-neered the use of radiation therapy to reduce the occurrence of restenosis. The Company has recently commenced clinical studies in this area. However, no assurance can be given that the Company will obtain the regulatory approvals necessary for commercial marketing.

Cardiac and Vascular Surgery

The Company is involved in the development and marketing of innovative surgi-cal devices and systems which alter the surgeon's approach to surgical proce-dures and may provide improved clinical benefit, reduced procedure time and better patient outcomes. The primary customers for CVS products are cardiac and vascular surgeons. Sales of CVS products, as a percentage of the Company's total consolidated net sales for the years ended December 31, 1997, 1996 and 1995, were 5%, 5% and 3%, respectively. These percentages include other mini-mally invasive surgery products sold by the Company with a focus on laparoscopic market opportunities in the field of general surgery. Certain of these devices were developed for and manufactured under original equipment manufacturer (OEM) distribution arrangements.

In December 1997, the Company completed its acquisition of EndoVascular Tech-nologies, Inc. ("EVT"). EVT designs, develops and manufactures minimally invasive systems to repair diseased or damaged vascular structures. EVT is currently developing a product, the ANCURE system, to provide a catheter-based delivery and implantation of a specialized vascular prosthesis to repair ab-dominal aortic aneurysms which would represent a less invasive alternative to the open surgical procedure performed today. The ANCURE system is approved for marketing in Europe and Australia and is currently in Phase II clinical trials in the United States. However, no assurance can be given that the Company will obtain the regulatory approvals necessary for commercial marketing in the United States.

Products

Tachy Products

The Company offers a broad array of Tachy products, including complex devices and systems offering multiple therapeutic options as set forth in the following chart:

                                                               Date of Commercial Release
                                                               --------------------------
                                                                                First
                                                                            International
   Category            Description            Product Name     U.S. Release    Release
--------------  -------------------------- ------------------- ------------ -------------
Tiered-         AICDs that provide low and VENTAK MINI IV       Dec. 1998      Dec. 1998
Therapy         high energy shock therapy, VENTAK MINI III HE   Dec. 1998      Dec. 1998
                Brady pacing and           VENTAK AV III DR     Sept. 1998     Oct. 1998
                antitachycardia pacing.    VENTAK AV II DR      Mar. 1998      Sept.
                                                                               1997
                                           VENTAK MINI III      Jan. 1998      Oct. 1997
                                           VENTAK AV II DDD     Dec. 1997      Sept.
                                                                               1997
                                           VENTAK AV DDD        July 1997      Nov. 1996
                                           VENTAK MINI II+      July 1996      June 1996
                                           VENTAK MINI II       July 1996      June 1996
                                           VENTAK MINI+HC       May 1996       Dec. 1995
                                           VENTAK MINI HC       May 1996       Dec. 1995
                                           VENTAK MINI +        Jan. 1996      Dec. 1995
                                           VENTAK MINI          Jan. 1996      Dec. 1995

Endocardial     Insulated wires, inserted  ENDURANCE EZ         (1)            Nov. 1998
Defibrillation  through a vein into the    ENDURANCE RX         (1)            April
                heart,                                                         1998
Leads           which allow energy to be   ENDURANCE            Sept. 1998     Feb. 1998
                transmitted to and from    ENDOTAK DSP          Jan. 1996      Oct. 1994
                the
                implanted AICD, allowing   ENDOTAK 70 Series    Aug. 1994      Nov. 1992
                arrhythmias to be detected
                and treated.

---------------
(1) This product is not currently available in the United States. There can be no assurance that the Company will obtain the regulatory approval necessary for commercial marketing of this product in the United States.

Brady Products

The Company offers a broad array of Brady products ranging from conventional single chamber devices to more sophisticated adaptive-rate, dual chamber de-vices as set forth in the following chart:

                                                                        Date of Commercial Release
                                                                        --------------------------
                                                                                         First
                                                                                     International
     Category                Description              Product Name      U.S. Release    Release
------------------- ----------------------------  --------------------- ------------ -------------
Single Chamber      Pacemakers that pace one
(SSI)               chamber of the heart,
                    typically the ventricle, at
                    a programmed rate.
                                                  PULSAR SSI            (1)          March 1998
                                                  MERIDIAN SSI          May 1998     March 1998
                                                  VIGOR SSI             March 1995   May 1993
                                                  VISTA VVI             Apr. 1988    Dec. 1987
Single Chamber      Pacemakers that pace one
Adaptive-Rate       chamber of the heart, and
(SSIR)              incorporate a sensor that
                    modifies the pacing rate in
                    response to physical
                    activity.
                                                  PULSAR MAX SP         (1)          Oct. 1998
                                                  PULSAR SR             (1)          March 1998
                                                  DISCOVERY SR          May 1998     March 1998
                                                  MERIDIAN SR           May 1998     March 1998
                                                  VIGOR SR              June 1995    May 1993
Dual Chamber (DDD)  Pacemakers that pace both
                    chambers of the heart,
                    thereby improving heart
                    synchronization and cardiac
                    output.
                                                  PULSAR DDD            (1)          March 1998
                                                  MERIDIAN DDD          May 1998     March 1998
                                                  VIGOR DDD             Oct. 1994    May 1993
                                                  VISTA DDD             June 1990    Oct. 1989
Dual Chamber        Pacemakers that pace both
Adaptive-Rate       chambers of the heart, and
(DDDR)              incorporate a sensor that
                    modifies the pacing rate in
                    response to physical
                    activity.
                                                  PULSAR MAX DR         (1)          Oct. 1998
                                                  PULSAR DR             (1)          March 1998
                                                  DISCOVERY DR          May 1998     March 1998
                                                  MERIDIAN DR           May 1998     March 1998
                                                  VIGOR DR              June 1995    May 1993
Endocardial         Insulated wires, inserted
Pacemaker Leads     through a vein into the
                    heart, which allow energy to
                    be transmitted to and from
                    the implanted pacemaker.
                                                  SELUTE PICOTIP ATRIAL (1)          Oct. 1998
                                                  SWEET PICO RX         (1)          May 1998
                                                  SELUTE PICOTIP        April 1998   Sept. 1997
                                                  SWEET TIP RX          Oct. 1998    June 1997
                                                  SELUTE ATRIAL         (1)          Oct. 1996
                                                  SELUTE                May 1996     Dec. 1994
                                                  SELUTE Atrial         (1)          June 1996
                                                  SWEET TIP RX          (1)          June 1996

---------------
(1) This product is not currently available in the United States. There can be no assurance that the Company will obtain the regulatory approval necessary for commercial marketing of this product in the United States.

On February 1, 1999, the Company completed the acquisition of Intermedics. Based in Angelton, Texas, Intermedics is a leading manufacturer and distributor of bradycardia pacemakers worldwide. Intermedics also manufactures ICDs, leads, and other electrophysiology products, including cardiac ablation catheters. Intermedics offers its products to electrophysiologist, cardiovascular sur-geons, cardiologists and institutional buyers, including community hospitals. Intermedics has one of the strongest brand names in the bradycardia pacemaker industry and sells its pacemakers through a large network of independent dis-tributors, who cover more than 80 countries. Intermedics products include dual-chamber pacemakers such as the Cosmos 3, dual-chamber, rate-responsive pacemak-ers such as the Relay, Marathon DR and Momentum DR, single-chamber rate-respon-sive pacemakers such as Dash and Marathon SR, and single-chamber rate-respon-sive pacemakers such as the Unity-C and the Unity.

Vascular Intervention Products

The Company offers its customers a wide range of VI products, including coro-nary dilatation catheters, coronary stents, atherectomy catheters, guide wires and accessories as well as products for peripheral vascular application as set forth in the following chart:

                                                                               Date of
                                                                                 U.S.
                                                                              Commercial
     Category                 Description                 Product Name         Release
-------------------  ----------------------------  -------------------------- ----------
CORONARY:
Stents               Stents are implantable metal
                     devices that are permanently
                     deployed to provide a
                     "mechanical" way to keep an
                     artery open.
                                                   ACS MULTI-LINK OTW DUET    Nov. 1998
                                                   ACS MULTI-LINK RX DUET     Nov. 1998
                                                   ACS OTW MULTI-LINK HP      April 1998
                                                   ACS OTW MULTI-LINK         April 1998
                                                   ACS RX MULTI-LINK HP       Feb. 1998
                                                   ACS RX MULTI-LINK          Oct. 1997
Rapid Exchange       RX coronary dilatation
("RX") Coronary      catheters allow for easy
Dilatation Catheter  exchange of the catheter
                     without removing the
                     original guide wire.
                                                   ACS RX GEMINI              Jan. 1999
                                                   ACS RX SOLARIS             Nov. 1998
                                                   ACS RX ROCKET              Nov. 1997
                                                   ACS RX COMET VP            Feb. 1997
                                                   ACS RX COMET               Nov. 1996
                                                   RX ELIPSE                  Oct. 1993
Perfusion Coronary   Perfusion coronary
Dilatation Catheter  dilatation catheters allow
                     continuous blood flow during
                     the PTCA procedure, offering
                     flexibility in inflation
                     times. Perfusion catheters
                     are available in RX and OTW
                     configurations.
                                                   ACS RX ESPRIT              Apr. 1998
                                                   ACS OTW LIFESTREAM         Dec. 1995
                                                   ACS RX LIFESTREAM          Mar. 1995
Over-the-Wire        OTW coronary dilatation
("OTW") Coronary     catheters are delivered over
Dilatation Catheter  a separate guide wire to
                     position the balloon across
                     the lesion.
                                                   ACS AVENGER                April 1998
                                                   ACS Tx2000 VP              April 1997
                                                   ACS Tx2000                 Nov. 1996
Atherectomy          Catheters which allow for
Products             the excision and removal of
                     atherosclerotic plaque.
                                                   ATHEROCATH--BANTAM         Dec. 1996
                                                   ATHEROCATH--GTO            Sept. 1994
                                                   ATHEROCATH SCA--EX         Sept. 1992
Guide wires          Individual guide wires are
                     inserted through coronary
                     and peripheral vessels
                     before the dilatation
                     catheter, facilitating the
                     placement of the dilatation
                     catheter or atherectomy
                     catheter.
                                                   ACS HI-TORQUE CROSS--IT    Sept. 1998
                                                   ACS HI-TORQUE BALANCE      Nov. 1998
                                                    HEAVYWEIGHT
                                                   ACS HI-TORQUE ALL STAR     Sept. 1997
                                                   ACS HI-TORQUE BALANCE      Aug. 1997
                                                    MIDDLEWEIGHT
                                                   ACS HI-TORQUE IRON MAN     Feb. 1997
                                                   HI-TORQUE BALANCE          Oct. 1994
                                                   ACS HI-TORQUE EXTRA S'PORT Sept. 1994
                                                   HI-TORQUE EXTRA SUPPORT    Feb. 1992
                                                   HI-TORQUE TRAVERSE         Nov. 1991
                                                   DOC                        Feb. 1988
                                                   HI-TORQUE FLOPPY II        June 1986
Accessories          Accessories are products
                     that facilitate the delivery
                     or operation of a device.
                                                   ACS VIKING                 Nov. 1997
                                                   INDEFLATOR 20/30           Sept. 1996
                                                   ACS ANCHOR                 Apr. 1996
                                                   TOURGUIDE                  Dec. 1995
                                                   INDEFLATOR 20/20           March 1990

                                                                            Date of
                                                                             U.S.
                                                                          Commercial
     Category                Description               Product Name         Release
------------------- ----------------------------  ----------------------- -----------
PERIPHERAL:
Stents              See above.                    MEGALINK                Nov. 1998(1)
Guide Wires         See above.                    SUPRACORE               July 1998
Accessories         See above.                    EZPATH GUIDING CATHETER May 1998

---------------
(1) This product is released in select international markets and is not cur-rently available in the United States. There can be no assurance that the Com-pany will obtain the regulatory approval necessary for commercial marketing of this product in the United States.

CVS Products

The Company currently markets the VASOVIEW balloon dissection system, a broad product offering for minimally invasive access to, and removal of, the saphe-nous vein. The saphenous vein is used in coronary artery bypass graft surgery ("CABG"). The Company also markets a cardiac stabilizer which enables immobili-zation of the anastomotic site on a beating heart during CABG procedures. In addition, as a result of the Company's acquisition of EVT, the Company markets the ANCURE system in Europe and Australia. The ANCURE system is a catheter-based product that delivers and implants a specialized vascular prosthesis to repair abdominal aortic aneurysms. The Company also markets a number of other minimally invasive surgery products for access, retraction and fixation, focus-ing on laparoscopic market opportunities in general surgery. These products in-clude the ORIGIN TACKER fixation device.

Sales and Marketing

The Company has a broad product line which requires a sales and marketing strategy that is tailored to its customers in order to deliver high quality, cost-effective products and services to all of its customer segments worldwide. Because of the diverse needs of the global market that the Company serves, the Company's distribution system includes both direct sales forces under one man-agement structure and independent distributors. The Company utilizes separate sales forces to sell its CRM, VI and CVS products in order to take advantage of specific clinical and technical expertise. In many cases, members of the sales forces are present during procedures in order to provide technical consultation to the physician in the use of the Company's products. Management believes the purchase of Intermedics will add significantly to the Company's Brady sales force effort. The addition of Intermedics' experienced sales force and their valuable relationships should bolster the Company's own pacemaker sales. The Company estimates only 3 to 4% of its pacemaker sales are to Intermedics top 100 accounts and approximately 60% of Intermedics' sales are with accounts the Company does little, if any, business. The Company is not dependent on any sin-gle customer and no single customer accounted for more than 5% of the Company's net sales in 1997.

Sales personnel work closely with the primary decision makers who purchase the Company's products, whether physicians, material managers, biomedical staff, hospital administrators or purchasing managers. Additionally, the sales forces actively pursue approval of the Company as a qualified supplier for hospital group purchasing organizations that negotiate contracts with suppliers of medi-cal products. The Company already has contracts with a number of national buy-ing groups and is working with a growing number of regional buying groups that are emerging in response to cost containment pressures and health care reform. In addition, the Company has contracted with a number of hospitals to provide products under a predictable procedural cost program.

United States

In the United States, the Company sells substantially all of its products through its direct sales forces. The different uses of the Company's product lines and the different physicians performing the corresponding procedures ne-cessitate focused sales organizations that can utilize their specific clinical and technical knowledge. In 1997, 68% of the Company's consolidated net sales were derived from sales in the United States.

The Company's sales operations for its CRM and VI products are divided into three geographic areas within the United States, under a single management structure to which all sales operations report. The Company believes this geo-graphic organizational structure provides the opportunity to leverage the Company's resources across the individual business unit sales organizations by facilitating rapid decision making and development of sales and marketing strategies at the customer level, while retaining its clinical focus.

International

In 1997, 32% of the Company's net sales were derived from its international op-erations through its direct sales forces and independent distributors. The Com-pany sells its products in over 70 countries. Major international markets for the Company's products include: Japan, Germany, France, Spain, Italy, the United Kingdom, Australia, Belgium, The Netherlands, and Canada. The sales and marketing approach in international markets varies depending on market size and stage of development. The Company believes that its geographic-based sales or-ganization gives the Company greater flexibility in responding to each of these markets.

Manufacturing

The Company's manufacturing operations are carried out in facilities in Menlo Park, Santa Clara and Temecula, California; St. Paul, Minnesota; and Dorado, Puerto Rico. Additionally, in July 1998, the Company purchased an existing 155,000 square foot, high-tech manufacturing facility in Clonmel, Ireland. It is expected that the Company will begin manufacturing at this site in the third quarter of 1999.

In general, the Company's production activities occur in a controlled environ-ment setting or "cleanroom." Such a manufacturing environment helps ensure that products meet all cleanliness standards and requirements. In addition, manufac-turing employees are trained in the necessary production operations, the Qual-ity System Regulation requirements (regulations adopted by the United States Food and Drug Administration ("FDA") in October 1996 which replace the require-ments previously known as Good Manufacturing Practices) and ISO 9001 and EN46001 international quality system standards applicable to the production process. The Company uses various production and quality performance measures to provide high manufacturing quality and efficiency.

The Company vertically integrates its operations where it believes such inte-gration provides significant cost, supply or quality benefits. In some areas, the Company is highly vertically integrated. In other cases, the Company pur-chases components. In all cases, the Company attempts to work closely with its suppliers to ensure the cost-effective delivery of high quality materials and components. The Company's major considerations used in the selection and reten-tion of suppliers are supplier technology, quality, reliability, consistent on-time deliveries, value-added services and cost. The Company tries to select and build long-term relationships with suppliers who have demonstrated a commitment to these factors. To date, the Company has been able to obtain all required components and materials for all market released products and for all products under development.

Raw Materials

The Company purchases certain of the materials and components used in manufac-turing its products, some of which are custom-made for the Company. In addi-tion, the Company purchases certain supplies from single sources due to quality considerations, costs or constraints resulting from regulatory requirements. In the past, certain suppliers have announced that, in an effort to reduce poten-tial product liability exposure, they intend to limit or terminate sales to the medical device industry. In addition, agreements with certain suppliers can be terminated by either party upon short notice. The Company has agreed to indem-nify certain suppliers against certain potential product liability exposure. The establishment of additional or replacement suppliers for certain components or materials cannot be accomplished quickly, largely due to the FDA approval system and the complex nature of manufacturing processes employed by many sup-pliers. The inability to develop satisfactory alternatives, if required, or a reduction or interruption in supply or a significant increase in the price of materials or components could have a material adverse effect on the Company.

Patents, Trademarks, Proprietary Rights and Licenses

The Company believes that patents and other proprietary rights are important to its business. The Company also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. The Company reviews third-party patents and patent applications in an effort to develop an effective patent strategy, identify li-censing opportunities and monitor the patent claims of others.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. From time to time, the Company is subject to claims of, and legal actions alleging, infringement by the Com-pany of the patent rights of others. The Company believes that it has been vig-ilant in reviewing the patents of others with regard to the Company's products. However, an adverse outcome with respect to any one or more of these claims or actions could have a material adverse effect on the Company.

The Company owns numerous patents and has numerous patent applications pending in the United States and in certain foreign countries which relate to aspects of the technology used in many of the Company's products. The Company's policy is generally to file patent applications in the United States and foreign coun-tries where rights are available and the Company believes it is commercially advantageous to do so. In addition, the Company is a party to several license agreements with unrelated third parties pursuant to which it has obtained, for varying terms, the exclusive or non-exclusive rights to certain patents held by such third parties in consideration for cross-licensing rights or royalty pay-ments. The Company has also granted various rights in its own patents to others under license agreements. There can be no assurance that pending patent appli-cations will result in issued patents, that patents issued to or licensed by the Company will not be challenged or circumvented by competitors, that such patents will not be found to be invalid or that such patents will be found to be sufficiently broad to protect the Company's technology or provide the Com-pany with a competitive advantage.

The Company actively monitors the products of its competitors for possible in-fringement of the Company's owned and/or licensed patents. Historically, liti-gation has been necessary to enforce certain patent rights held by the Company and the Company plans to continue to defend and prosecute its rights with re-spect to such patents. There can be no assurance, however, that the Company's efforts in this regard will be successful. In addition, patent litigation could result in substantial cost to and diversion of effort by the Company. The Com-pany also relies upon trade secrets for protection of its confidential and pro-prietary information. There can be no assurance that others will not indepen-dently develop substantially equivalent proprietary information or techniques or that third parties will not otherwise gain access to the Company's trade se-crets.

It is the Company's policy to require certain of its employees, consultants and other parties to execute confidentiality and invention assignment agreements upon the commencement of employment or consulting relationships with the Compa-ny. There can be no assurance, however, that these agreements will provide meaningful protection against, or adequate remedies for, the unauthorized use or disclosure of the Company's trade secrets.

The Company has the following registered trademarks that are referred to here-in: ACS, ACS EDGE, ACS MULTI-LINK, ACS RX COMET, ACS RX LIFESTREAM, AICD, ATHEROCATH, ATHEROCATH-GTO, CPI, DOC, ENDOTAK, ENDOTAK DSP, EXCEL, HI-TORQUE BALANCE, HI-TORQUE FLOPPY II, HI-TORQUE TRAVERSE, INDEFLATOR, ORIGIN, PRx, RX ELIPSE, SELUTE, VENTAK, VIGOR and VISTA. The following are trademarks of the
Company: ACS ANCHOR, ACS AVENGER, ACS HI-TORQUE ALL STAR, ACS HI-TORQUE BALANCE MIDDLEWEIGHT, ACS HI-TORQUE EXTRA S'PORT, ACS HI-TORQUE IRON MAN, ACS MULTI-LINK RX DUET, ACS OTW LIFESTREAM, ACS OTW MULTI-LINK, ACS RX MULTI-LINK HP, ACS RX MULTI-LINK HP, ACS RX FLOWTRACK, ACS RX PERFUSION, ACS RX ROCKET, ACS Tx 2000, ACS Tx 2000 VP, ACS VIKING, ANCURE, ATHEROCATH-BANTAM, INDEFLATOR PLUS 20, 20/30 INDEFLATOR, ORIGIN TACKER, SCA-EX, SWEET TIP RX, TOURGUIDE, VASOVIEW, VENTAK AV and VENTAK MINI.

Competition

The medical devices market is highly competitive. The Company competes with many companies, some of which may have access to greater financial and other resources than the Company. Furthermore, the medical devices market is charac-terized by rapid product development and technological change. The present or future products of the Company could be rendered obsolete or uneconomic by technological advances by one or more of the Company's present or future com-petitors or by other therapies such as drugs. The Company must continue to develop and acquire new products and technologies to remain competitive with other developers of medical devices and therapies.

The Company faces substantial competition from a number of companies in the markets for its products. The Company's primary competitors in CRM are Medtronic, Inc. ("Medtronic") and St. Jude Medical, Inc. ("St. Jude"). The Company's primary competitors in VI are Boston Scientific Corporation ("BSC"), Johnson & Johnson ("J&J"), Arterial Vascular Engineering, Inc. ("AVE") and Medtronic (which recently merged with AVE). With respect to CVS devices, the principal competitors of the Company are the United States Surgical Corpora-tion, J&J, Medtronic and BSC. The Company believes that it competes primarily on the basis of product features, product quality, customer support, field services and cost-effectiveness.

Government Regulation

As a manufacturer of medical devices, the Company is subject to extensive regu-lation by the FDA and, in some jurisdictions, by state and foreign governmental authorities. These regulations govern the introduction of new medical devices, the observance of certain standards with respect to the design, manufacture, testing, labeling and promotion of such devices, the maintenance of certain records, the ability to track devices, the reporting of potential product defects, the export of devices and other matters. The Com-pany believes that it is in substantial compliance with such governmental regu-lations.

From time to time, the Company has received notifications from the FDA or other authorities of alleged deficiencies in the Company's compliance with applicable regulatory requirements. These include FDA warning letters and adverse inspec-tion reports. To date, the Company has been able to address or correct such de-ficiencies to the satisfaction of the FDA or other authorities and, to the ex-tent deficiencies arise in the future, the Company expects to be able to so correct them, but there can be no assurance that this will be the case. In ad-dition, from time to time, the Company has recalled, or issued safety alerts or advisory notices on, certain of its products. To date, no such recall or safety alert has had a material adverse effect on the Company, but there can be no as-surance that a future recall or safety alert would not have such an effect.

The Company's medical devices introduced in the United States market are re-quired by the FDA, as a condition of marketing, to secure a premarket notifica-tion clearance pursuant to Section 510(k) of the federal Food, Drug and Cos-metic Act, an approved pre-market approval ("PMA") application or a supplemen-tal PMA. Alternatively, the Company may seek United States market clearance through a Product Development Protocol approved by the FDA. Establishing and completing a Product Development Protocol, or obtaining a PMA or supplemental PMA, can take up to several years and can involve preclinical studies and clin-ical testing. In order to perform clinical testing in the United States on an unapproved product, the Company is also required to obtain an investigational device exemption from the FDA. In addition to requiring clearance for new prod-ucts, FDA rules may require a filing and FDA approval, usually through a PMA supplement or a 510(k) pre-market notification clearance, prior to marketing products that are modifications of existing products.

While the FDA Modernization Act of 1997, when fully implemented, is expected to inject more predictability into the product review process, streamline post-market surveillance, and promote the global harmonization of regulatory proce-dures, the process of obtaining such clearances can be onerous and costly. There can be no assurance that all the necessary approvals, including approval for product improvements and new products, will be granted on a timely basis, if at all. Delays in receipt of or failure to receive such approvals could have a material adverse effect on the Company's business. Moreover, after clearance is given, if the product is shown to be hazardous or defective, the FDA and foreign regulatory agencies have the power to withdraw such clearance or re-quire the Company to change the device, its manufacturing process or its label-ing, to supply additional proof of its safety and effectiveness or to recall, repair, replace or refund the cost of the medical device. In addition, federal, state and foreign regulations regarding the manufacture and sale of medical de-vices are subject to future changes. The Company cannot predict what impact, if any, such changes might have on its business. However, such changes could have a material impact on the Company's business.

The Company is also required to register with the FDA as a device manufacturer. As such, the Company is subject to periodic inspection by the FDA for compli-ance with the FDA's Quality System Regulation and other regulations. These reg-ulations require that the Company manufacture its products and maintain its documents in a prescribed manner with respect to design, manufacturing, testing and control activities. Further, the Company is required to comply with various FDA requirements for labeling and promotion. The Medical Device Reporting regu-lation requires that the Company provide information to the FDA whenever there is evidence to reasonably suggest that one of its devices may have caused or contributed to a death or serious injury or, if a malfunction were to recur, could cause or contribute to a death or serious injury. In addition, the FDA prohibits the Company from promoting a medical device before marketing clear-ance has been received or promoting an approved device for unapproved indica-tions. If the FDA believes that a company is not in compliance with applicable regulations, it can institute proceedings to detain or seize products, issue a warning letter, issue a recall order, impose operating restrictions, enjoin fu-ture violations and assess civil penalties against the company, its officers or its employees and can recommend criminal prosecution to the Department of Jus-tice. Other regulatory agencies may have similar powers.

Medical device laws are also in effect in many of the countries in which the Company does business outside the United States. These laws range from compre-hensive device approval requirements for some or all of the Company's medical device products to simpler requests for product data or certifications. The number and scope of these requirements are increasing. In addition, the Company is required to notify the FDA if it exports to certain countries medical de-vices manufactured in the United States that have not been approved by the FDA for distribution in the United States. The Company is also required to maintain certain records relating to exports and make the records available to the FDA for inspection, if required.

Health Care Cost Containment and Third-Party Reimbursement

During the past several years, the major third-party payers of hospital services in the United States (Medicare, Medicaid, private health care insurance and managed care plans) have substantially revised their policies, methodologies and formulae in an attempt to contain health care costs. The introduction of various Medicare cost containment incentives, combined with closer scrutiny of health care expenditures by both private health insurers and employers, has resulted in increased contractual adjustments and discounts in hospital charges for services performed and in the shifting of services from inpatient to outpatient settings. If hospitals respond to such pressures by substituting lower cost products or therapies for the Company's products, the Company could be adversely affected. Moreover, third-party payers may deny reimbursement if they determine that a device was not used in accordance with cost-effective treatment methods as determined by the payer, was experimental, or for other reasons. Certain states have already made significant changes to their Medicaid programs and have also adopted health care reform. Similar initiatives to limit the growth of health care costs, including price regulation, are also underway in several other countries in which the Company does business. For example, in April 1998, the Japanese Ministry of Health and Welfare recently announced its intentions to cut reimbursement levels for medical devices. Implementation of health care reform may limit the price of, or the level at which reimbursement is provided for, the Company's products.

The ability of customers to obtain appropriate reimbursement for their products and services from government and third-party payers is critical to the success of all medical device companies around the world. Several foreign governments have attempted to dramatically reshape reimbursement policies affecting medical devices. Further restrictions on reimbursement of the Company's customers will likely have an impact on the products purchased by customers and the prices they are willing to pay.

Product Liability and Insurance

The design, manufacture and marketing of medical devices of the types produced by the Company entail an inherent risk of product liability claims. The Company's products are often used in intensive care settings with seriously ill patients. In addition, many of the medical devices manufactured and sold by the Company are designed to be implanted in the human body for long periods of time or indefinitely. The occurrence of a problem with one of the Company's products could result in product liability claims and/or a recall of, or safety alert or advisory notice relating to, the product. While the amount of product liability insurance maintained by the Company has been adequate in relation to claims made against the Company in the past, there can be no assurance that the amount of such insurance will be adequate to satisfy claims made against the Company in the future or that the Company will be able to obtain insurance in the fu-ture at satisfactory rates or in adequate amounts. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on the Company's business, financial condition and reputation, and on the Company's ability to attract and retain customers for its products.

Environmental Compliance

The Company is subject to various federal, state and local as well as foreign laws and regulations relating to the protection of the environment. In the course of its business, the Company is involved in the handling, storage and disposal of certain chemicals. While the Company continues to make capital and operational expenditures relating to compliance with existing environmental laws and regulations, it does not anticipate that those expenditures will have a material adverse effect on its business.

Properties

As of December 31, 1998, the Company owned or leased the following principal facilities:

                                                                Approximate      Leased
    Location                    Type of Facility                Square Feet     or Owned
-----------------  ------------------------------------------ ---------------  ---------
Basingstoke, UK    Administration                                       24,000     Leased

Brussels, Belgium  Administration and CRM research                      17,000     Leased

Clonmel, Ireland   Manufacturing                                       155,000      Owned

Dorado, PR         CRM manufacturing and administration                 54,000      Owned

Houston, TX        VI research and development and                      22,500     Leased
                    administration

Indianapolis, IN   Administration                                       18,000     Leased

Menlo Park, CA     CVS manufacturing, research and                     122,000     Leased
                    development, administration, sales and
                    marketing and warehouse

Santa Clara, CA    VI manufacturing, research and                      370,000      Owned
                    development, administration, and sales
                    and marketing

St. Paul, MN       CRM manufacturing, research and                     360,000      Owned
                    development, administration and sales and
                    marketing

St. Paul, MN       CRM lead development and administration             100,000     Leased

St. Paul, MN       CRM packaging, shipping and warehouse                25,000     Leased

Temecula, CA       VI manufacturing, CRM research and                  500,000      Owned
                    development

Tokyo, Japan       Administration                                       10,000     Leased


The Company currently maintains its executive offices at 111 Monument Circle, 29th Floor, Indianapolis, Indiana. Subject to normal expansion, the Company be-lieves that its facilities are adequate to meet its present and reasonably foreseeable needs.

The Company believes that none of its properties is subject to any encumbrance, easement or other restriction that would detract materially from its value or materially impair its use in the operation of the business of the Company. The buildings owned by the Company are of varying ages and are in good condition.

Research and Development

The Company is engaged in ongoing research and development to introduce clini-cally advanced new products, to enhance the effectiveness, ease of use, safety and reliability of its existing products and to expand the applications for which the uses of its products are appropriate. The Company is dedicated to de-veloping novel technologies that will furnish health care providers with a more complete line of products to treat medical conditions through minimally invasive procedures.

The Company's research and development activities are carried out primarily in facilities located in Santa Clara, Menlo Park, and Temecula, California; St. Paul, Minnesota; Redmond, Washington; and Brussels, Belgium. The Company's re-search and development staff is focused on product design and development, quality, clinical research and regulatory compliance. To pursue primary re-search efforts, the Company has developed alliances with several leading re-search institutions and universities. The Company also works with leading cli-nicians around the world in conducting scientific studies on the Company's products. These studies include clinical trials which provide data for use in regulatory submissions and post market approval studies involving applications of the Company's products.

The Company evaluates developing technologies in areas where it may have tech-nological or marketing expertise for possible investment or acquisition. The Company has invested in several start-up ventures. In return for funding and technology, the Company has received equity interests in these ventures.

Quality Assurance Systems

The Company is committed to providing high quality products to its customers. To meet this commitment, the Company has implemented modern quality systems and concepts throughout the organization. The Company's quality system starts with the initial product specification and continues through the design of the product, component specification process and the manufacturing, sales and ser-vicing of the product. The quality system is designed to build in quality and to utilize continuous improvement concepts throughout the product life.

Certain of the Company's operations are certified under ISO 9001, ISO 9002, EN46001 and EN46002 international quality system standards. ISO 9001 and 9002 require, among other items, an implemented quality system that applies to com-ponent quality, supplier control and manufacturing operations. In addition, ISO 9001 and EN46001 require an implemented quality system that applies to product design. Such certification can be obtained only after a complete audit of a company's quality system by an independent outside auditor. These certi-fications require that these facilities undergo periodic reexamination.

Employees

As of December 31, 1998, the Company had approximately 6,100 full-time employ-ees, including approximately 680 employees outside the United States. The Com-pany maintains compensation, benefits, equity participation and work environ-ment policies intended to assist in attracting and retaining qualified person-nel. The Company believes that the success of its business will depend, in significant part, on its ability to attract and retain such personnel. In ad-dition, the Company contracts for services where appropriate. The contract la-bor provides management with flexibility in dealing with fluctuations in vol-ume during periods of high sales growth and through new product transfers to manufacturing.

None of the Company's employees are represented by a labor union. The Company has never experienced an organized work stoppage or strike and considers its relations with its employees to be excellent.

Legal and Regulatory Proceedings

The Company is currently a party to various legal actions which have occurred in the normal course of its business. The litigation includes disputes over intellectual property, product liability, employment litigation and general commercial matters.

The Company currently has a number of disputes with Boston Scientific Corpora-tion ("BSC") and its subsidiary, SciMed Life Systems, Inc. ("SciMed"). These include the following:

 . In a lawsuit originally filed on May 31, 1994, in the Northern District of California, SciMed alleges that the ACS RX ELIPSE coronary dilatation cathe-ter infringes certain patents owned by SciMed. Subsequently, the complaint was amended to further allege infringement by the ACS RX MULTI-LINK coronary stent system. In the lawsuit, SciMed is seeking injunctive relief and mone-tary damages;

 . On October 10, 1995, Advanced Cardiovascular Systems, Inc. ("ACS"), the
  Company's wholly-owned VI subsidiary, filed suit against SciMed alleging that the SciMed Express Plus and Express Plus II coronary dilatation cathe-ters infringe certain patents of ACS. In addition, on March 12, 1996, ACS filed a separate lawsuit alleging that these products infringe another pa-tent of ACS. These lawsuits were filed in the Northern District of Califor-nia and ACS is seeking injunctive relief and monetary damages;

 . On March 12, 1996, ACS filed suit against SciMed in the Northern District of
  California alleging that SciMed's Trio/Bandit line of coronary dilatation catheters infringes a patent of ACS. In the lawsuit, ACS is seeking injunc-tive relief and monetary damages;

 . On September 17, 1997, ACS filed suit against SciMed and BSC in the Northern
  District of California alleging that the SciMed Rebel rapid exchange coro-nary dilatation catheter infringes certain patents of ACS. In the lawsuit, ACS is seeking injunctive relief and monetary damages;

 . An arbitration was held between SciMed and the Company in May 1998, to de-termine whether the ACS RX COMET, ACS RX COMET VP, ACS RX ROCKET coronary dilatation catheters, and ACS RX MULTI-LINK HP coronary stent system were reasonable modifications under the 1991 ACS/SciMed Settlement Agreement, and therefore immune from suit by patents owned by SciMed. On August 17, 1998, the Arbitration Panel by a 2-1 majority held in a Draft Determination that these products were not reasonable modifications. The Company requested re-consideration of the Draft Determi-
 nation and on December 4, 1998 the Arbitration Panel by a 2-1 majority held in a Final Determination that the ACS RX COMET, ACS RX COMET VP and ACS RX ROCKET coronary dilatation catheters were reasonable modifications under the Settlement Agreement, and were immune from suit. The ACS RX MULTI-LINK HP coronary stent system was held not to be a reasonable modification;

 . On August 12, 1998, ACS and Guidant Sales Corporation ("GSC") filed suit against BSC and SciMed in the Southern District of Indiana alleging that SciMed's NIR stent infringes certain patents of ACS. In the lawsuit ACS is seeking injunctive relief and monetary damages;

 . On December 29, 1998, SciMed filed suit against the Company in The Hague, The
  Netherlands alleging infringement of a European Patent owned by SciMed by the ACS RX ELIPSE coronary dilatation catheter and the ACS RX MULTI-LINK, ACS RX MULTI-LINK HP, and ACS RX DUET coronary stent systems. SciMed is seeking in-junctive relief and monetary damages; and

 . On January 13, 1999, SciMed filed suit against the Company, ACS and GSC in the Northern District of California alleging that ACS's RX MULTI-LINK, RX MULTI-LINK HP, and MULTI-LINK RX DUET coronary stent systems infringe certain SciMed patents. In the lawsuit, SciMed is seeking injunctive relief and mone-tary damages.

The Company currently has a number of disputes with Medtronic, including the following:

 . On October 10, 1995, ACS filed suit against Medtronic alleging that the
  Medtronic Falcon coronary dilatation catheter infringes certain patents of ACS. On March 12, 1996, ACS filed another suit against Medtronic alleging that the Medtronic Falcon coronary dilatation catheter infringes another pa-tent of ACS. Both of these lawsuits were filed in the Northern District of California. In the lawsuits, ACS is seeking injunctive relief and monetary damages; and

 . On November 6, 1997, Medtronic filed suit against ACS in the United States
  District Court for Minnesota alleging that the ACS MULTI-LINK coronary stent infringes a patent owned by Medtronic. In the lawsuit, Medtronic is seeking injunctive relief and monetary damages.

The Company currently has a number of disputes with J&J and its subsidiary, Cordis Corporation ("Cordis"), including the following:

 . On August 26, 1997, J&J and Expandable Grafts Partnership ("EGP") filed suit against the Company's subsidiary Guidant Canada Corporation in the Federal Court of Canada alleging that the sale of the ACS MULTI-LINK coronary stent in Canada infringes a patent licensed to J&J by EGP. In the lawsuit, J&J and EGP seek injunctive relief and monetary damages;

 . On October 3, 1997, Cordis filed suit against the Company and ACS, in the
  District Court for the District of Delaware alleging that the sale of the ACS MULTI-LINK coronary stent by ACS infringes certain patents licensed to Cordis. In addition, on October 8, 1997, Cordis filed a motion for a prelimi-nary injunction in this lawsuit seeking to prevent ACS from selling the ACS MULTI-LINK coronary stent other than in certain limited circumstances and subject to certain conditions. On October 22, 1997, the complaint was amended to include BSC and AVE as co-defendants. The complaint was re-filed on Febru-ary 6, 1998 to include EGP as a plaintiff. A hearing on the motion for a pre-liminary injunction was held in February 1998 and in July 1998, Cordis' mo-tion for a preliminary injunction was denied by the court. On October 27, 1998, one of the patents asserted against the Company and ACS emerged from a re-examination filed by Cordis. In the lawsuit, Cordis is seeking injunctive relief and monetary damages;

 . On December 2, 1997, Cordis filed suit against Guidant and ACS in the United
  States District Court for the District of Delaware alleging that the ACS RX ROCKET coronary dilatation catheter infringes patents owned by Cordis. Cordis has also filed a motion for a preliminary injunction, which was heard by the court on April 9, 1998. A decision has not yet been rendered. In the lawsuit, Cordis is seeking injunctive relief, monetary damages and attorney fees. A separate lawsuit was also filed against the Company in December 1997 in The Netherlands alleging infringement of the European equivalents of these pat-ents. In this separate lawsuit, Cordis is seeking injunctive relief and mone-tary damages; and

 . On June 4, 1998, Cordis filed suit against the Company and ACS in the United
  States District Court for the Eastern District of Virginia alleging that the ACS MULTI-LINK coronary stent infringes two patents owned by Cordis. The Company's motion to transfer the case to the Northern District of California was granted on August 7, 1998. Cordis is seeking injunctive relief and mone-tary damages.

The Company currently has a number of disputes with General Surgical Innova-tions, Inc. ("GSI"), including the following:

 . On May 28, 1996, Origin Medsystems, Inc. ("Origin"), a wholly-owned subsidi-ary of the Company, filed suit against GSI in the Northern District of Cali-fornia alleging that GSI's Spacemaker balloon products infringe a patent of Origin. In the lawsuit, Origin is seeking injunctive relief and monetary dam-ages. On April 20, 1998 GSI's motion that the Origin patent was obtained by inequitable conduct was granted. On November 2, 1998 the Court awarded GSI its attorney fees in the amount of $990,000 plus interest. Origin has ap-pealed both decisions;

 . On June 4, 1996, GSI filed suit against Origin in the Northern District of
  California alleging that Origin's VASOVIEW Balloon Dissection System and Preperitoneal Distention Balloon Systems infringe a patent owned by GSI. GSI's motion for summary judgment of infringement was granted on October 29, 1998, and a trial is currently underway on the validity of the GSI patent. GSI is seeking injunctive relief and monetary damages; and

 . On September 24, 1997, GSI filed suit against Origin in the Northern District of California alleging that Origin's VASOVIEW Balloon Dissection System in-fringes a patent owned by GSI. GSI is seeking injunctive relief and unspeci-fied monetary damages.

The Company currently has a number of disputes with Arterial Vascular Engineer-ing, Inc. ("AVE"), including the following:

 . On December 24, 1997, ACS filed suit against AVE in the United States Dis-trict Court for the Northern District of California alleging infringement of three patents of ACS by certain AVE stents. This case was subsequently trans-ferred to the District Court of Delaware. On April 10, 1998 ACS filed suit against AVE alleging infringement of an additional ACS patent by certain AVE stents. This lawsuit is also located in the District Court of Delaware. In the lawsuit, ACS is seeking injunctive relief and monetary damages; and

 . On February 18, 1998, AVE filed suit against ACS in the District Court of
  Delaware alleging that the sale of the ACS MULTI-LINK Coronary Stent in-fringes certain patents licensed to AVE. The lawsuit also alleges misappro-priation of trade secrets and breach of a confidentiality agreement by ACS. In the lawsuit, AVE is seeking injunctive relief, monetary damages, and to invalidate certain ACS stent patents.

The Company currently has a number of disputes with St. Jude Medical, Inc. ("St. Jude"), including the following:

 . On May 3, 1996, Pacesetter, Inc. ("Pacesetter"), a subsidiary of St. Jude, filed a lawsuit against Cardiac Pacemaker, Inc. ("CPI"), a wholly-owned sub-sidiary of the Company, which is currently pending in the United States Dis-trict Court for Minnesota. The complaint, as subsequently amended, alleges infringement of certain Pacesetter patents by certain CPI pacemaker models and programmers for pacemakers and defibrillators. The lawsuit seeks injunc-tive relief, unspecified monetary damages, and an award of attorneys' fees. On December 16, 1998, following a trial on the merits, the jury returned a verdict finding no liability by CPI on two of the three patents asserted by Pacesetter, and infringement by software in certain CPI programmers for cer-tain pacemakers and defibrillators of the third patent. The jury awarded Pacesetter damages in the amount of $9.675 million, and the court is cur-rently considering Pacesetter's request for an injunction and CPI's request that Pacesetter's patent be declared unenforceable;

 . On December 24, 1996, certain entities affiliated with Telectronics Holdings
  Ltd. ("Telectronics Parties") and Pacesetter filed suit against the Company, CPI, GSC and Lilly in the United States District Court for the District of Minnesota alleging that the claims made in the State Court Case (as defined below) are subject to an arbitration provision in the license agreement en-tered into in 1994 among CPI, Lilly and the Telectronics Parties ("Telectronics Agreement"). In the lawsuit, the Telectronics Parties and Pacesetter are seeking declaratory and injunctive relief and an award of costs. In February 1997, the District Court ruled against the Telectronics Parties and Pacesetter and held that the dispute was not subject to the arbi-tration provision. The Telectronics Parties and Pacesetter appealed the Court's ruling, and on May 4, 1998, the United States Court of Appeals for the Eighth Circuit (the "Eighth Circuit") vacated and remanded a judgment previously entered by the United States District Court for the District of Minnesota. In vacating and remanding that decision, the Eighth Circuit held that an arbitrator (rather than a court) should decide whether the disputes set forth in the State Court Case are subject to arbitration. On July 9, 1998, the Minnesota District Court entered an Order referring the matter to arbitration, subject to the qualification that "the arbitrator shall deter-mine what role, if any, Pacesetter should have in the arbitration proceed-ing." The Telectronics Parties and the Company have completed the procedures for selecting an arbitrator and have commenced the arbitration process;

 . On November 26, 1996, the Company and its subsidiaries, CPI and GSC, and
  Lilly filed suit (the "State Court Case") against St. Jude, Pacesetter, Ventritex, Inc. ("Ventritex") and the Telectronics Parties in the Marion su-perior Court, State of Indiana, alleging (among other things) that the Telectronics Agreement did not transfer to Pacesetter when Pacesetter purchased certain assets of the Telectronics Parties in 1996. The lawsuit seeks declaratory and injunctive relief to prevent and invalidate the pur-ported transfer of the Telectronics Agreement to Pacesetter. On June 12, 1998, the Company, CPI, GSC, and Lilly requested a voluntary stay of the State Court Case pending completion of the arbitration, which was granted on June 19, 1998; and

 . On November 26, 1996, CPI, GSC and Lilly filed suit against St. Jude,
  Pacesetter and Ventritex in the United States District Court for the South-ern District of Indiana alleging that upon consummation of the merger of Ventritex and Pacesetter, the continued manufacture, use or sale of certain Ventritex products would infringe certain patents of CPI and Lilly. The law-suit seeks declaratory and injunctive relief and monetary damages. On June 8, 1998, the United States District Court for the Southern District of Indi-ana entered an Order staying proceedings.

The Company currently has a number of lawsuits with Angeion Corporation, in-cluding:

 . On May 3, 1996, Angeion Corporation filed a lawsuit against CPI which is currently pending in the United States District Court for Minnesota. The complaint, as subsequently amended, alleges infringement of certain Angeion defibrillator patents by CPI's MINI I and MINI II defibrillator models. The lawsuit seeks injunctive relief, unspecified monetary damages, and an award of attorneys' fees.

 . On September 15, 1998, CPI filed suit against Angeion Corporation in the
  United States District Court of Minnesota. The complaint alleges infringe-ment of certain CPI defibrillator patents by Angeion's defibrillator prod-ucts. In the lawsuit, CPI is seeking injunctive relief and monetary damages.

On May 15, 1995, Intermedics, Inc., a division of Sulzer Medica, filed a law-suit against CPI which is currently pending in the United States District Court for Minnesota. The complaint alleges infringement of certain Intermedics patents by CPI's VENTAK MINI and PRx defibrillator models and certain VIGOR and EXCEL pacemaker models. (The EXCEL models are not currently manufactured or sold by CPI). Intermedics is seeking injunctive relief and monetary dam-ages. CPI has filed counterclaims alleging that certain of its patents are in-fringed by the Intermedics Res-Q defibrillator products and certain Intermedics pacemaker products. On February 1, 1999, the Company completed its acquisition of Intermedics, including its intellectual property, subject to certain conditions. Following completion of this acquisition, the above-iden-tified suits were terminated except for certain patents asserted against the Company's VIGOR pacemakers. A release for all past alleged infringement has been granted, and if there are any future claims, Intermedics has no ability to obtain increased damages, costs, or fees and CPI has an unqualified right to a sublicense to these patents. CPI was also released from any claims for attorney fees or for treble damages. As a result, both suits have been dis-missed.

In addition, the Company is currently involved in a number of other patent re-lated actions, including U.S. patent interferences, European and Japanese pa-tent oppositions and U.S. patent reexamination proceedings.

                            DESCRIPTION OF THE NOTES

The notes will be issued under an Indenture dated as of January 18, 1996 be-tween the Company and Citibank, N.A., as Trustee, as supplemented by a Supple-mental Indenture dated as of January 8, 1999. An Officers' Certificate sets forth the terms of the notes in accordance with the Indenture in an aggregate
principal amount of $   . Information about the Indenture and the general terms
and provisions of the notes is in the accompanying prospectus under "Descrip-tion of Senior Debt Securities." Capitalized terms not defined herein have the meanings assigned to them in the prospectus or the Indenture referred to there-in.

The defeasance and covenant defeasance provisions of the Indenture described under "Description of Senior Debt Securities--Discharge, Legal Defeasance and Covenant Defeasance" in the prospectus apply to the notes.

The notes will be issued in book-entry form, as a single note registered in the name of the nominee of The Depository Trust Company, which will act as Deposi-tary. Beneficial interests in book-entry notes will be shown on, and transfers of the notes will be made only through, records maintained by the Depositary and its participants. The provisions set forth under "Description of Senior Debt Securities--Book-Entry Senior Debt Securities" in the accompanying pro-
spectus will apply to the notes. The notes will mature on       .

Payment of Principal and Interest

The interest rate on the notes will be   % per annum. The Company will pay in-
terest in arrears on     and    , beginning    , 1999. Interest will accrue
from    , 1999 or from the most recent interest payment date to which the Com-
pany has paid or provided for the payment of interest to the next interest pay-ment date or the scheduled maturity date, as the case may be. The Company will pay interest computed on the basis of a 360-day year of twelve 30-day months.

The Company will pay interest on the notes in immediately available funds to the persons in whose names the notes are registered at the close of business on
the     or     preceding the respective interest payment date. At maturity, the
Company will pay the principal, together with final interest on the notes, in immediately available funds.

If an interest payment date or the maturity date is not a "Business Day," the Company will pay interest or principal, as the case may be, on the next suc-ceeding Business Day. The term "Business Day" means any day other than a Satur-day or Sunday or a day on which applicable law authorizes or requires banking institutions in the City of New York, New York to close.

Redemption

The notes will not be redeemable prior to maturity.

Events of Default

The following Event of Default will apply to the notes in addition to the other Events of Default described under "Description of Debt Securities--Events of Default":

  there shall have occurred with respect to any indebtedness or other obliga-tion for borrowed money of the Company or any of its Subsidiaries having an outstanding principal amount of $25,000,000 (or the equivalent thereof in other currencies) or more individually or in the aggregate, (i) a default or defaults where the holder or holders thereof have declared such indebt-edness to be due and payable prior to its stated maturity or (ii) a default or defaults in the payment of the principal of such indebtedness when the same became due and payable at its final maturity after the expiration of any grace period with respect thereto, and such acceleration has not been rescinded or annulled or such indebtedness has not been discharged in full within 15 days of such acceleration or such final maturity after the expi-ration of any grace period with respect thereto, as the case may be.

Same-Day Settlement and Payment

The notes will trade in the Depositary's same-day funds settlement system until maturity or until the Company issues the notes in definitive form. The Deposi-tary will therefore require secondary market trading activity in the notes to settle in immediately available funds. The Company can give no assurance as to the effect, if any, of settlement in immediately available funds on trading ac-tivity in the notes.

Governing Law

The notes will be governed by and construed in accordance with the laws of the State of New York.

                                  UNDERWRITING

The Company is selling the notes to the underwriters named below under an Un-
derwriting Agreement dated as of    , 1999. The underwriters, and the amount of
the notes each of them has severally agreed to purchase from the Company, are as follows:

                                                                   Principal
     Underwriters                                               Amount of notes
     ------------                                               ---------------
     J.P. Morgan Securities Inc................................         $
     BT Alex. Brown Incorporated...............................
     Chase Securities Inc......................................
     Credit Suisse First Boston Corporation....................
                                                                ---------------
       Total...................................................         $
                                                                ===============

Under the terms and conditions of the Underwriting Agreement, if the underwrit-ers take any of the notes, then they are obligated to take and pay for all of the notes.

The notes are a new issue of securities with no established trading market. The Company does not intend to apply for listing of the notes on any national secu-rities exchange. The underwriters have advised the Company that they intend to make a market for the notes, but they have no obligation to do so. They also may discontinue market making at any time without providing any notice. The Company cannot give any assurance as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer part of the notes directly to the public at the public offering price set forth on the cover page and part to
certain dealers at a price that represents a concession not in excess   % of
the principal amount of the notes. Any underwriter may allow, and any such
dealer may reallow, a concession not in excess of   % of the principal amount
of the notes to certain other dealers. After the initial offering of the notes, the underwriters may, from time to time, vary the offering price and other selling terms.

The Company has agreed to indemnify the underwriters against certain liabili-ties, including liabilities under the Securities Act of 1933, as amended, or to contribute payments which the underwriters may be required to make in respect of such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes. Specifically, the underwriters may overallot in connection with the of-fering of the notes, creating a short position in the notes for their own ac-count. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the notes in the offering, if the underwriters repurchase previ-ously distributed notes in transactions to cover short positions, in stabiliza-tion transactions or otherwise. Any of these activities may stabilize or main-tain the market prices of the notes above independent market levels. The under-writers are not required to engage in any of these activities and may end any of these activities at any time.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Company and its affili-ates.

                             VALIDITY OF THE NOTES

Dewey Ballantine LLP, New York, New York, will pass upon the legality of the notes for the Company. Davis Polk & Wardwell, New York, New York, will pass upon the legality of the notes for the underwriters. Dewey Ballantine LLP and Davis Polk & Wardwell will rely on the opinion of Baker & Daniels, Indianapo-lis, Indiana, with respect to all matters of Indiana law. J.B. King, Vice Pres-ident, General Counsel and a Director of the Company, also currently acts as counsel to Baker & Daniels.

PROSPECTUS

                                  $500,000,000

                              GUIDANT CORPORATION

                             SENIOR DEBT SECURITIES

                               ----------------

  WE WILL PROVIDE THE SPECIFIC TERMS OF EACH SERIES OF SENIOR DEBT SECURITIES WE ISSUE IN SUPPLEMENTS TO THIS PROSPECTUS. YOU SHOULD READ THIS PROSPECTUS AND THE SUPPLEMENTS CAREFULLY BEFORE YOU INVEST.

  WE MAY OFFER THE SECURITIES DIRECTLY OR THROUGH UNDERWRITERS, AGENTS OR DEALERS. THE SUPPLEMENT WILL DESIGNATE THE TERMS OF THAT PLAN OF DISTRIBUTION. "PLAN OF DISTRIBUTION" BELOW ALSO PROVIDES MORE INFORMATION ON THIS TOPIC.

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  OUR PRINCIPAL EXECUTIVE OFFICES ARE LOCATED AT 111 MONUMENT CIRCLE, 29TH FLOOR, INDIANAPOLIS, INDIANA 46204-5129, AND OUR TELEPHONE NUMBER IS (317) 971-2000.

  OUR SHARES OF COMMON STOCK ARE LISTED ON BOTH THE NEW YORK STOCK EXCHANGE UNDER THE TRADING SYMBOL "GDT" AND ON THE PACIFIC EXCHANGE UNDER THE TRADING SYMBOL "GDT".

                The date of this Prospectus is December 3, 1998

  NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON A HAVING BEEN AUTHORIZED BY THE COMPANY (AS DEFINED HEREIN) OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SENIOR DEBT SECURITIES (AS DEFINED HEREIN) TO ANY PERSON IN MY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREBY OR THEREBY SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION CONTAINED OR INCORPORATED HEREIN OR THEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                             AVAILABLE INFORMATION

  Guidant Corporation (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission are available over the Internet at the Company's web site at http://www.guidant.com and at the Commission's web site at http://www.sec.gov. Such filings can also be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or its regional offices located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and at Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may call the Commission at 1-800-SEC-0330 for further information on the public reference rooms and the prescribed rates. In addition, such reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Pacific Exchange, Inc., 301 Pine Street,
San Francisco, California 94101.

  The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Offered Securities, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be obtained from the principal office of the Commission in Washington, D.C., upon the payment of fees prescribed by the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended
March 31, 1998, June 30, 1998 and September 30, 1998; (iii) the Company's Current Report on Form 8-K dated September 15, 1998; and (iv) the description of the Company's common stock included in the Company's registration statement on Form 8-A, as amended on October 6, 1994.

  All reports and other documents filed by the Company pursuant to Section 13
(a), 13 (c), 14 or 15 (d) of the Exchange Act after the date of this Prospectus and before the termination of the offering made hereby will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Each person, including any beneficial owner, to whom a Prospectus is delivered, may request a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this Prospectus) at no cost by writing or calling the Company at the following address and telephone number:
Guidant Corporation, P.O. Box 44906, Indianapolis, Indiana 46244, (317) 971-2000, Attention: Investor Relations.

                                  THE COMPANY

  The Company, an Indiana corporation, is a global company that designs, develops, manufactures, and markets a broad range of innovative, high-quality therapeutic devices for use in: (i) cardiac rhythm management (CRM), (ii) vascular intervention (VI), and (iii) cardiac and vascular surgery (CVS). The Company is a worldwide leader in automatic implantable cardioverter defibrillator (AICD) systems. The Company also designs, manufactures, and markets a full line of implantable pacemaker systems used in the treatment of slow or irregular arrhythmias. The Company is also a worldwide leader in minimally invasive procedures used for opening blocked coronary arteries. In addition, the Company develops, manufactures, and markets products for use in minimally invasive cardiac and vascular surgeries.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The following table sets forth the Company's ratio of earnings to fixed charges for the periods indicated:

                                          NINE MONTHS
                                             ENDED
                                         SEPTEMBER 30, YEAR ENDED DECEMBER 31,
                                          1998   1997  1997 1996 1995 1994 1993
                                         ------ ------ ---- ---- ---- ---- ----
Ratio of Earnings to Fixed Charges......   28.4   11.2 13.2 8.7  5.5  8.0  17.8

  These computations include the Company and our subsidiaries, and companies in which we own 50% or less equity. For these ratios, "earnings" is determined by adding the "total fixed charges" (excluding interest capitalized), income taxes, minority common stockholders equity in net income and amortization of interest capitalized to income from continuing operations excluding special charges. For this purpose, "total fixed charges" consists of (1) interest on all indebtedness and amortization of debt discount and expense, and (2) an interest factor attributable to rentals.

                                USE OF PROCEEDS

  Unless otherwise indicated in the Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Offered Securities will be added to the Company's general funds and will be used for general corporate purposes, including capital expenditures, to finance possible acquisitions and to repay, redeem or repurchase its outstanding indebtedness.

                           FORWARD-LOOKING STATEMENTS

  Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions investors that any forward-looking statements or projections made by the Company, including those made in this document or incorporated by reference, are subject to risks and uncertainties which may cause actual results to differ materially from those projected. Economic, competitive, governmental, technological, and other factors which may affect the Company's operations are discussed in the Company's most recent reports on Forms 10-Q and 10-K filed with the Securities and Exchange Commission.

                   DESCRIPTION OF THE SENIOR DEBT SECURITIES

  The Company may offer and issue from time to time in one or more series its senior unsecured debt securities (the "Senior Debt Securities"). The Senior Debt Securities are to be issued under an indenture to be dated as of a date prior to the first issuance of Senior Debt Securities, as supplemented from time to time (the "Senior Indenture"), between the Company and Citibank, N.A., as Trustee (the "Trustee"). The form of the Senior Indenture as well as the Form of Supplemental Indenture thereto are filed as exhibits to the Registration Statement. The Senior Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Senior Debt Securities and the Senior Indenture are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Senior Indenture, including the definitions of certain terms therein and in the TIA. Certain capitalized terms used below but not defined herein have the meanings ascribed to them in the Senior Indenture.

  The particular terms of the Senior Debt Securities in respect of which this Prospectus is being delivered (the "Offered Securities"), any modifications of or additions to the general terms of the Senior Debt Securities as described herein that may be applicable and any applicable federal income tax considerations will be described in an accompanying supplement to this Prospectus (each, a "Prospectus Supplement") relating to the Offered Securities. Accordingly, for a description of the terms of the Offered Securities, reference must be made both to the Prospectus Supplement relating thereto and the description of Senior Debt Securities set forth in this Prospectus.

GENERAL

  The Senior Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Debt Securities will rank senior to all indebtedness of the Company that by its terms is subordinated in right of payment. The Senior Debt Securities may be issued in one or more series.

  The Senior Indenture provides that the aggregate principal amount of Senior Debt Securities that may be issued thereunder is unlimited. The terms of each series of Senior Debt Securities will be established pursuant to a resolution of the Board of Directors of the Company and set forth or determined in the manner provided in an Officer's Certificate or by a supplemental indenture.

  The Company conducts certain of its operations through its Subsidiaries, and therefore the Company is dependent on the cash flow of its Subsidiaries to meet its debt obligations, including its obligations under the Senior Debt Securities. In addition, the rights of the Company and its creditors, including the Holders of the Senior Debt Securities, to participate in the assets of any Subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the Subsidiary's creditors except to the extent that the Company may itself be a creditor with recognized claims against the Subsidiary.

  The accompanying Prospectus Supplement will set forth the terms of the Offered Securities, which may include the following:

  (1)  The title of the Offered Securities.

  (2) The limit, if any, upon the aggregate principal amount of the Offered Securities.

  (3) The date or dates on which or periods during which the Offered Securities may be issued, and the date or dates, or the method by which such date or dates will be determined, on which the principal of (and premium, if any, on) the Offered Securities are, or may be payable.

  (4) The rate or rates at which the Offered Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest, if any, shall accrue or the method by which such date or dates shall be determined, the interest payment dates on which such interest will be payable and, if the Offered Securities are Registered Securities, the regular record dates, if any, for the interest payable on such interest payment dates, and, if the Offered Securities are floating rate securities, the notice, if any, to Holders regarding the determination of interest and the manner of giving such notice and any conditions or contingencies as to the payment of interest in cash or otherwise, if any.

  (5) The place or places where the principal of (and premium, if any) and interest on the Offered Securities shall be payable.

  (6) The obligation, if any, of the Company to redeem, repay, purchase or offer to purchase the Offered Securities pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option, of the Holder thereof and the period or periods within which, or the dates on which, the prices at which and the terms and conditions upon which the Offered Securities shall be redeemed, repaid, purchased or offered to be purchased, in whole or in part, pursuant to such obligation.

  (7) The right, if any, of the Company to redeem the Offered Securities at its option and the period or periods within which, or the date or dates on which, the price or prices at which, and the terms and conditions upon which Offered Securities may be redeemed, if any, in whole or in part, at the option of the Company or otherwise.

  (8) If other than denominations of $1,000 and any integral multiple thereof, the denominations in which any Registered Securities of the series shall be issuable, and if other than the denomination of $5,000, the denomination or denominations in which any Bearer Securities of the series shall be issuable.

  (9) Whether the Offered Securities are to be issued as original issue discount securities ("Discount Securities") and the amount of discount at which such Offered Securities may be issued and, if other than the principal amount thereof, the portion of the principal amount of Offered Securities which shall be payable upon declaration of acceleration of the Maturity thereof upon an Event of Default.

  (10) Provisions, if any, for the defeasance of the Offered Securities or for the discharge of certain of the Company's obligations with respect to the Offered Securities.

  (11) Whether the Offered Securities are to be issued as Registered Securities or Bearer Securities or both, and, if Bearer Securities are issued, whether any interest coupons appertaining thereto ("Coupons") will be attached thereto, whether such Bearer Securities may be exchanged for Registered Securities and the circumstances under which, and the place or places at which, any such exchanges, if permitted, may be made.

  (12) Whether provisions for payment of additional amounts or tax redemptions shall apply and, if such provisions shall apply, such provisions; and, if any of the Offered Securities are to be issued as Bearer Securities, the applicable procedures and certificates relating to the exchange of temporary Global Securities for definitive Bearer Securities.

  (13) If other than U.S. dollars, the currency, currencies or currency units (the term "currency" as used herein will include currency units) in which the Offered Securities shall be denominated or in which payment of the principal of (and premium, if any) and interest on the Offered Securities may be made, and particular provisions applicable thereto and, if applicable, the amount of Offered Securities which entities the Holder or its proxy to one vote for purposes of the Senior Indenture.

  (14) If the principal of (and premium, if any) or interest on the Offered Securities are to be payable, at the election of the Company or a Holder thereof, in a currency other than that in which the Offered Securities are denominated or payable without such election, in addition to or in lieu of the applicable provisions of the Senior Indenture, the period or periods within which and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate or rates between the currency or currencies in which the Offered Securities are denominated or payable without such election and the currency or currencies in which the Offered Securities are to be paid if such election is made.

  (15) The date as of which any Offered Securities shall be dated.

  (16) If the amount of payments of principal of (and premium, if any) or interest on the Offered Securities may be determined with reference to an index, including, but not limited to, an index based on a currency or currencies other than that in which the Offered Securities are denominated or payable, or any other type of index, the manner in which such amounts shall be determined.

  (17) If the Offered Securities are denominated or payable in a foreign currency, any other terms concerning the payment of principal of (and premium, if any) or any interest on the Offered Securities (including the currency or currencies of payment thereof); and whether the judgment currency provisions of the Senior Indenture are established as terms of the Offered Securities.

  (18) The designation of the original currency determination agent, if any.

  (19) The applicable overdue interest rate, if any.

  (20) If the Offered Securities do not bear interest, applicable dates for determining record holders of Offered Securities.

  (21) Any deletions from, modifications of or additions to any Events of Default or covenants provided for in the Senior Indenture with respect to the Offered Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the Senior Indenture.

  (22) If any of the Offered Securities are to be issued as Bearer Securities, (x) whether interest in respect of any portion of a temporary Offered Security in global form (representing all of the Outstanding Bearer Securities of the series) payable in respect of any interest payment date prior to the exchange of such temporary Offered Security for definitive Offered Securities shall be paid to any clearing organization with respect to the portion of such temporary Offered Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the persons entitled to interest payable on such interest payment date, (y) the terms upon which interests in such temporary Offered Security in global form may be exchanged for interests in a permanent Global Security or for definitive Offered Securities and the terms upon which interests in a permanent Global Security, if any, may be exchanged for definitive Offered Securities and (z) the cities in which the Authorized Newspapers designated for the purposes of giving notices to Holders are published.

  (23) Whether the Offered Securities shall be issued in whole or in part in the form of one or more Global Securities and, in such case, the depositary or any common depositary for such Global Securities; and if the Offered Securities are issuable only as Registered Securities, the manner in which and the circumstances under which Global Securities representing Offered Securities may be exchanged for Registered Securities in definitive form.

  (24) The designation, if any, of any depositaries, trustees (other than the Trustee), paying agents, authenticating agents, security registrars (other than the Trustee) or other agents with respect to the Offered Securities.

  (25) If the Offered Securities are to be issuable in definitive form only upon receipt of certain certificates or other documents or upon satisfaction of certain conditions, the form and terms of such certificates, documents or conditions.

  (26) If any of the Offered Securities are to be issued as Registered Securities, the person to whom any interest on any Registered Security shall be payable, if other than the person in whose name that Registered Security is registered at the close of business on the Regular Record Date for such interest, and if any of the Offered Securities are to be issued as Bearer Securities, the manner in which, or the person to whom, any interest on any Bearer Security shall be payable, if otherwise than upon the presentation and surrender of the Coupons, if any, appertaining thereto as they severally mature, the extent to which, or the manner in which, any interest payable on an Offered Security in temporary global form on an interest payment date will be paid and the extent to which, or the manner in which, any interest payable on an Offered Security in permanent global form on an interest payment date will be paid.

  (27) The provisions, if any, granting special rights to the Holders of Offered Securities upon the occurrence of such events as may be specified.

  (28) Any other terms or conditions relating to the Offered Securities not specified in the Senior Indenture (which other terms shall not be inconsistent with the requirements of the TIA and the provisions of the Senior Indenture).

  (29) The terms of any right to convert or exchange Senior Debt Securities of the series, either at the option of the Holder thereof or the Company, into or for shares of Common Stock of the Company or other securities or property, including without limitation the period or periods within which and the price or prices (including adjustments thereto) at which any Senior Debt Securities of the series shall be converted or exchanged, in whole or in part.

  In the event that Discount Securities are issued, the federal income tax consequences and other special considerations applicable to such Discount Securities will be described in the Prospectus Supplement relating thereto.

  The general provisions of the Senior Indenture do not contain any provisions that would afford holders of Senior Debt Securities protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company or its Subsidiaries that may adversely affect holders of the Senior Debt Securities or, except as described in "Certain Covenants of Senior Debt Securities," that would limit the ability of the Company or its Subsidiaries to incur indebtedness. Reference is made to the Prospectus Supplement relating to the Offered Securities for information with respect to any deletions from, modifications of or additions to, if any, the Events of Default or covenants of the Company described below that are applicable to the Offered Securities.

  All of the Senior Debt Securities of a series need not be issued at the same time, and may vary as to interest rate, maturity and other provisions and unless otherwise provided, a series may be reopened for issuance of additional Senior Debt Securities of such series.

  If applicable, the Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations in connection with any repurchase of the Senior Debt Securities of a series at the option of the Holder.

DENOMINATIONS, REGISTRATION AND TRANSFER

  Unless specified in the Prospectus Supplement, with respect to any series of Senior Debt Securities, any Registered Securities of a series, other than Registered Securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof and any Bearer Securities of a series, other than Bearer Securities issued in global form (which may be of any denomination), shall be issuable in denominations of $5,000. Unless specified in the Prospectus Supplement, the Senior Debt Securities of any series shall be payable in U.S. dollars. The Senior Indenture also provides that Senior Debt Securities of a series may be issuable in global form. See " -- Book Entry Senior Debt Securities." Unless otherwise indicated in the Prospectus Supplement, Bearer Securities (other than in global form) will have Coupons attached.

  Registered Securities of any series will be exchangeable for other Registered Securities of the same series of like aggregate principal amount and of like Stated Maturity and with like terms and conditions. If so specified in the Prospectus Supplement, at the option of the Holder thereof, to the extent permitted by law, any Bearer Security of any series may be exchanged for a Registered Security of such series of like aggregate principal amount and of a like Stated Maturity and with like terms and conditions, upon surrender of such Bearer Security at the corporate trust office of the Trustee or at any other office or agency of the Company designated for the purpose of making any such exchanges. Subject to certain exceptions, any Bearer Security issued with Coupons surrendered for exchange must be surrendered with all unmatured Coupons and any matured Coupons in default attached thereto.

  Notwithstanding the foregoing, the exchange of Bearer Securities for Registered Securities will be subject to the provisions of United States income tax laws and regulations applicable to Senior Debt Securities in effect at the time of such exchange.

  Except as otherwise specified in the Prospectus Supplement, in no event may Registered Securities, including Registered Securities received in exchange for Bearer Securities, be exchanged for Bearer Securities.

  Upon surrender for registration of transfer of any Registered Security of any series at the office or agency of the Company maintained for such purpose, the Company shall deliver, in the name of the designated transferred, one or more new Registered Securities of the same series of like aggregate principal amount of such denominations as are authorized for Registered Securities of such series and of a like Stated Maturity and with like terms and conditions. No service charge will be made for any registration of transfer or exchange of Senior Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  The Company shall not be required (i) to register the transfer of or exchange Senior Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the transmission of a notice of redemption of Senior Debt Securities of such series selected for redemption and ending at the close of business on the day of such transmission, or (ii) to register the transfer of or exchange any Senior Debt Security so selected for redemption in whole or in part, except the unredeemed portion of any Senior Debt Security being redeemed in part.

CONVERSION OR EXCHANGE RIGHTS

  The terms on which Senior Debt Securities of any series are convertible into or exchangeable for Common Stock or other securities of the Company will be set forth in the Prospectus Supplement relating thereto. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the Holder or at the option of the Company, and may include provisions pursuant to which the number of shares of Common Stock or other securities of the Company to be received by the Holders of Senior Debt Securities would be subject to adjustment.

CERTAIN COVENANTS OF SENIOR DEBT SECURITIES

  The Senior Indenture contains, among other things, the following covenants:

  Limitation on Liens. The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Debt secured by a Lien on any Principal Property, any shares of Capital Stock of any Restricted Subsidiary or any Debt of any Restricted Subsidiary without making effective provision for all outstanding Senior Debt Securities and all other amounts due under the Senior Indenture to be directly secured equally and ratably with (or, if such Debt so secured is subordinate in right of payment to the Senior Debt Securities, prior to) the obligation or liability secured by such Lien; provided that the foregoing restriction shall not apply to:

    (i) any Lien upon any Principal Property acquired, constructed or improved after the date of the Senior Indenture; provided that (x) such Lien is created solely for the purpose of securing Debt incurred to finance the cost (including the cost of construction or improvement) of the item of property subject thereto and such Lien is created at the time of or within 270 days after the later of the acquisition, the completion of construction or the commencement of full operation of such property, (y) the principal amount of the Debt secured by such Lien does not exceed 100% of such cost and (z) any such Lien shall not extend to or cover any property other than such item of property and any improvements on such item;

    (ii) Liens securing Debt of a Person existing at the time such Person becomes or is merged into a Restricted Subsidiary and not incurred in connection with, or in contemplation of, such Person becoming or being merged into a Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets other than those securing such Debt prior to such Person becoming or being merged into a Restricted Subsidiary;

    (iii) Liens on property existing at the time of acquisition thereof, whether or not assumed by the Company or a Restricted Subsidiary;

    (iv) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Restricted Subsidiary to secure Debt owing to the Company or such Restricted Subsidiary;

    (v)    Liens existing on the date of the Senior Indenture;

    (vi) any Lien in favor of the United States or any state or territory thereof or any other country, or any agency, instrumentality or political subdivision of any of the foregoing, to secure partial, progress, advance or other payments or performance pursuant to the provisions of any contract or statute, or any Liens securing pollution control, industrial revenue, or similar revenue bonds;

    (vii) Liens securing Debt incurred in connection with taxes not yet due or which are being contested in good faith by appropriate proceedings;

    (viii) Liens incurred or created in the ordinary course of business not arising in connection with Debt that does not in the aggregate materially impair the use or value of the properties or assets of the Company and its Subsidiaries taken as a whole;

    (ix) Liens arising out of any legal proceeding or final judgement which is being contested in good faith, provided enforcement of any such Lien has been stayed;

    (x) any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (i) through (ix), inclusive; provided that (a) the principal amount of the Debt secured by such Lien shall not exceed the principal amount of Debt secured outstanding immediately prior to such extension, renewal, substitution or replacement and (b) such extension, renewal, substitution or replacement Lien shall be limited to all or part of the same property that secured the Lien so extended, renewed, substituted or replaced; and

    (xi) any Lien not permitted by the foregoing clauses (i) through (x) inclusive; provided that after giving effect thereto, the sum of, without duplication, (i) the aggregate outstanding principal amount of Debt secured by such Liens otherwise prohibited by the Senior Indenture and (ii) the aggregate amount of all Attributable Debt with respect to outstanding Sale and Leaseback Transactions otherwise prohibited by the Senior Indenture does not exceed 15% of Consolidated Net Tangible Assets.

  Limitation on Sale and Leaseback Transactions. The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction on any Principal Property unless (i) the Company or such Restricted Subsidiary could incur a Lien on such Principal Property securing Debt in an amount equal to the Attributable Debt with respect to the Sale and Leaseback Transaction under the covenant described in "-- Limitation on Liens" above without equally and ratably securing the Senior Debt Securities,

(ii) such Sale and Leaseback Transactions are between or among the Company and any of its Restricted Subsidiaries or between or among Restricted Subsidiaries,
(iii) the lease is for a period not exceeding three years and the Company or the Restricted Subsidiary that is a party to such lease intends that its use of such Principal Property will be discontinued on or before the expiration of such period or (iv) the Company applies, or causes the Restricted Subsidiary to apply, an amount equal to the fair value (as determined by the Board of Directors), of the Principal Property sold pursuant to such Sale and Leaseback Transaction to (A) the retirement, within 180 days after the effective date of any such Sale and Leaseback Transaction, of Funded Debt of the Company or of the Restricted Subsidiary, or (B) the purchase of other property that will constitute Principal Property.

  Limitation on Funded Debt of Restricted Subsidiaries. The Company will not permit any Restricted Subsidiary to (a) create, incur, assume or suffer to exist any Funded Debt other than (i) Funded Debt secured by a Lien on Principal Property which is permitted under the provision described in "-- Limitations on Liens" above, (ii) Funded Debt owed to the Company or any Restricted Subsidiary, (iii) Funded Debt of a corporation which is merged with or into the Company or a Restricted Subsidiary; provided such Funded Debt was not incurred in connection with, or in contemplation of such corporation being merged, (iv) Funded Debt in existence on the date of the Senior Indenture, (v) Funded Debt created in connection with the issuance of tax exempt governmental obligations supported by payments to be made by the Company or a Restricted Subsidiary or
(vi) renewals, extensions or replacements of the foregoing; or (b) guarantee, directly or indirectly through any arrangement that is substantially the equivalent of a guarantee, the payment of any Funded Debt except for (i) guarantees existing on the date of the Senior Indenture, (ii) guarantees which, on the date of the Senior Indenture, a Restricted Subsidiary is obligated to give, (iii) guarantees of Funded Debt secured by a mortgage, pledge or lien which is permitted to such Restricted Subsidiary under the provisions described in "-- Limitation on Liens" above, (iv) renewals, extensions or replacements of the foregoing or (v) guarantees of Funded Debt permitted under clause (a) of this paragraph. Notwithstanding the foregoing, any Restricted Subsidiary may create, incur, assume or guarantee Funded Debt in addition to that permitted in this paragraph, and renew, extend, substitute or replace such Funded Debt; provided that at the time of such creation, incurrence, assumption, guarantee, renewal, extension, substitution or replacement, and after giving effect thereto, the aggregate amount of all such Funded Debt of such Restricted Subsidiaries and all such Funded Debt directly or indirectly guaranteed by such Restricted Subsidiaries does not exceed the greater of (i) $20,000,000 or (ii) 15% of Consolidated Net Worth.

EVENTS OF DEFAULT

  The Senior Indenture provides that upon the happening of any Event of Default (as defined in the Senior Indenture) with respect to any series of Senior Debt Securities specified therein (unless it is inapplicable to such series of Senior Debt Securities or it is specifically deleted in a supplemental indenture or Board Resolution under which such series of Senior Debt Securities is issued or has been modified in any such supplemental indenture), including
(i) failure to pay interest when due on the Senior Debt Securities or any payment with respect to the Coupons, if any, of such series outstanding thereunder, continued for 30 days; (ii) failure to pay principal or premium, if any, when due (whether at maturity, declaration or otherwise) on the Senior Debt Securities of such series outstanding thereunder, (iii) failure to observe or perform any covenant of the Company in the Senior Indenture or the Senior Debt Securities of such series (other than a covenant included in the Senior Indenture or the Senior Debt Securities solely for the benefit of a series of Senior Debt Securities other than such series), continued for 60 days after written notice from the Trustee or the Holders of 25% or more in aggregate principal amount, of Senior Debt Securities of such series outstanding thereunder; (iv) certain events of bankruptcy, insolvency or reorganization; and (v) any other Event of Default as may be specified for such series, the Trustee or the Holders of 25% or more in aggregate principal amount of Senior Debt Securities of such series outstanding thereunder may declare the principal amount of all Senior Debt Securities of such series to be due and payable immediately, but if all defaults with respect to the Senior Debt Securities of such series (other than non-payment of accelerated principal) are cured and there has been no sale of property under any judgment or decree for the payment of moneys due which shall have been obtained or entered, the Holders of a majority in aggregate principal amount of the Senior Debt Securities of such series outstanding thereunder may waive the default and rescind the declaration and its consequences.

MERGER OR CONSOLIDATION

  The Senior Indenture provides that the Company may not consolidate with or merge into any other corporation or sell or convey its properties and assets substantially as an entirety to any person, unless (1) the corporation formed by such consolidation or into which the Company is merged or the person which acquires, by sale or conveyance, the properties and assets of the Company substantially as an entirety (the "successor corporation") is a corporation organized and existing under the laws of the United States or any state or the District of Columbia and expressly assumes by a supplemental indenture the due and punctual payment of the principal of (and premium, if any) and interest on all the Outstanding Senior Debt Securities and Coupons, if any, issued under the Senior Indenture and the performance of every covenant in the Senior Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transaction, no Event of Default under the Senior Indenture, and no event which, after notice or lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (3) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale or conveyance and such supplemental indenture comply with the Senior Indenture provisions and that all conditions precedent therein provided for relating to such transaction have been complied with.

MODIFICATION OR WAIVER

  Without prior notice to or consent of any Holders, the Company and the Trustee, at any time and from time to time, may modify the Senior Indenture for any of the following purposes: (1) to evidence the succession of another corporation or other entity to the rights of the Company and the assumption by such successor of the covenants and obligations of the Company in the Senior Indenture and in the Senior Debt Securities and Coupons, if any, issued thereunder, (2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Senior Debt Securities and the Coupons, if any, appertaining thereto (and if such covenants are to be for the benefit of less than all series, stating that such covenants are expressly being included solely for the benefit of such series), or to surrender any right or power conferred in the Senior Indenture upon the Company; (3) to add any additional Events of Default (and if such Events of Default are to be applicable to less than all series, stating that such Events of Default are expressly being included solely to be applicable to such series); (4) to add or change any of the provisions of the Senior Indenture to such extent as shall be necessary to permit or facilitate the issuance thereunder of Senior Debt Securities of any series in bearer form, registrable or not registrable, and with or without Coupons, to permit Bearer Securities to be issued in exchange for Registered Securities, to permit Bearer Securities to be issued in exchange for Bearer Securities of other authorized denominations or to permit the issuance of Senior Debt Securities of any series in uncertificated form; provided that any such action shall not adversely affect the interests of the Holders of Senior Debt Securities of any series or any related Coupons in any material respect;
(5) to change or eliminate any of the provisions of the Senior Indenture; provided that any such change or elimination will become effective only when there is no Outstanding Senior Debt Security issued thereunder or Coupon of any series created prior to such modification which is entitled to the benefit of such provision and as to which such modification would apply; (6) to secure the Senior Debt Securities issued thereunder or to provide that any of the Company's obligations under the Senior Debt Securities or the Senior Indenture shall be guaranteed; (7) to supplement any of the provisions of the Senior Indenture to such extent as is necessary to permit or facilitate the defeasance and discharge of any series of Senior Debt Securities; provided that any such action will not adversely affect the interests of the Holders of Senior Debt Securities of such series or any other series of Senior Debt Securities issued under the Senior Indenture or any related Coupons in any material respect;
(8) to establish the form or terms of Senior Debt Securities and Coupons, if any, as permitted by the Senior Indenture; (9) to evidence and provide for the acceptance of appointment thereunder by a successor Trustee with respect to one or more series of Senior Debt Securities and to add to or change any of the provisions of the Senior Indenture as is necessary to provide for or facilitate the administration of the trusts thereunder by more than one Trustee; (10) to cure any ambiguity, to correct or supplement any provision in the Senior Indenture which may be defective or inconsistent with any other provision therein, to eliminate any conflict between the terms of the Senior Indenture and the Senior Debt Securities issued thereunder and the TIA or to make any other provisions with respect to matters or questions arising under the Senior Indenture which will not be inconsistent with any provision of the Senior Indenture; provided such other provisions shall not adversely affect the interests of the Holders of Outstanding Senior Debt Securities or Coupons, if any, of any series created thereunder prior to such modification in any material respect; or (11) to change or modify any of the provisions of the Senior Indenture, provided that any such changes or modifications shall not adversely affect the interests of the Holders of Outstanding Senior Debt Securities or Coupons, if any, of any series created thereunder prior to such modification in any material respect.

  With the written consent of the Holders of not less than a majority in principal amount of the Outstanding Senior Debt Securities of each series affected by such modification voting separately, the Company and the Trustee may modify the Senior Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Senior Indenture or of modifying in any manner the rights of the Holders of Senior Debt Securities and Coupons, if any, under the Senior Indenture; provided, however, that no such modification may, without the consent of the Holder of each Outstanding Senior Debt Security of each such series affected thereby, (1) change the Stated Maturity of the principal of, or any installment of interest on, any Senior Debt Security, or reduce the principal amount thereof or the interest thereon or any premium payable upon redemption thereof, or change the Stated Maturity of or reduce the amount of any payment to be made with respect to any Coupon, or change the currency or currencies in which the principal of (and premium, if any) or interest on such Senior Debt Security is denominated or payable, or reduce the amount of the principal of a Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof, or adversely affect the right of repayment or repurchase, if any, at the option of the Holder, or reduce the amount of, or postpone the date fixed for, any payment under any sinking fund or analogous provisions for any Senior Debt Security, or impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or limit the obligation of the Company to maintain a paying agency outside the United States for payments on Bearer Securities; (2) reduce the percentage in principal amount of the Outstanding Senior Debt Securities of any series, the consent of whose Holders is required for any supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of the Senior Indenture or certain defaults or Events of Default thereunder and their consequences provided for in the Senior Indenture; (3) modify any of the provisions of the Senior Indenture which provide for waivers by the Holders of Senior Debt Securities of past defaults or waivers by the Holder of Senior Debt Securities of compliance by the Company with any covenants, except to increase any such percentage required to permit such waivers; or (4) modify any of the provisions of the Senior Indenture which provide that certain other provisions of the Senior Indenture cannot be modified without the consent of the Holder of each Outstanding Senior Debt Security of each series affected thereby, except to require that certain other provisions of the Senior Indenture cannot be modified without the consent of the Holder of each Outstanding Senior Debt Security of each series affected thereby.

  A modification which changes or eliminates any covenant or other provision of the Senior Indenture with respect to one or more particular series of Senior Debt Securities and Coupons, if any, or which modifies the rights of the Holders of Senior Debt Securities and Coupons of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the Senior Indenture of the Holders of Senior Debt Securities and Coupons, if any, of any other series.

  The Holders of not less than a majority in principal amount of the Outstanding Senior Debt Securities of any series may on behalf of the Holders of all the Senior Debt Securities of any such series waive, by notice to the Trustee and the Company, any past default or Event of Default under the Senior Indenture with respect to such series and its consequences, except a default
(1) in the payment of the principal of (or premium, if any) or interest on any Senior Debt Security of such series, or in the payment of any sinking fund installment or analogous obligation with respect to the Senior Debt Securities of such series, or (2) in respect of a covenant or provision hereof which pursuant to the second paragraph under "Modification and Waiver" cannot be modified or amended without the consent of the Holder of each Outstanding Senior Debt Security, of such series affected. Upon any such waiver, such default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, for every purpose of the Senior Debt Securities of such series under the Senior Indenture, but no such waiver will extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

  The Company may omit in any particular instance to comply with certain covenants in the Senior Indenture (including, if so specified in the Prospectus Supplement, any covenant not set forth in the Senior Indenture but specified in the Prospectus Supplement to be applicable to the Senior Debt Securities of any series issued thereunder, except as otherwise specified in the Prospectus Supplement, and including the covenants relating to the maintenance by the Company of its existence, rights and franchises, the limitation on liens, the limitation on sale and leaseback transactions and the limitation on funded debt of certain subsidiaries) if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Senior Debt Securities of such series either waive such compliance in such instance or generally waive compliance with such provisions, but no such waiver may extend to or affect any term, provision or condition except to the extent expressly so waived, and, until such waiver becomes effective, the obligations of the Company and the duties of the Trustee in respect of any such provision will remain in full force and effect.

DISCHARGE, LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Senior Indenture with respect to the Senior Debt Securities of any series may be discharged, subject to certain terms and conditions, when (1) either (A) all Senior Debt Securities and the Coupons, if any, of such series have been delivered to the Trustee for cancellation, or (B) all Senior Debt Securities and the Coupons, if any, of such series not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice by the Trustee and the Company, in the case of (i),
(ii) or (iii) of subclause B, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount in the currency in which such Senior Debt Securities for principal (and premium, if any) and interest to the date of such deposit (in the case of Senior Debt Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; provided however, in the event a petition for relief under the applicable federal or state bankruptcy, insolvency or other similar law is filed with respect to the Company within 91 days after the deposit and the Trustee is required to return the deposited money to the Company, the obligations of the Company under the Senior Indenture with respect to such Senior Debt Securities will not be deemed terminated or discharged; (2) the Company has paid or caused to be paid all other sums payable under the Senior Indenture by the Company; (3) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent therein provided relating to the satisfaction and discharge of the Senior Indenture with respect to such series have been complied with; and (4) the Company has delivered to the Trustee an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit and discharge will not cause the Holders of the Senior Debt Securities of such series to recognize income, gain or loss for federal income tax purposes.

  If provision is made for the defeasance of Senior Debt Securities of a series, and if the Senior Debt Securities of such series are Registered Securities and denominated and payable only in U.S. dollars, then the provisions of the Senior Indenture relating to defeasance shall be applicable except as otherwise specified in the Prospectus Supplement for Senior Debt Securities of such series. Defeasance provisions, if any, for Senior Debt Securities denominated in a foreign currency or currencies or for Bearer Securities may be specified in the Prospectus Supplement.

  At the Company's option, either (a) the Company shall be deemed to have been Discharged (as defined below) from its obligations with respect to Senior Debt Securities of any series ("legal defeasance option") or

(b) the Company shall cease to be under any obligation to comply with certain provisions of the Senior Indenture relating to mergers and consolidations of the Company, the provisions relating to limitations on liens, limitations on sale and leaseback transactions and limitations on funded debt of certain subsidiaries (and, if so specified, any other obligation of the Company or restrictive covenant added for the benefit of such series ("covenant defeasance option")) at any time after the applicable conditions set forth below have been satisfied: (1) the Company shall have deposited or caused to be deposited irrevocably with the Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Senior Debt Securities of such series, (i) money in an amount, or (ii) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (iii) a combination of (i) and (ii), sufficient, in the opinion (with respect to (ii) and (iii)) of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge each installment of principal (including any mandatory sinking fund payments) of and premium, if any, and interest on, the Outstanding Senior Debt Securities of such series on the dates such installments of interest or principal and premium are due; (2) such deposit shall not cause the Trustee with respect to the Senior Debt Securities of that series to have a conflicting interest with respect to the Senior Debt Securities of any series; (3) such deposit will not result in a breach of violation of, or constitute a default under, the Senior Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; (4) if the Senior Debt Securities of such series are then listed on any national securities exchange, the Company shall have delivered to the Trustee an opinion of counsel or a letter or other document from such exchange to the effect that the Company's exercise of its legal defeasance option or the covenant defeasance option, as the case may be, would not cause such Senior Debt Securities to be delisted; (5) no Event of Default or event (including such deposit) which, with notice or lapse of time or both, would become an Event of Default with respect to the Senior Debt Securities of such series shall have occurred and be continuing on the date of such deposit and, with respect to the legal defeasance option only, no Event of Default under the provisions of the Senior Indenture relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after such date; and (6) certain other opinions, officers' certificates and other documents specified in the Senior Indenture, including an opinion of counsel or a ruling of the Internal Revenue Service to the effect that such deposit, defeasance or Discharge will not cause the Holders of the Senior Debt Securities of such series to recognize income, gain or loss for federal income tax purposes. Notwithstanding the foregoing, if the Company exercises its covenant defeasance option and an Event of Default under the provisions of the Senior Indenture relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after the date of such deposit, the obligations of the Company referred to under the definition of covenant defeasance option with respect to such Senior Debt Securities shall be reinstated in full.

PAYMENT AND PAYING AGENTS

  If Senior Debt Securities of a series are issuable only as Registered Securities, the Company will maintain in each Place of Payment for such series an office or agency where Senior Debt Securities of that series may be presented or surrendered for payment, where Senior Debt Securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Senior Debt Securities of that series and the Senior Indenture may be served.

  If Senior Debt Securities of a series are issuable as Bearer Securities, the Company will maintain or cause to be maintained (A) in the Borough of Manhattan, The City and State of New York, an office or agency where any Registered Securities of that series may be presented or surrendered for payment, where any Registered Securities of that series may be surrendered for registration of transfer, where Senior Debt Securities of that series may be surrendered for exchange or redemption and where notices and demands to or upon the Company in respect of the Senior Debt Securities of that series and the Senior Indenture may be served and where Bearer

Securities of that series and related Coupons may be presented or surrendered for payment in the circumstances described in the following paragraph (and not otherwise), (B) subject to any laws or registration applicable thereto, in a Place of Payment for that series which is located outside the United States, an office or agency where Senior Debt Securities of that series and related Coupons may be presented and surrendered for payment (including payment of any additional amounts payable on Senior Debt Securities of that series, if so provided in such series); provided however, that if the Senior Debt Securities of that series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent for the Senior Debt Securities of that series in London, Luxembourg or any other required city located outside the United States, as the case may be, so long as the Senior Debt Securities of that series are listed on such exchange, and (C) subject to any laws or regulations applicable thereto, in a Place of Payment for that series located outside the United States, an office or agency where any Registered Securities of that series may be surrendered for registration of transfer, where Senior Debt Securities of that series may be surrendered for exchange or redemption and where notices and demands to or upon the Company in respect of the Senior Debt Securities of that series and the Senior Indenture may be served. The Company will give prompt written notice to the Trustee of the locations, and any change in the locations, of such offices or agencies. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the corporate trust office of the Trustee, except that Bearer Securities of that series and the related Coupons may be presented and surrendered for payment at the offices specified in the applicable Senior Debt Security and the Company has appointed the Trustee (or in the case of Bearer Securities may appoint such other agent as may be specified in the applicable Prospectus Supplement) as its agent to receive all presentations, surrenders, notices and demands.

  No payment of principal, premium or interest on Bearer Securities shall be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided however, that, if the Senior Debt Securities of a series are denominated and payable in U.S. dollars, payment of principal of and any premium and interest on Senior Debt Securities of such series, if specified in the applicable Prospectus Supplement, shall be made at the office of the Company's Paying Agent in the Borough of Manhattan, The City and State of New York, if (but only if) payment in U.S. dollars of the full amount of such principal, premium, interest or additional amounts, as the case may be, at all offices or agencies outside the United States maintained for the purpose by the Company in accordance with the Senior Indenture is illegal or effectively precluded by exchange controls or other similar restrictions.

BOOK-ENTRY SENIOR DEBT SECURITIES

  The Senior Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form (each a "Global Security"). Payments of principal of (premium, if any) and interest on Senior Debt Securities represented by a Global Security will be made by the Company to the Trustee and then by the Trustee to the depositary.

  If specified in the applicable Prospectus Supplement, any Global Securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), as depositary, or such other depositary as may be specified in the applicable Prospectus Supplement. In the event that DTC acts as depositary with respect to any Global Securities, the Company anticipates that such Global Securities will be registered in the name of DTC's nominee, and that the following provisions will apply to the depositary arrangements with respect to any such Global Securities. Additional or differing terms of the depositary arrangements, if any, applicable to the Offered Securities, will be described in the accompanying Prospectus Supplement.

  So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole Holder of the Senior Debt Securities represented by such Global Security for all purposes under the Senior Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Senior Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Senior Debt Securities in certificated form and will not be considered the owners or Holders thereof under the Senior Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Security.

  If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Senior Debt Securities in certificated form in exchange for the Global Securities. In addition, the Company may at any time, and in its sole discretion, determine not to have any Senior Debt Securities represented by one or more Global Securities and, in such event, will issue individual Senior Debt Securities in certificated form in exchange for the relevant Global Securities. If Registered Securities of any series shall have been issued in the form of one or more Global Securities and if an Event of Default with respect to the Senior Debt Securities of such series shall have occurred and be continuing, the Company will issue individual Senior Debt Securities in certificated form in exchange for the relevant Global Securities.

  The following is based on information furnished by DTC:

  DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of the Banking Law of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

  Purchases of Senior Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Senior Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Senior Debt Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Senior Debt Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in the Senior Debt Securities, except in the event that use of the book-entry system for the Senior Debt Securities is discontinued.

  To facilitate subsequent transfers, the Senior Debt Securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Senior Debt Securities with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Senior Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Senior Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

  Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither DTC nor Cede & Co. will consent or vote with respect to the Senior Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Senior Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

  Principal and interest payments on the Senior Debt Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

  DTC may discontinue providing its services as securities depositary with respect to the Senior Debt Securities at any time by giving reasonable notice to the Company or the Paying Agent. Under such circumstances, in the event that a successor securities depositary is not appointed, Senior Debt Security certificates are required to be printed and delivered.

  The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, Senior Debt Security certificates will be printed and delivered.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

  Unless stated otherwise in the applicable Prospectus Supplement, the underwriters or agents with respect to a series of Senior Debt Securities issued as Global Securities will be Direct Participants in DTC.

  None of the Company, any underwriter or agent, the Trustee or any applicable Paying Agent will have the responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Securities, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

THE TRUSTEE UNDER THE SENIOR INDENTURE

  The Company and its Subsidiaries maintain ordinary banking relationships with Citibank, N.A. and its affiliates and a number of other banks. Citibank, N.A. and its affiliates, along with a number of other banks, have extended credit facilities to the Company and its Subsidiaries. In addition, Citibank, N.A. acts as the Company's issuing and paying agent in connection with the Company's commercial paper program.

GOVERNING LAW

  The Senior Indenture, the Senior Debt Securities and the Coupons for all purposes will be governed by and construed in accordance with the laws of the State of New York.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain defined terms used in the Senior Indenture. Reference is made to the Senior Indenture for the full definition of all such terms.

  "Attributable Debt" means, as of any particular time, with respect to a Sale and Leaseback Transaction with respect to any Principal Property, the lesser of
(a) the fair market value of such property (as determined in good faith by the Board of Directors) or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (excluding any amounts payable by the lessee for maintenance, property taxes and insurance, and including any period for which such lease has been extended or may, at the option of the lessor, be extended), discounted at the rate of interest set forth or implicit in the terms of such lease (or, if not practicable to determine such rate, the weighted average interest rate per annum borne by Senior Debt Securities then outstanding) compounded semi-annually.

  "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's capital stock or equity, including, without limitation, all Common Stock and Preferred Stock.

  "Common Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's common stock, whether now outstanding or issued after the date of the Senior Indenture, including, without limitation, all series and classes of such common stock.

  "Consolidated Net Tangible Assets" means, at the time of determination, the total assets appearing on the most recently prepared consolidated balance sheet of the Company and its Subsidiaries as of the end of a fiscal quarter of the Company, prepared in accordance with generally accepted accounting principles, less all current liabilities as shown on such balance sheet (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined) and intangible assets. Intangible assets means the value (net of any applicable reserves) as shown on or reflected in such balance sheet of all trade names, trademarks, licenses, patents, copyrights, goodwill, unamortized debt discount and expense and other like intangibles.

  "Consolidated Net Worth" means, at any date, shareholders' equity, less any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Debt and the cost of treasury stock, as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Subsidiaries prepared in conformity with generally accepted accounting principles.

  " Debt" means, with respect to any Person, indebtedness of such Person for borrowed money and all Debt of other Persons guaranteed by such Person.

  "Discharged" means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by, and obligations under, the Senior Debt Securities of such series and to have satisfied all the obligations under the Senior Indenture relating to the Senior Debt Securities of such series, except (i) the rights of Holders of Senior Debt Securities of such series to receive, from the trust fund described under "Discharge, Legal Defeasance and Covenant Defeasance" above, payment of the principal of (and premium, if any) and interest on such Senior Debt Securities when such payments are due, (ii) the Company's obligations with respect to the Senior Debt Securities of such series under the provisions relating to exchanges, transfers and replacement of Senior Debt Securities, the maintenance of an office or agency of the Company and the defeasance trust fund, the provisions relating to compensation and reimbursement of the Trustee and (iii) the rights, powers, trusts, duties and immunities of the Trustee thereunder.

  "Funded Debt" means Debt of the Company or its Restricted Subsidiaries which by its terms matures at, or can be extended or renewed at the option of the obligor to, a date more than twelve months after the date of the creation of such Debt.

  "Lien" means any mortgage, lien, pledge. security interest, conditional sale or other title retention agreement or other security interest or encumbrance of any kind (including any agreement to give any security interest).

  "Person" means an individual, a corporation, a partnership, a trust, a joint venture, an association, a joint stock company, an unincorporated organization or a government or any agency or political subdivision thereof.

  "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference stock, whether now outstanding or issued after the date of the Senior Indenture, including, without limitation, all series and classes of such preferred or preference stock.

  "Principal Property" means any parcel of real property and related fixtures or improvements (now owned or hereafter acquired) which (a) is owned by the Company or any Subsidiary; (b) is located within any of the present 50 states of the United States (or the District of Columbia); (c) has not been determined in good faith by the Board of Directors of the Company not to be materially important to the total business conducted by the Company and its Subsidiaries as a whole; and (d) has an aggregate book value of which, less accumulated depreciation, on the date of determination exceeds $5,000,000.

  "Redeemable Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the maturity date of any of the then outstanding Senior Debt Securities, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the maturity date of any of the then outstanding Senior Debt Securities, or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Debt having principal scheduled to mature or which can be required to be repaid prior to the maturity date of any of the then outstanding Senior Debt Securities.

  "Restricted Subsidiary" means any Subsidiary which owns or leases any Principal Property.

  "Sale and Leaseback Transaction" means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person; provided, however, that "Sale and Leaseback Transactions" shall not include such arrangements that were existing on the date of the Senior Indenture.

  "Subsidiary" means any corporation or other entity of which a majority of outstanding stock having voting power under ordinary circumstances for the election of the board of directors is at the time directly or indirectly owned by the Company.

  "U.S. Government Obligations" means securities that are (i) direct obligations of the United States for the payment of which its full faith and credit is pledged, or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States, which, in either case under clause (i) or (ii), are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on (or principal of) any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

                              PLAN OF DISTRIBUTION

  The Company may sell the Offered Securities in four ways: (i) directly to purchasers, (ii) through agents, (iii) through underwriters and (iv) through dealers.

  Offers to purchase Offered Securities may be solicited directly by the Company and sales thereof may be made by the Company directly to institutional investors or others. The terms of any such sales will be set forth in the accompanying Prospectus Supplement.

  Offers to purchase Offered Securities may be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the accompanying Prospectus Supplement. Unless otherwise indicated in the accompanying Prospectus Supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment. Agents may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, and may engage in transactions with or perform services for the Company in the ordinary course of business.

  If any underwriters are utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, the Company will enter into an underwriting agreement with such underwriters at the time of sale to them and the names of the specific managing underwriter or underwriters, as well as any other underwriters and the terms of the transaction will be set forth in the accompanying Prospectus Supplement, which will be used by the underwriters to make resales of the Offered Securities in respect of which this Prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may engage in transactions with or perform services for, the Company in the ordinary course of business.

  If a dealer is utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, the Company will sell such Offered Securities to the dealer, as principal. The dealer may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may engage in transactions with or perform services for the Company in the ordinary course of business.

  Offered Securities may also be offered and sold, if so indicated in the accompanying Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with their terms, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the accompanying Prospectus Supplement. Remarketing firms may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, and may engage in transactions with or perform services for the Company in the ordinary course of business.

  If so indicated in the accompanying Prospectus Supplement, the Company will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase Offered Securities from the Company at the public offering price set forth in the accompanying Prospectus Supplement pursuant to delayed delivery contracts providing for payments and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the accompanying Prospectus Supplement, and the accompanying Prospectus Supplement will set forth the commission payable for solicitation of such offers.

                                 LEGAL MATTERS

  The validity of the Offered Securities will be passed upon for the Company by Dewey Ballantine LLP, New York, New York, and for any underwriters by counsel as may be specified in accompanying prospectus supplements. In rendering such opinion, Dewey Ballantine LLP will be relying as to matters of Indiana law upon the opinion of Baker & Daniels, Indianapolis, Indiana. J.B. King, Esq., Vice President, General Counsel, Secretary and a Director of Guidant, also currently acts as counsel to Baker & Daniels.

                                    EXPERTS

  The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.